Exhibit 99.48

Execution Version

TOREX GOLD RESOURCES INC.

as Canadian Borrower

And

MINERA MEDIA LUNA, S.A. DE C.V.

as Mexican Borrower

and

BMO CAPITAL MARKETS and THE BANK OF NOVA SCOTIA

as Joint Lead Arrangers and Joint Bookrunners

and

BANK OF MONTREAL

as Administrative Agent

and

THE BANK OF NOVA SCOTIA

as Syndication Agent

and

BANK OF MONTREAL and ING CAPITAL LLC

as Sustainability Structuring Agents

and

THE LENDERS

FROM TIME TO TIME PARTIES HERETO

SIXTH AMENDED AND RESTATED CREDIT AGREEMENT

Dated as of June 25, 2025

Fasken Martineau DuMoulin LLP

Toronto, Ontario

Sixth Amended and Restated Credit Agreement

Sixth Amended and Restated Credit Agreement

Sixth Amended and Restated Credit Agreement

Sixth Amended and Restated Credit Agreement

Sixth Amended and Restated Credit Agreement

TABLE OF CONTENTS (continued)
Page

15.18 [Intentionally deleted.]	144

Sixth Amended and Restated Credit Agreement

TABLE OF CONTENTS (continued)
Page

SCHEDULE A LENDERS AND INDIVIDUAL COMMITMENTS	1

SCHEDULE B COMPLIANCE CERTIFICATE	1

SCHEDULE C FORM OF ASSIGNMENT	1

SCHEDULE D FORM OF DRAWDOWN NOTICE	1

SCHEDULE E FORM OF ROLLOVER NOTICE	1

SCHEDULE F FORM OF CONVERSION NOTICE	1

SCHEDULE G CORPORATE STRUCTURE	1

SCHEDULE H SECURITY DOCUMENTS	1

SCHEDULE I QUALIFIED AFFILIATE INSTRUMENT OF ADHESION	1

SCHEDULE J [INTENTIONALLY DELETED]	1

SCHEDULE K MATERIAL CONTRACTS	1

SCHEDULE L CAPITAL OF PLEDGED OBLIGORS	1

SCHEDULE M PROJECT AUTHORIZATIONS	1

SCHEDULE N [INTENTIONALLY DELETED]	1

SCHEDULE O INSURANCE	1

SCHEDULE P [INTENTIONALLY DELETED]	1

SCHEDULE Q [RESERVED]	1

SCHEDULE R [INTENTIONALLY DELETED]	1

SCHEDULE S [RESERVED]	2

SCHEDULE T [INTENTIONALLY DELETED]	1

SCHEDULE U REIMBURSEMENT INSTRUMENT	1

SCHEDULE V APPLICABLE RATES	1

SCHEDULE W APPLICABLE SUSTAINABILITY MARGIN ADJUSTMENT TABLE	1

Sixth Amended and Restated Credit Agreement

TABLE OF CONTENTS (continued)
Page

SCHEDULE X SUSTAINABILITY COMPLIANCE CERTIFICATE	1

SCHEDULE Y MEZCALA SUBSTATION	1

SCHEDULE Z FORM OF ACCORDION AGREEMENT	1

Sixth Amended and Restated Credit Agreement

SIXTH AMENDED AND RESTATED CREDIT AGREEMENT dated as of June 25, 2025 among Torex Gold Resources Inc., a corporation continued under the laws of the Province of Ontario, as a borrower (the “Canadian Borrower”), Minera Media Luna, S.A. de C.V., a sociedad anónima de capital variable incorporated under the laws of Mexico, as a borrower (the “Mexican Borrower” and together with the Canadian Borrower, the “Borrowers”) the lending institutions from time to time parties hereto as Lenders, and Bank of Montreal, as Administrative Agent.

WHEREAS pursuant to a fifth amended and restated credit agreement dated as of July 25, 2024 between, inter alios, the Borrowers, as borrowers, Bank of Montreal, as administrative agent, and the lenders party thereto (as amended to the date hereof, the “Existing Credit Agreement”), the aforesaid lenders established certain credit facilities in favour of the Canadian Borrower;

AND WHEREAS the parties hereto wish to amend and restate the Existing Credit Agreement pursuant to the terms hereof;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties hereto covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

The following defined terms shall for all purposes of this agreement, or any amendment, substitution, supplement, replacement, restatement or addition hereto, have the following respective meanings unless the context otherwise specifies or requires or unless otherwise defined herein:

“$” denotes U.S. dollars.

“Absolute GHG Emissions” means, [REDACTED – commercially sensitive information].

“Accordion Agreement” means an agreement in the form of Schedule Z hereto (or in such other form having substantially similar effect as the Administrative Agent may accept) duly completed, executed and delivered by the Borrowers, an Accordion Lender and the Administrative Agent pursuant to Section 2.5(d).

“Accordion Lender” means a Lender or a proposed new Lender that has agreed to accept an additional Individual Commitment with respect to the Credit Facility or an initial Individual Commitment with respect to the Credit Facility designated in

Sixth Amended and Restated Credit Agreement

an Accordion Notice delivered to the Administrative Agent pursuant to and in accordance with Section 2.5(a).

“Accordion Notice” shall have the meaning ascribed thereto in Subsection 2.5(a).

“Acquisition” means:

(a)	if the acquisition is a share purchase, an Obligor shall Control the entity being acquired immediately following the completion of such acquisition; or

(b)	if the acquisition is an asset purchase, all or substantially all of the assets of the vendor (or of a division or unit of the vendor) are being acquired.

“Additional Project Authorization” shall mean any Authorization required by the Mexican Borrower subsequent to the date hereof, necessary for the development, management and operation of the Project, as contemplated by the Financial Model, and the production, transportation, processing and sale of Product produced at the Project.

“Additional Sustainability Margin Adjustment” has the meaning ascribed thereto in Section 9.10(d).

“Adjusted Term SOFR Rate” means, for purposes of any calculation, the rate per annum equal to (a) Term SOFR Rate for such calculation plus (b) the applicable Term SOFR Adjustment, provided, in each case, that if the Adjusted Term SOFR Rate as so determined would be less than the Floor, such rate shall be deemed to be equal to the Floor for the purposes of this Agreement.

“Administrative Agent” means Bank of Montreal, in its capacity as Administrative Agent of the Finance Parties, and any successor thereto pursuant to Section 14.12.

“Administrative Agent Account” means account [REDACTED – confidential information], wire transfer particulars for which account are set forth below:

[REDACTED – confidential information]

or such other account as the Administrative Agent may notify the Borrowers and the Lenders from time to time and designate as the “Administrative Agent Account”.

“Affiliate” means an affiliated body corporate and, for the purposes of this agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the Subsidiary of the other or both are Subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time,

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they are deemed to be affiliated with each other; for greater certainty for the purposes of this definition, “body corporate” shall include a chartered bank.

“Alternate Base Rate Canada” means, at any particular time, the greater of (a) the Base Rate Canada at such time and (b) the Federal Funds Effective Rate plus 5/8 of 1% per annum at such time.

“Annual Responsible Gold Mining Report” means an annual report on the sustainability performance of the Canadian Borrower as posted on the Canadian Borrower website.

“Applicable Law” means all laws, statutes, ordinances, decrees, judgments, codes, standards, acts, orders, by-laws, estatutos sociales, rules, regulations, approvals, permits and requirements of all Official Bodies, in each case having the force of law and which now or hereafter may be lawfully applicable to and enforceable against any Obligor or its property or any part thereof.

“Applicable Margin” means, for a particular Fiscal Quarter, the rate per annum used to determine the interest rate on various types of Loans, the rate used to calculate Letter issuance fees or the rate per annum used to calculate commitment fees, in each case by reference to the range in which the Net Leverage Ratio for the relevant period falls as set forth in Schedule V hereto, provided that:

(a)	changes in the Applicable Margin shall be effective as set forth in Section 7.7;

(b)

changes in the Applicable Margin shall apply, as at the effective dates of such changes, to Loans outstanding on such dates, but only for those portions of applicable Interest Periods falling within those times during which the changes in the Applicable Margin are effective, as provided above;

(c)

at any time that an Event of Default occurs and is continuing, the Applicable Margin shall be increased by an additional 2.00% per annum, which increase shall take effect immediately upon the Administrative Agent notifying the Borrowers in writing of the applicable Event of Default and which shall remain in effect until the relevant Event of Default is cured and/or waived, as applicable; and

(d)

commencing on the first Applicable Sustainability Margin Adjustment Date, and on each Applicable Sustainability Margin Adjustment Date thereafter, the Applicable Margin shall be increased or decreased (or neither increased nor decreased) by the Applicable Sustainability Margin Adjustment as set forth in the Sustainability Certificate; provided, (i) notwithstanding the foregoing, in no circumstance shall any Applicable Sustainability Margin Adjustment result, in any Fiscal Year, in (x) the Applicable Margin being less than zero; and (y) the Applicable Margin in

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respect of Term Benchmark Loans, Financial Letters, Base Rate Loans or Non-Financial Letters being reduced or increased by more than [REDACTED – commercially sensitive information] and/or in respect of the commitment fee set out in Section 7.5 (the “Commitment Fee”) being reduced or increased by more than [REDACTED – commercially sensitive information]; (ii) [Intentional deleted]; (iii) each change in the Applicable Margin resulting from a Sustainability Certificate shall be effective during the period commencing on, and including, the Applicable Sustainability Margin Adjustment Date and ending on the date immediately preceding the next such Applicable Sustainability Margin Adjustment Date.

Notwithstanding the foregoing but subject always to Section 7.7, from the Closing Date until the date on which the Canadian Borrower delivers a compliance certificate to the Administrative Agent pursuant to Section 11.1(a)(iii) in respect of the Fiscal Quarter ending June 30, 2025, the Applicable Margin shall be based on Level I in Schedule V hereto; provided, if the Canadian Borrower fails to deliver such compliance certificate by the date required to do so under Section 11.1(a)(iii), the Net Leverage Ratio shall be deemed as from such date to be at Level IV (subject to the increase or decrease (or neither increase nor decrease) by the Applicable Sustainability Margin Adjustment as calculated in accordance with the terms of this Agreement) until such failure is cured, at which time the Applicable Margin shall be determined in accordance with the table set forth in the definition of Applicable Margin, but without any adjustments having retroactive effect.

“Applicable Sustainability Margin Adjustment” means, for any Fiscal Year, with reference to the reported values of the SPT Metrics in the Sustainability Certificate, delivered for the end of the most recently ended Fiscal Year, the sum of each “Sustainability Adjustment to the Applicable Margin” (as referenced in Schedule W) for each SPT Metric set forth in the row opposite such SPT Metric in the chart in Schedule W, which shall include, for avoidance of doubt, the adjustment to each the Applicable Margin and the Commitment Fee, as applicable.

“Applicable Sustainability Margin Adjustment Date” means the third Banking Day immediately following the date on which the Canadian Borrower provides the Administrative Agent a Sustainability Certificate pursuant to Section 11.3(x)(i).

“Authorization” means any authorization, licence, lease, right, permit, franchise, privilege, registration, direction, decree, consent, concession, claim, right, order, permission, approval, qualification or authority issued or provided by an Official Body.

“Available Credit” means, at any particular time, the amount, if any, by which the Commitment Amount at such time exceeds the aggregate amount of credit outstanding under the Credit Facility at such time.

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“Available Tenor” means, as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to clause (e) of Section 3.12.

“Bail-In Action” means the exercise of any Write-down and Conversion Powers.

“Bail-In Legislation” means:

(a)

in relation to an EEA Member Country which has implemented, or which at any time implements, Article 55 of Directive 2014/59/EU establishing a framework for the recovery and resolution of credit institutions and investment firms, the relevant implementing law or regulation as described in the EU Bail-In Legislation Schedule from time to time; and

(b)	in relation to any other state, any analogous law or regulation from time to time which requires contractual recognition of any Write-down and Conversion Powers contained in that law or regulation

“Banking Day” means (i) any day, other than Saturday and Sunday, on which banks generally are open for business in Toronto, Ontario, New York, New York, and (ii) when used in respect of Term Benchmark Loans, any such day referenced in (i) which is also a U.S. Government Securities Business Day.

“Base Rate Canada” means the variable rate of interest per annum equal to the rate of interest determined by the Administrative Agent from time to time as its base rate for United States dollar loans made by the Administrative Agent in Canada from time to time, being a variable per annum reference rate of interest adjusted automatically upon change by the Administrative Agent, calculated on the basis of a year of 365 days (or 366 days in the case of a leap year). For certainty, at no time shall the Base Rate Canada be less than zero and, in such event, any negative Base Rate Canada will be deemed to be zero.

“Base Rate Loan” means monies lent by the Lenders to the Borrowers hereunder in United States dollars and upon which interest accrues at a rate referable to the Alternate Base Rate Canada.

“Benchmark” means, initially, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current

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Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to clause (b) of Section 3.12.

“Benchmark Replacement” means the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date:

(a)	the sum of (i) Daily Simple SOFR and (ii) 0.11448% (11.448 basis points); and

(b)

the sum of (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Canadian Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for U.S. Dollar-denominated syndicated credit facilities and (ii) the related Benchmark Replacement Adjustment.

If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this agreement and the other Credit Documents.

“Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Canadian Borrower giving due consideration to (i) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for U.S. Dollar-denominated syndicated credit facilities at such time.

“Benchmark Replacement Date” means a date and time determined by the Administrative Agent, which date shall be no later than the earliest to occur of the following events with respect to the then-current Benchmark:

(a)

in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the calculation

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thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); or

(b)

in the case of clause (c) of the definition of “Benchmark Transition Event,” the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided, that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Benchmark:

(a)

a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely, provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof);

(b)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or

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(c)

a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof).

“Benchmark Unavailability Period” means the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.12 and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Credit Document in accordance with Section 3.12.

“Bullion Account” means an unallocated bullion account in the name of the Mexican Borrower maintained with Bank of Montreal and designated as a “Bullion Account” (or such other unallocated bullion accounts in the name of the Mexican Borrower or any other Obligor and maintained with another Lender, or another financial institution acceptable to the Majority Lenders, acting reasonably, and designated as a “Bullion Account”).

“Calculation Date” means each March 31, June 30, September 30 and December 31 falling after the date of this agreement.

“Capital Lease”, as applied to any Person, shall mean any lease of any property (whether real, personal or mixed and including, without limitation, equipment) by that Person as lessee that, in conformity with generally accepted accounting principles, is, or is required to be, accounted for as a finance lease obligation on the balance sheet of that Person.

“Cash” means cash (including for certainty, deposits with financial institutions) and Cash Equivalents of the Canadian Borrower determined on a consolidated basis.

“Cash Balance” means, at any particular time, the aggregate amount of all unrestricted Cash at such time.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the Canadian or United States government or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit and time deposits with maturities of one year

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or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any Lender with operations in Canada, the United States, Mexico or Luxembourg, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above; (iv) commercial paper rated A1 or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition; (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above; (vi) readily marketable direct obligations issued by any state of the United States or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P with maturities of 12 months or less from the date of acquisition.

“Cash Management Agreement” means any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements between any Obligor, on the one hand, and any one of the Qualified Cash Management Lenders (for so long as the relevant financial institution remains a Lender hereunder), on the other.

“Cash Proceeds of Realization” means the aggregate of (i) all Proceeds of Realization in the form of cash and (ii) all cash proceeds of the sale or disposition of non-cash Proceeds of Realization, in each case expressed in United States dollars.

“Caymus Holding” means Caymus Holding S.à.r.l., a Luxembourg private limited liability company (société à responsabilité limitée), with registered office at 12C, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 180.704.

“Change of Control” means, with respect to either Borrower, (a) the acquisition of ownership, directly or indirectly, beneficially or of record, by any Person or group of Persons “acting jointly or in concert” (as contemplated by the Securities Act (Ontario)), of Shares representing more than 50% of the aggregate ordinary voting power represented by the issued and outstanding Shares of such Borrower, or (b) the occupation of a majority of the seats (other than vacant seats) on the board of directors of such Borrower, by Persons who were neither (i) nominated by the board of directors of such Borrower, nor (ii) appointed by directors so nominated.

“Climate KPIs” means, [REDACTED – commercially sensitive information].

“Closing Date” shall mean the date on which the Administrative Agent has confirmed to the other parties hereto that the conditions to closing set out in Section 12.1 have been satisfied and/or waived by the Lenders.

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“Code” means the Internal Revenue Code of 1986 of the United States, as amended from time to time, and any successor statute and including all regulations issued under all such statutes.

“Commitment Amount” means $350,000,000, as such amount may be reduced from time to time pursuant to Section 2.3 or increased from time to time pursuant to Section 2.5.

“Companies” means, collectively, the Canadian Borrower and all of its Subsidiaries and “Company” means any one of the Companies.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR Rate or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Banking Day,” the definition of “U.S. Government Securities Business Day”, the definition of “Interest Period” or any similar or analogous definition (including the addition of a concept of “interest period”), the timing and frequency of determining rates and making payments of interest, the timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of breakage provisions, and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this agreement and the other Credit Documents).

“Contributing Lender” shall have the meaning ascribed thereto in Section 3.3(a).

“Control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting equity, by contract or otherwise and “Controlled” shall have a similar meaning.

“Corporate Reorganization” means any change in the legal existence of any Obligor including by way of amalgamation, merger, winding up, continuance or plan of arrangement.

“CRD IV” means Directive 2013/36/EU of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive 2002/87/EC and repealing Directive 2006/48/EC and 2006/49/EC.

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“Credit Documents” means this agreement, the Fee Letter, the Guarantees, the Security Documents, the Perfection Certificates and all instruments, certificates and agreements executed and delivered by the Obligors in favour of the Finance Parties from time to time in connection with this agreement or any other Credit Document, but specifically excluding Risk Management Agreements.

“Credit Excess” means, as at a particular date, the amount, if any, by which the amount of credit outstanding under the Credit Facility as at the close of business on such date exceeds the Commitment Amount as at the close of business on such date.

“Credit Facility” means the revolving credit facility in the amount of the Commitment Amount established by the Lenders in favour of the Borrowers pursuant to Section 2.1.

“Credit Facility Repayment Date” means the date on which all Secured Obligations owing by the Obligors to the Finance Parties or any of them, or remaining unpaid to the Finance Parties or any of them, under the Credit Facility has been satisfied in full and the Credit Facility has terminated pursuant to Section 2.4.

“CRR” means Regulation (EU) no. 575/2013 of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU) No. 648/2012.

“Customs Account” means the account no. [REDACTED – confidential information] of the Mexican Borrower maintained with [REDACTED – confidential information] in Mexico.

“Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Administrative Agent in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR” for syndicated business loans; provided that if the Administrative Agent decides that any such convention is not administratively feasible for the Administrative Agent, then the Administrative Agent may establish another convention in its reasonable discretion.

“Default” means any event or circumstance which is, or which, with the passage of time, the giving of notice, the making of a determination under any Finance Document or any combination of the foregoing, would be, an Event of Default; provided, however, the making of any offer that would, if consummated, result in a Change of Control shall not, in and of itself, constitute a Default.

“Defaulting Lender” means any Lender that (a) has failed to fund any portion of any extension of credit required to be funded by it hereunder within three Banking Days of the date required to be funded by it hereunder unless such failure has been cured, (b) has otherwise failed to pay over to the Administrative Agent or any other

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Lender any other amount required to be paid by it hereunder within three Banking Days of the date when due, unless the subject of a good faith dispute or unless such failure has been cured, (c) has notified the Administrative Agent that such Lender does not intend to fund its commitments hereunder except in connection with an assertion by such Lender that the conditions to funding are not met, (d) has, other than via an Undisclosed Administration, been determined by a court of competent jurisdiction or regulator to be insolvent or is unable to meet its obligations or admits in writing it is unable to pay its debts as they generally become due, (e) other than via an Undisclosed Administration, is the subject of a bankruptcy or insolvency proceeding, (f) other than via an Undisclosed Administration, is subject to or is seeking the appointment of an administrator, regulator, conservator, liquidator, receiver, trustee, custodian or other similar official over any portion of its assets or business, or (g) is subject to any Bail-In Action.

“Derivative Exposure” in relation to any Person (the “relevant party”) and any counterparty of the relevant party at any time means the net amount which would be payable by the relevant party to that counterparty, or by that counterparty to the relevant party, as the case may be, pursuant to all Risk Management Agreements entered into between them and in effect at that time if the transactions governed thereby were to be terminated as the result of the early termination thereof. If the Derivative Exposure would be payable by the relevant party to the counterparty of the relevant party at the relevant time of determination, it is referred to herein as “Out-of-the-Money Derivative Exposure”.

“Derivatives Transactions” means one or more transactions that are or will be governed by a Risk Management Agreement.

“Designated Account” means, with respect to transactions in United States dollars under the Credit Facility, the account of each Borrower maintained by the Administrative Agent for the purposes of transactions in such currency under this agreement.

“Distribution” means:

(a)

the declaration, payment or setting aside for payment of any dividend or other distribution on or in respect of any Shares of an Obligor, other than a dividend declared, paid or set aside for payment by such Obligor which is payable in Shares of such Obligor;

(b)

the redemption, retraction, purchase, retirement or other acquisition, in whole or in part, of any Shares of an Obligor or any securities, instruments or contractual rights capable of being converted into, exchanged or exercised for Shares of an Obligor, including, without limitation, options, warrants, conversion or exchange privileges and similar rights;

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(c)	the payment or prepayment of interest or the repayment or prepayment of principal with respect to Indebtedness of an Obligor convertible into Shares of such Obligor or the Intercompany Loans; and

(d)	the payment by an Obligor of any royalty, consulting fee, management fee, guarantee fee, bonus or similar fee to another Obligor.

“Doré” means that form of precious metal ingot containing gold and other metals produced from the Project.

“Draft” means any draft, bill of exchange, receipt, acceptance, demand or other request for payment drawn or issued under or in respect of a Letter.

“Drawdown Notice” shall have the meaning ascribed thereto in Section 4.1.

“EBITDA” means, for any particular Measurement Period, Net Income for such Measurement Period:

(a)	plus (to the extent otherwise deducted) income and mining tax expenses;

(b)	plus (to the extent otherwise deducted) Interest Expenses;

(c)	minus (to the extent otherwise included) Interest Income;

(d)	plus (to the extent otherwise deducted) any extraordinary or unusual losses and unrealized losses;

(e)	minus (to the extent otherwise included) any extraordinary or unusual gains and unrealized gains;

(f)

plus (to the extent otherwise deducted) any loss against book value or reserves incurred by a Company on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) or any discontinued operations;

(g)

minus (to the extent otherwise included) any gain over book value or reserves incurred by a Company on the disposal or abandonment of any business or asset (not being a disposal made in the ordinary course of business) or any discontinued operations;

(h)	plus (to the extent otherwise deducted) depreciation of fixed assets and amortization of goodwill or intangible assets;

(i)	plus (to the extent otherwise deducted) depletion expense (including asset retirement obligation expenses);

(j)	plus (to the extent otherwise deducted) the amount of capitalized expenditures;

- 13 -	Sixth Amended and Restated Credit Agreement

(k)

plus (to the extent otherwise deducted) other non-cash expenses deducted in calculating Net Income, including non-cash stock expenses relating to stock-based compensation, and unrealized losses incurred in connection with Risk Management Agreements;

(l)	minus (to the extent otherwise included) any unrealized gains incurred in connection with Risk Management Agreements;

(m)	plus (to the extent otherwise deducted) any losses from operations held for sale and any foreign exchange losses;

(n)	minus (to the extent otherwise included) any gains from operations held for sale and any foreign exchange gains;

(o)	minus (to the extent otherwise included) any non-cash income and gains; and

(p)	plus (to the extent otherwise deducted) any other non-cash expenses and losses.

“EEA Member Country” means any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“Ejido Agreements” shall have the meaning ascribed thereto in Schedule K.

“ELG Workforce” means employees and contractors who work at the El Limón Guajes mining complex.

“Enforcement Date” means:

(a)

the date on which the Administrative Agent notifies the Borrowers, pursuant to Section 13.1, that all indebtedness of the Obligors to the Lenders under the Credit Facility has become immediately due and payable or on which such indebtedness automatically becomes due and payable pursuant to Section 13.1, whichever occurs first; or

(b)

if all indebtedness of the Obligors to the Lenders under the Credit Facility has been repaid in full and all commitments of the Lenders under the Credit Facility have terminated, the date on which a Qualified Risk Management Lender notifies the Borrowers that a termination event has occurred under and pursuant to the relevant Qualified Risk Management Agreement.

“Environment” means soil, land surface or subsurface strata, surface waters (including navigable waters, ocean waters, streams, ponds, drainage basins and wetlands), groundwaters, drinking water supply, stream sediments, ambient air

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(including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Law” means any Legal Requirement that addresses, is related to or is otherwise concerned with environmental, health or safety issues, including any Legal Requirement relating to any emissions, releases or discharges of Hazardous Materials into ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, existence, treatment, storage, disposal, transport, handling, clean-up or control of Hazardous Materials, each as amended from time to time.

“Equity” means, at any particular time, the amount which would, in accordance with GAAP, be classified on the consolidated balance sheet of the Canadian Borrower at such time as shareholders’ equity of the Canadian Borrower.

“Equivalent” shall have the meaning ascribed to such term in Section 15.9.

“EU Bail-In Legislation Schedule” means the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Event of Default” means any one of the events set forth in Section 13.1.

“Excluded Collateral” means any present or future asset as to which the Majority Lenders shall determine, acting reasonably, that the costs of obtaining a security interest therein is excessive in relation to the value of the security to be afforded thereby, which shall include, for avoidance of doubt, the Lease Account for so long as the balance in the Lease Account does not exceed $5,000,000 at all times.

“Excluded Swap Obligation” means, with respect to any Obligor, any Swap Obligation if, and to the extent that, all or a portion of the guarantee of such Obligor of, or the grant by such Obligor of a security interest to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act (7 U.S.C. § 1 et seq.) (the “Commodity Exchange Act”) or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Obligor’s failure for any reason not to constitute an “eligible contract participant” as defined in the Commodity Exchange Act and the regulations thereunder at the time such guarantee of such Obligor or the grant of such security interest becomes effective with respect to such related Swap Obligation. If a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such guarantee or security interest is or becomes illegal.

“Excluded Taxes” means, with respect to the Administrative Agent, any Lender or any other recipient (in each case, including any applicable lending office or branch thereof), any payment to be made by or on account of any obligation of an Obligor

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hereunder, (a) Taxes imposed on (or measured by) its taxable income or capital, franchise Taxes, and branch profits Taxes, in each case, imposed (i) by a jurisdiction (or any political subdivision thereof) under the laws of which such recipient is organized or is located or in which its principal office is located, or (ii) by reason of any connection between the jurisdiction (or any political subdivision thereof) imposing any such Tax and such recipient, other than any connection arising solely from such recipient having executed, delivered, become party to or performed its obligations under, or received payment under, or perfected a security interest under, or engaged in any other transaction pursuant to or enforced, this agreement or any other Finance Document or sold or assigned an interest in any Loan or Finance Document, (b) any U.S. federal withholding tax imposed under FATCA, (c) any Canadian withholding Taxes arising as a result of (i) any Lender or other recipient not dealing at arm’s length (within the meaning of the Income Tax Act (Canada)) with a Borrower or (ii) any Lender or other recipient being a “specified non-resident shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of a Borrower or not dealing at arm’s length (for the purposes of the Income Tax Act (Canada)) with a “specified shareholder” (as defined in subsection 18(5) of the Income Tax Act (Canada)) of a Borrower, except in the case of (i) and (ii) where (x) the non-arm’s length relationship or (y) any Lender or other recipient being a “specified non-resident shareholder” of a Borrower or not dealing at arm’s length with a “specified shareholder” of a Borrower, as applicable, arises in connection with or as a result of any Lender or other recipient having become a party to, received or perfected a security interest under or received or enforced any rights under, any Finance Document or (d) or any tax due pursuant to the Luxembourg law of 23 December 2005, as amended, on the taxation of interest paid to, or for the benefit of, individuals resident in Luxembourg.

“Existing Credit Agreement” has the meaning ascribed thereto in the first recital.

“Exposure” means, with respect to a particular Finance Party at a particular time, the amount of the Secured Obligations owing to such Finance Party at such time, determined by such Finance Party in good faith in accordance with Section 14.21.

“FATCA” means Sections 1471 through 1474 of the Code as in effect on the date hereof (or any amended or successor version that is substantively comparable and not materially more onerous to comply with) and, in each case, any current or future regulations or current official interpretations thereof.

“Federal Funds Effective Rate” means, for any particular day, the variable rate of interest per annum, calculated on the basis of a year of 360 days and for the actual number of days elapsed, equal to the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System as published for such day (or, if such day is not a Banking Day, for the next preceding Banking Day) by the Federal Reserve Bank of New York or, for any Banking Day on which such rate is not so published by the Federal Reserve Bank of New York, the average of the quotations for such day for such transactions received by the

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Administrative Agent from three Federal Funds brokers of recognized standing selected by the Administrative Agent.

“Fee Letter” means the fee letter dated June 25, 2025 entered into between the Joint Lead Arrangers, the Administrative Agent and the Borrowers.

“Finance Documents” means the Credit Documents, the Qualified Risk Management Agreements and the Cash Management Agreements.

“Finance Parties” means the Administrative Agent, the Lenders, the Issuing Lenders, the Qualified Risk Management Lenders and the Qualified Cash Management Lenders.

“Financial Letters” means any Letters other than a Non-Financial Letters.

“Financial Model” means, at any time, the most recent financial projection delivered by the Canadian Borrower to the Administrative Agent as of the date hereof and, thereafter, the most recently updated Financial Model delivered by the Canadian Borrower to the Administrative Agent pursuant to Section 11.1(a)(ix). The Financial Model shall include the detailed financial, operational and capital plan encompassing the mineral reserves and mineral resources planned to be extracted including tonnes and grades, waste movements, processing schedule, payable metals, reasonable estimate of closure costs, all other operating expenditures and capital expenditures of (i) the Project, and (ii) any other mines or mining operations that may be acquired or developed by the Obligors from time to time and shall in each case cover the Life of Mine period.

“Fiscal Quarter” means any of the three-month periods ending on the last day of March, June, September and December in each Fiscal Year.

“Fiscal Year” means the twelve-month period ending on the last day of December in each year.

“Floor” means the benchmark rate floor, if any, provided in this agreement initially (as of the execution of this agreement, the modification, amendment or renewal of this agreement or otherwise) with respect to the Adjusted Term SOFR Rate. For the avoidance of doubt the initial Floor for the Adjusted Term SOFR Rate shall be 0%.

“Force Majeure” shall mean an act of God, labour dispute and industrial action of any kind (including a strike, interruption, slowdown and other similar action on the part of organized labour), a lockout, act of the public enemy, war (declared or undeclared), civil war, sabotage, blockade, revolution, riot, insurrection, civil disturbance, terrorism, pandemic, epidemic, cyclone, tidal wave, landslide, lightning, earthquake, flood, storm, fire, adverse weather conditions, expropriation, nationalization, acts of eminent domain, volcanic explosion, explosion, breakage or accident to machinery or equipment or pipe or transmission line or other facility, embargo, inability to obtain or delay in obtaining equipment, materials or transport,

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or any other event whether similar to the foregoing or not which is not within the reasonable control of the Borrowers.

“FRB” means the Board of Governors of the Federal Reserve System of the United States of America.

“generally accepted accounting principles” or “GAAP” means IFRS in effect in Canada from time to time and for entities located in Mexico normas de informacion financiera, issued by the Consejo Mexicano de Normas de Información Financiera, A.C., in effect from time to time.

“GHG Emissions Intensity” means [REDACTED – commercially sensitive information].

“GHG Protocol” means [REDACTED – commercially sensitive information].

“Groth Holding” means Groth Holding S.à r.l., a Luxembourg private limited liability company (société à responsabilité limitée), with registered office at 12C, rue Guillaume Kroll, L-1882 Luxembourg, Grand Duchy of Luxembourg, registered with the Luxembourg Register of Commerce and Companies under number B 180.691.

“Guarantees” means the guarantees entered or to be entered into by the Obligors in favour of the Administrative Agent for the benefit of the Finance Parties, in form and substance satisfactory to the Administrative Agent, and pursuant to which each Obligor guarantees or shall guarantee all of the Secured Obligations of the other Obligors.

“Guarantors” means at any time, collectively, all present and future Material Subsidiaries of the Canadian Borrower. As of the Closing Date, the Guarantors are Caymus Holding, Groth Holding and TGRXM.

“Hazardous Materials” means any waste or other substance that is hazardous, radioactive, toxic, a pollutant or a contaminant, or that is regulated, listed, defined, designated, or classified, or otherwise determined to be, as such under or pursuant to any Environmental Law, including any mixture or solution thereof, and specifically including petroleum and all derivatives thereof or synthetic substitutes thereof and asbestos or asbestos-containing materials and cyanide or cyanide-containing compounds.

“High Yield Debt” means publicly issued instruments of high yield, convertible or subordinated Indebtedness of the Canadian Borrower, including, for avoidance of doubt, guarantees of the Obligors or any one of them, if required, which satisfies the following criteria:

(a)	at the time the indenture or other agreement governing such Indebtedness was entered into, the stated maturity date of such Indebtedness is no

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earlier than one year after the then-current Maturity Date and no principal payments may be made thereon prior to such stated maturity date;

(b)	such Indebtedness is unsecured or otherwise contractually subordinated to the Secured Obligations on terms and conditions satisfactory to the Majority Lenders;

(c)	the terms and conditions of any such Indebtedness, compared to the Finance Documents, shall not be more onerous or restrictive to the Obligors; and

(d)

no Default or Event of Default has occurred and is continuing at the time of the incurrence of such Indebtedness, or would arise as a result of the incurrence of such Indebtedness, and the financial covenants set out in Section 11.2 would be met on a pro forma basis taking into account the incurrence of such Indebtedness.

“IFRS” means, at any given date, International Financial Reporting Standards (Normas Internacionales de Información Financiera), which include standard and interpretations adopted by the International Accounting Standards Board, applied on a consistent basis.

“Immaterial Subsidiaries” means any present or future direct or indirect subsidiary of the Canadian Borrower which does not qualify as a Material Subsidiary. As of the Closing Date, the only Immaterial Subsidiary is 2290456 Ontario Inc.

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money or for the deferred purchase price of property and services, other than trade payables incurred in the ordinary course of business and payable in accordance with customary practices (but in any event less than 90 days), (ii) other indebtedness of such Person which is evidenced by a note, bond, debenture or similar instrument, (iii) obligations of such Person under any Capital Lease, (iv) contingent obligations of such Person in respect of any letter of credit, bank guarantee or surety bond except to the extent collateralized by Cash or Cash Equivalents, (v) to the extent accelerated, the Out-of-the-Money Derivative Exposure of such Person, (vi) commodity loans, (vii) the amount of any upfront payment from any metal stream, pre-paid commodity hedge or pre-paid forward agreement for goods that have yet to be delivered, regardless of the accounting treatment of same, (viii) amounts outstanding under any advance received by a Borrower with respect to future deliveries of metals in respect of a Prepaid Metals Transaction and (ix) the contingent obligations of such Person under any guarantee or other agreement assuring payment of any obligations of any Person of the type described in the foregoing clauses (i) to (viii). For certainty, the obligations of any Person in respect of spot gold sales and copper concentrate sales permitted pursuant to Section 11.3(p) of this agreement shall not constitute Indebtedness.

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“Indemnified Liabilities” shall have the meaning ascribed thereto in Section 8.5(a) or Section 8.5(b), as applicable.

“Indemnified Parties” shall have the meaning ascribed thereto in Section 8.5(a).

“Indemnified Taxes” means all Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of the Borrowers under any Credit Document.

“Individual Commitment” means, with respect to a particular Lender, the amount set forth in Schedule A attached hereto, as reduced or amended from time to time pursuant to, as applicable, Sections 2.3, 2.5, 8.3, 9.10 and 15.5 as the individual commitment of such Lender.

“Intellectual Property” shall mean all issued patents and patent applications, industrial design registrations, trade-marks, registrations and applications therefor, trade-names and styles, logos, copyright registrations and applications therefor, all of the foregoing owned by or licensed to any Obligor and used in or necessary to the operation of its business.

“Intercompany Loans” means loans made from time to time by any of the Canadian Borrower or its Subsidiaries (other than the Mexican Borrower), to the Mexican Borrower and any guarantee fees payable by the Canadian Borrower in connection with this agreement.

“Interest Expenses” means, for any particular period, the amount which would in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Canadian Borrower for such period as gross interest expenses (including, for the avoidance of doubt, issuance fees with respect to letters of credit).

“Interest Income” means, for any particular period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Canadian Borrower for such period as interest accrued on income of the Canadian Borrower during such period.

“Interest Payment Date” means, in the case of interest on Term Benchmark Loans, the last day of each Interest Period applicable to such Loan; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period, and the Maturity Date.

“Interest Period” means, with respect to any Term Benchmark Loan, the period commencing on the date of such Term Benchmark Loan and ending on the numerically corresponding day in the calendar month that is one (1), three (3) or six (6) months thereafter (in each case, subject to the availability thereof), as the

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applicable Borrower may elect; provided, that (i) if any Interest Period would end on a day other than a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day would fall in the next calendar month, in which case such Interest Period shall end on the next preceding Banking Day, (ii) any Interest Period that commences on the last Banking Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Interest Period) shall end on the last Banking Day of the last calendar month of such Interest Period and (iii) no tenor that has been removed from this definition pursuant to clause (e) of Section 3.12 shall be available for specification in any request for a Term Benchmark Loan or continuation of, or conversion into, a Term Benchmark Loan. For purposes hereof, the date of a Term Benchmark Loan initially shall be the date on which such Term Benchmark Loan is made and thereafter shall be the effective date of the most recent conversion or continuation of such Term Benchmark Loan.

“Interest Coverage Ratio” means, as at any Calculation Date, the ratio of:

(a)	Rolling EBITDA for the Measurement Period ending on such Calculation Date; divided by;

(b)	Rolling Interest Coverage for the Measurement Period ending on such Calculation Date.

“Investment” shall mean any advance, loan, extension of credit or capital contribution to, purchase of Shares, bonds, notes, debentures or other securities of, or any other investment made in, any Person but shall exclude (i) any Acquisition, (ii) any acquisition of tangible personal property, (iii) any capital or exploration expenditures, and (iv) accounts receivable arising from sales or services rendered in the ordinary course of business.

“Issuing Lender” means Bank of Montreal, The Bank of Nova Scotia or any other Lender or Qualified Affiliate selected by the Administrative Agent and acceptable to the Borrowers who assumes in writing the obligation of issuing a Letter or Letters on behalf of the Lenders.

“Joint Lead Arrangers” means BMO Capital Markets and The Bank of Nova Scotia.

“Lease Account” means [REDACTED – confidential information].

“Legal Requirement” means any federal, state, local, provincial, municipal, foreign, international, multinational or other administrative order, constitution, ordinance, regulation, technical standards (normas oficiales), technical regulations (normas técnicas), statute or treaty.

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“Lenders” means the individual financial institutions set out and described in Schedule A, as amended from time to time and “Lender” means any of the Lenders.

“Letters” means standby letters of credit or guarantee issued by an Issuing Lender under the Credit Facility at the written request, and on the credit, of the Borrowers, each being denominated in U.S. Dollars, having a term of not more than one year, being renewable in the sole discretion of such Issuing Lender, being issued to a named third party beneficiary acceptable to such Issuing Lender and being otherwise in a form satisfactory to such Issuing Lender.

“Lien” means any deed of trust, mortgage, charge, hypothec, assignment, pledge, security trust (fideicomiso de garantia), lien, vendor’s privilege, vendor’s right of reclamation, security interest, deemed trust or encumbrance of whatever kind or nature, regardless of form and whether consensual or arising by operation of law (statutory or otherwise), that secures the payment of any indebtedness or liability or the observance or performance of any obligation (including any agreement to give any of the foregoing).

“Life of Mine” means collectively, in respect of the Project and any other mine that may be acquired or developed by an Obligor, the mine plan or mine plans reviewed by the Canadian Borrower’s Board of Directors in connection with the Canadian Borrower’s annual budget approval, projecting the period over which and the extraction of the material mineral reserves, and to the extent applicable, the mineral resources, included in the Canadian Borrower’s most recent mineral reserve or mineral resource estimate or mine plan or other project description filed from time to time with Official Bodies in respect of a mine within the Project and any other mine that may be acquired or developed by an Obligor or additional mineral reserves or mineral resources based on recent drilling the estimate of which is prepared in accordance with NI 43-101.

“Loan” means Base Rate Loans and Term Benchmark Loans.

“Lost Time Injury Frequency” means for the Fiscal Year 2024, the aggregate number of Total Lost Time Injuries multiplied by 1,000,000 hours divided by the total number of hours worked by ELG Workforce for the most recently completed Fiscal Year, and for Fiscal Years 2025 and 2026, the aggregate number of Total Lost Time Injuries multiplied by 1,000,000 hours divided by the total number of hours worked by Morelos Workforce for the most recently completed Fiscal Year.

“Majority Lenders” means, (i) subject to clause (ii), such group of Lenders (and, if there is more than one Lender, at least two Lenders) whose Individual Commitments under the Credit Facility aggregate at least two-thirds of the Commitment Amount at such time and (ii), at any time (x) after the Enforcement Date or (y) after the Credit Facility Repayment Date, such group of Finance Parties which have aggregate Exposure in an amount at least two thirds of the aggregate Exposure of all of the Finance Parties at such time.

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Notwithstanding the foregoing, the unfunded Individual Commitments of, and the outstanding extensions of credit held or deemed to be held by, any Defaulting Lender shall be excluded for purposes of making a determination of Majority Lenders.

“Market Disruption Event” means:

(a)

at or about 11:00 a.m. (London, England time) on the second Banking Day before the requested Term Benchmark Loan for the relevant Interest Period, the Screen Rate is not available and none or only one of the Reference Banks supplies a rate to the Administrative Agent to determine Term SOFR Rate for United States dollars and Interest Period; or

(b)

before close of business in London, England on the second Banking Day before the requested Loan for the relevant Interest Period, the Administrative Agent receives notification from at least two Lenders (whose Pro Rata Share in a Loan exceed in aggregate 30% of that Loan) that the cost to it of obtaining matching deposits in the London interbank market would be in excess of Term SOFR Rate.

“Material Adverse Change” means any change of circumstances or event (or series of changes or events) which causes a Material Adverse Effect.

“Material Adverse Effect” means a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which, cumulatively, result in a material adverse effect) on:

(a)	the business, operations, properties, assets, prospects or condition (financial or otherwise) of the Obligors and the Project, taken as a whole;

(b)

the ability of any Obligor to perform its material obligations in any material respect under the Transaction Documents to which it is a party taken as a whole, subject always to any replacement rights with respect to Material Contracts as set forth herein; or

(c)	the ability of any Finance Party to enforce its material rights in any material respect under the Finance Documents taken as a whole.

“Material Contracts” shall mean collectively, (x) the agreements listed in Schedule K hereto and (y) any other contract, license or agreement (i) to which any Obligor is a party or is bound, (ii) which is material to, or necessary in, the operation of the business of any Obligor, (iii) which any Obligor cannot promptly replace by an alternative and comparable contract with comparable commercial terms and (iv) the absence of which would have a Material Adverse Effect.

“Maturity Date” means June 25, 2029, as the same may be extended from time to time in accordance with Section 9.10.

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“Measurement Period” means, with respect to any Calculation Date, the three preceding calendar month period ending on such Calculation Date.

“Mezcala Substation Project” means the installation of infrastructure and equipment required to increase electricity transmission to the Project and the Media Luna Development from 20 megawatts to 45 megawatts and all equipment and materials ancillary thereto including without limitation, (i) the expansion of the substation (the “Mezcala Substation”) located in or around the village of Mezcala, in the State of Guerrero, Mexico, constructed by or on behalf of the Mexican Borrower including the equipment contained therein installed by or on behalf of the Mexican Borrower, (ii) the equipment installed by or on behalf of the Mexican Borrower in the substation (the “Balsas Substation”) located in or around the village of Balsas, in the State of Guerrero, Mexico, (iii) the equipment installed by or on behalf of the Mexican Borrower in the substation (the “Apaxtla Substation”) located in or around the village of Apaxtla, in the State of Guerrero, Mexico, (iv) the communications transmission lines installed by or on behalf of the Mexican Borrower between the Mezcala Substation, the Balsas Substation and the Apaxtla Substation and (v) an Ejido Agreement to be entered into in respect of the lands upon which the expansion of the Mezcala Substation is to be located as set out in Schedule Y or the Mexican Borrower’s ownership of the surface rights of such lands, as applicable.

“Material Subsidiary” means, without duplication, any direct or indirect Subsidiary of the Canadian Borrower (a) the total assets of which exceed 10% of the consolidated assets of the Canadian Borrower or the total revenue of which exceeds 10% of the consolidated revenue of the Canadian Borrower (which, for certainty, shall be determined on a rolling four-quarter basis, inclusive of any historic EBITDA generation attributed to any Permitted Acquisition) or (b) that holds any Shares of a Material Subsidiary.

“Media Luna Development” means the Mexican Borrower’s deposit located approximately 6 km South East of the Project and known as the “Minera Media Luna Deposit”.

“Media Luna Workforce” means employees and contractors who work at the Media Luna Development.

“Mexican Account Bank” means [REDACTED – confidential information], any entity included in [REDACTED – confidential information], [REDACTED – confidential information] (or such other Mexican banking institution as may otherwise be agreed upon from time to time by the Administrative Agent and the Borrowers).

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“Mexican Operating Accounts” means the following:

(a)	account no. [REDACTED – confidential information] of the Mexican Borrower maintained with a Mexican Account Bank, [REDACTED – confidential information], in Mexico City, Mexico;

(b)

account nos. [REDACTED – confidential information], [REDACTED – confidential information], [REDACTED – confidential information] of the Mexican Borrower and [REDACTED – confidential information] of TGRXM maintained with a Mexican Account Bank, [REDACTED – confidential information], in Iguala, Mexico;

(c)	account no. [REDACTED – confidential information] of the Mexican Borrower maintained with [REDACTED – confidential information] in Guerrero, Mexico; and

(d)

other MXP denominated bank accounts with a non-Lender provided the relevant account is secured by a non-possessory pledge agreement in favour of the Administrative Agent (or the Collateral Agent on behalf of the Administrative Agent and Lenders).

“Mexican Royalty” means (i) the special tax on mining of 7.5% on earnings before the deduction of interest, taxes, depreciation and amortization and inflationary adjustment and the extraordinary tax on mining of 0.5% on precious metals gross revenue payable by the Mexican Borrower to the government of Mexico pursuant to the Ley Federal de Derechos, (ii) a 2.5% royalty payable to the government of Mexico in regards to the Reducción Morelos Norte lot concession, and (iii) a royalty payable to Minas de San Luis, S.A. de C.V. (formerly Minera Nafta, S.A. de C.V.) of 1.5% in regard to the Apaxtla 2 mining lot concession and of 2.5% in regard to the San Francisco, El Palmar, El Cristo and El Anono mining lot concessions.

“Mexican Trustee” means the Mexican financial institution appointed by the Administrative Agent to act as trustee (fiduciario) as required pursuant to the applicable Security Documents.

“Mexico” means the United Mexican States.

“Mining Claims and Leases” means the mining claims, mining concessions (concesiones mineras) and temporary occupation agreements (leases) set out in Schedule 5 to the Mexican Borrower’s Perfection Certificate, as the same may be amended, modified, supplemented or replaced from time to time in accordance with the provisions hereof.

“Moody’s” means Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

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“[REDACTED – commercially sensitive information].

“Morelos Workforce” means the combined ELG Workforce and Media Luna Workforce.

“Net Income” means, for any particular Measurement Period, the amount which would, in accordance with generally accepted accounting principles, be classified on the consolidated income statement of the Canadian Borrower for such Measurement Period as the net income of the Canadian Borrower excluding any extraordinary items.

“Net Indebtedness” means, at any particular time, Total Indebtedness at such time less the Cash Balance at such time.

“Net Leverage Ratio” means, as at any Calculation Date, the ratio of:

(a)	Net Indebtedness for the Measurement Period ending on such Calculation Date; divided by

(b)	Rolling EBITDA for the Measurement Period ending on such Calculation Date.

“Non-FATCA Compliant Lender” means any Lender hereunder who is in breach of its obligations under FATCA.

“Non-Financial Letters” means any Letter that relates to non-financial performance.

“Obligors” means the Borrowers and the Guarantors.

“Official Body” means any federal, national, provincial, territorial, state or municipal government or government of any political subdivision thereof, or any agency, public registry, authority, board, central bank, monetary authority, commission, department or instrumentality thereof, or any court, tribunal, grand jury, mediator, arbitrator or referee, whether foreign or domestic, in each case with jurisdiction applicable to any Obligor.

“Order” means an order, judgment, injunction or other determination restricting payment by an Issuing Lender under or in accordance with a Letter or extending an Issuing Lender’s liability beyond the expiration date stated therein.

“Other Taxes” shall have the meaning ascribed thereto in Section 8.6(b).

“Out-of-the-Money Derivative Exposure” has the meaning given to it in the definition of “Derivative Exposure”.

“Participant” shall have the meaning ascribed thereto pursuant to Section 15.5.

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“Participation” shall have the meaning ascribed thereto pursuant to Section 15.5. “Party” means a party to this agreement.

“Payment” shall have the meaning ascribed thereto in Section 8.6(a).

“Percentage of Renewable Energy Consumption” means [REDACTED – commercially sensitive information].

“Perfection Certificate” means, in respect of each Obligor, the certificate of a Senior Officer of such Obligor, addressed to the Administrative Agent, in form and substance satisfactory to the Administrative Agent and pursuant to which certain factual matters relating to such Obligor and the Secured Assets of such Obligor are certified true and correct in all material respects, together with all schedules and exhibits attached thereto or referred to therein, as the same may be updated from time to time pursuant to Section 11.1(a).

“Period End Date” means the last day of an Interest Period.

“Permitted Acquisition” means any Acquisition with respect to which:

(a)

the business of the entity being acquired is, (in the case of an Acquisition of Shares) or the assets being acquired are used in or relate to, (in the case of an asset Acquisition) a business related to the mining industry located in a Permitted Jurisdiction;

(b)	no Default or Event of Default exists at the time of such proposed Acquisition and no Default or Event of Default would exist immediately after giving effect to such proposed Acquisition;

(c)	the financial covenants set out in Sections 11.2(a), (b) and (d) would be met, on a pro forma basis, immediately after giving effect to the implementation of any such proposed Acquisition; and

(d)	the Acquisition does not constitute a hostile takeover.

“Permitted Acquisition Indebtedness” means any Indebtedness of any Obligor resulting from a Permitted Acquisition which existed prior to, and not in contemplation of, the Permitted Acquisition, provided the financial covenants set out in Sections 11.2(a), (b) and (d), would be met, on a pro forma basis, immediately after the completion of such Permitted Acquisition.

“Permitted Distribution” means:

(a)	a Distribution by an Obligor to another Obligor; and

(b)	a Distribution by the Canadian Borrower to its shareholders provided that:

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(i)	no Default or Event of Default has occurred and in continuing at the time of such Distribution or would arise as a result of such Distribution;

(ii)	the Canadian Borrower is in pro forma compliance with Sections 11.2(a), 11.2(b) and 11.2(d) at such time after giving effect to such Distribution;

(iii)	the Net Leverage Ratio immediately following such Distribution is less than or equal to 2.0 to 1.0 (calculated on a pro forma basis); and

(iv)	[Intentionally deleted.].

“Permitted Indebtedness” means any one or more of the following:

(a)	the Secured Obligations;

(b)

Indebtedness of the Obligors outstanding under Sale Leaseback transactions, Capital Leases or Purchase Money Indebtedness, provided that, at any particular time, the aggregate amount of such Indebtedness shall not exceed $150,000,000;

(c)	unsecured Indebtedness of an Obligor to another Obligor;

(d)	Indebtedness of the Canadian Borrower in an aggregate amount not exceeding $10,000,000 at any particular time;

(e)	trade payables and other accrued liabilities incurred by the Obligors in the ordinary course of their respective business;

(f)	Indebtedness incurred in connection with reclamation obligations of the Obligors;

(g)	Permitted Unsecured Hedges;

(h)	Indebtedness of the Mexican Borrower to the Canadian Borrower secured with Liens described in clause (s) of the definition of Permitted Liens;

(i)	Permitted Acquisition Indebtedness;

(j)	Prepaid Metals Transactions;

(k)	unsecured Indebtedness in respect of the Mexican Borrower in an aggregate amount not exceeding $25,000,000 at any particular time;

(l)	[Intentionally deleted.];

(m)	High Yield Debt;

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(n)	at all times that the Postponement and Subordination Agreement remains in full force and effect, Indebtedness of the Obligors to any Company;

(o)	Indebtedness of any Immaterial Subsidiaries that become a Guarantor in accordance with this agreement, in an aggregate amount not exceeding $7,500,000; and

(p)	any other Indebtedness of the Obligors permitted in writing by the Administrative Agent, acting on the instructions of the Majority Lenders.

“Permitted Investments” means:

(a)	an Investment by an Obligor in Cash;

(b)	an Investment by an Obligor in another Obligor;

(c)	Investments financed, directly or indirectly, by the issuance of additional equity, including for avoidance of doubt, Shares and/or warrants of the Canadian Borrower; and

(d)

any other Investments by an Obligor up to an aggregate amount of $100,000,000, with each such Investment valued at the original principal or capital amount thereof, less all returns of principal or equity, or distributions or dividends paid thereon, provided, in each case, no Default or Event of Default exists at the time of making any such Investment or would arise as a result thereof.

“Permitted Jurisdictions” means Canada, the United States of America, Mexico, Peru, Brazil, Chile, Colombia and Australia and each other country which, at all relevant times, is a member of the Organization for Economic Cooperation and Development (provided, for certainty, such country is not also a Restricted Country) and, for certainty, shall exclude all Restricted Countries and “Permitted Jurisdiction” means any of the Permitted Jurisdictions.

“Permitted Liens” means any one or more of the following with respect to the property and assets of the Obligors:

(a)	the Security;

(b)

Liens for taxes, assessments or governmental charges or levies not at the time due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(c)	the Lien of any judgment or award rendered or the Lien of any claim filed which is being contested in good faith by appropriate proceedings and as

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to which reserves are being maintained in accordance with generally accepted accounting principles;

(d)

Liens and charges incidental to construction or current operations (including, without limitation, carrier’s, warehousemen’s, mechanics’, materialmen’s and repairmen’s Liens) which have not at such time been filed pursuant to law or which relate to obligations not due or delinquent or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with generally accepted accounting principles;

(e)

restrictions, easements, rights-of-way, servitudes or other similar rights in land (including, without limitation, rights of way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved by other persons which in the aggregate do not materially impair the usefulness, in the operation of the business of any Obligor, of the property subject to such restrictions, easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons;

(f)

the right reserved to or vested in any Official Body by the terms of any lease, licence, franchise, grant or permit acquired by any Obligor or by any statutory provision, to terminate any such lease, licence, franchise, grant or permit, or to require annual or other payments as a condition to the continuance thereof;

(g)

any Lien resulting from the deposit of cash or securities (i) in connection with bids, leases, performance bonds, contracts, tenders or expropriation proceedings, or (ii) to secure workers’ compensation, surety or appeal bonds, letters of credit, costs of litigation when required by law and public and statutory obligations, or (iii) in connection with the discharge of Liens or claims incidental to construction and mechanics’, warehouseman’s, carriers’ and other similar liens or construction and mechanics’ and other similar Liens arising in the ordinary course of business;

(h)	security given to a public utility or other Official Body when required by such utility or other Official Body in connection with the operations of any Obligor, all in the ordinary course of business;

(i)

the restrictions, exceptions, reservations, limitations, provisos and conditions, if any, expressed in any original patents or grants from the Crown or other Official Body, and any statutory and common law limitations, exceptions, reservations and qualifications;

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(j)	title defects or irregularities which are of a minor nature and in the aggregate will not materially impair the use of the property for the purpose for which it is held;

(k)

applicable municipal and other Official Body restrictions affecting the use of land or the nature of any structures which may be erected thereon, provided such restrictions have been complied with and will not materially impair the use of the property for the purpose for which it is held;

(l)

Liens on concentrates or minerals or the proceeds of sale of such concentrates or minerals arising or granted pursuant to a processing or refining arrangement entered into in the ordinary course and upon usual market terms, securing only the payment of any Obligor’s portion of the fees, costs and expenses attributable to the processing of such concentrates or minerals under any such processing or refining arrangement, but only insofar as such Liens relate to obligations which are at such time not past due or the validity of which are being contested in good faith by appropriate proceedings and as to which reserves are being maintained in accordance with GAAP;

(m)

Liens securing Indebtedness arising under clause (b) of the definition of Permitted Indebtedness (but only to the extent such Liens are limited to the relevant equipment and/or asset, including, for avoidance of doubt, cash held in the Lease Account in an amount not to exceed $5,000,000 at all times);

(n)

undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given to an Obligor in accordance with Applicable Law or which although filed or registered, relate to obligations not due and delinquent;

(o)

the extension, renewal or refinancing of any Permitted Lien, provided that the amount so secured does not exceed the original amount secured immediately prior to such extension, renewal or refinancing and the Lien is not extended to any additional property;

(p)

Liens securing Indebtedness arising under clause (d) of the definition of Permitted Indebtedness; provided, however, no Liens other than involuntary Liens shall be permitted on any Shares of the Obligors which constitute Secured Assets;

(q)	any rights of set off in favour of any refinery pursuant to any refining agreement;

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(r)	first Lien cash collateral to secure Indebtedness under clause (f) of the definition of “Permitted Indebtedness”;

(s)	Liens in favour of the Canadian Borrower on the Shares of the Mexican Borrower provided such Liens are at all times subordinated to the Security;

(t)

Liens securing the obligations incurred in connection with the copper concentrate sales permitted pursuant to Section 11.3(p) provided such Liens shall only be permitted on the copper concentrate or related accounts receivable being sold in respect of such obligations;

(u)	[Intentionally deleted.];

(v)

Liens securing Indebtedness arising under clause (i) of the definition of Permitted Indebtedness which existed prior to, and not in contemplation of any Permitted Acquisition; provided however such Liens shall not extend to the Shares of the target entity or any Subsidiary of a Borrower incorporated for the purposes of completing such Acquisition;

(w)	[Intentionally deleted.];

(x)

Liens securing Indebtedness arising under clause (m) of the definition of Permitted Indebtedness subject to an intercreditor agreement on terms and conditions satisfactory to the Majority Lenders, acting reasonably;

(y)	Liens securing Indebtedness arising under clause (o) of the definition of Permitted Indebtedness; and

(z)	any other Liens permitted in writing by the Administrative Agent, acting on the instructions of the Majority Lenders.

“Permitted Reorganization” means any Corporate Reorganization (i) notice of which (and reasonable details thereof) has been provided by the Canadian Borrower to the Administrative Agent ten Banking Days before its proposed completion date, (ii) where at the time of the delivery of the aforesaid notice by the Canadian Borrower to the Administrative Agent, such Borrower delivers to the Administrative Agent a certificate (A) certifying that the completion of the Corporate Reorganization will not have a Material Adverse Effect and (B) in which such Borrower shall covenant to deliver or cause to be delivered to the Administrative Agent, contemporaneously with the completion of such Corporate Reorganization, any Guarantees and Security Documents and/or amendments thereto, certificates, opinions and other things as the Administrative Agent may request to ensure the completion of such Corporate Reorganization shall not adversely affect any rights of any Finance Party under any Guarantee or Security Document and (iii) where no Default or Event of Default has occurred and is

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outstanding at the time of the completion of the Corporate Reorganization or would arise immediately thereafter.

“Permitted Unsecured Hedges” means unsecured Risk Management Agreements entered into by a Borrower with a Permitted Unsecured Hedge Counterparty in compliance with Section 11.4(d) and “Permitted Unsecured Hedge” means any of the Permitted Unsecured Hedges.

“Permitted Unsecured Hedge Counterparty” means an entity which is not a Qualified Risk Management Lender that has entered into a Permitted Unsecured Hedge.

“Person” means any natural person, corporation, firm, fideicomiso, partnership, joint venture, joint stock company, incorporated or unincorporated association, government, governmental agency or any other entity, whether acting in an individual, fiduciary or other capacity.

“PPSA” means the Personal Property Security Act (Ontario), as amended.

“Postponement and Subordination Agreement” means the postponement and subordination agreement to be entered into by the relevant Subsidiaries of the Canadian Borrower (other than the Obligors) in favour of the Administrative Agent pursuant to Section 11.3(r), in form and substance satisfactory to the Administrative Agent.

“Prepaid Metals Transaction” means Derivative Transactions for the sale and purchase of a prescribed amount of metal pursuant to agreements to be entered into between either Borrower, as seller(s), and one or more Qualified Risk Management Lender(s), as purchaser(s), pursuant to which such Qualified Risk Management Lender(s) makes upfront pre-payments of up to $100,000,000, in aggregate, in cash to the relevant Borrower as consideration of the prescribed amount of future metal to be delivered by such Borrower no later than the Maturity Date (amount outstanding measured on an incurrence basis).

“Prepayment Amount” means, with respect to any Prepayment Trigger Event, an amount equal to the gross cash proceeds in excess of the amount stipulated therein received by or on behalf of an Obligor in respect of such Prepayment Trigger Event, less in each case, the sum of:

(a)	the amount, if any of all Taxes paid or estimated to be payable by or on behalf of such Obligor in connection with such Prepayment Trigger Event; and

(b)	reasonable and customary fees, commissions, expenses and other costs paid by or on behalf of such Obligor in connection with such Prepayment Trigger Event.

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“Prepayment Notice” shall have the meaning ascribed thereto in Section 9.4.

“Prepayment Trigger Event” means the receipt by any Obligor of any insurance proceeds in excess of $15,000,000 with respect to property other than Product (and for certainty excluding business interruption insurance), in respect of any one such event, where such proceeds or any portion thereof have not been used or committed by such Obligor to repair or replace such assets within 365 days of such Obligor’s receipt thereof providing that such repairs or replacement assets will generate materially similar performance as those used prior to such insurance claim.

“Process Agent” shall have the meaning ascribed thereto in Section 1.7.

“Pro Rata Share” means, at any time, the ratio of the Individual Commitment of such Lender at such time to the aggregate of the Individual Commitments of all of the Lenders at such time.

“Proceeds of Realization” means all cash and non-cash proceeds derived from any sale, disposition or other realization of the Secured Assets or received from an Obligor pursuant to a Credit Document (i) after any Enforcement Date, (ii) upon any dissolution, liquidation, winding-up, reorganization, bankruptcy, concurso mercantil, quiebra, insolvency or receivership of any Obligor (or any other arrangement or marshalling of the Secured Assets that is similar thereto) or (iii) upon the enforcement of, or any action taken with respect to this agreement, the Guarantees or the Security Documents. For greater certainty, insurance proceeds derived as a result of the loss or destruction of any of the Secured Assets or cash or non-cash proceeds derived from any expropriation or other condemnation of any of the Secured Assets shall not constitute Proceeds of Realization prior to the Enforcement Date.

“Product” means any Obligor’s present and future right, title and interest in and to all gold and other saleable metals and minerals mined, extracted or derived from the Project or any other mining property owned by an Obligor in whatever form or state of processing.

“Project” means, collectively, all properties, assets and other rights (including, without limitation, with respect to electricity, water, access and land), whether real or personal, tangible or intangible, now owned or leased or hereafter acquired by or for the benefit of the Mexican Borrower which assets are used or intended for use in or forming part of the project for the development of the Morelos gold mine located in the state of Guerrero, approximately 180 kilometers to the southwest of Mexico City, Mexico including for such purposes all real estate and plant, property and equipment associated therewith and located in Mexico and all concessions, mining claims, mining leases and Authorizations related thereto including, for certainty, the Media Luna project and the El Limon Guajes mining complex.

“Project Authorizations” shall mean, collectively, the Authorizations necessary for the operation, development and management of the Project and the production,

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transportation, processing and sale of Product produced at the Project being, as of the date hereof, the Authorizations listed in Schedule M hereto and, after the date hereof, each Additional Project Authorization and any replacement of any thereof.

“Proven and Probable Reserves” shall mean the aggregate of the Proven Mineral Reserves and Probable Mineral Reserves of Product for the Project, as such terms are defined in and measured in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Standards on Mineral Resources and Mineral Reserves Definition Guidelines for the grade and contained amount of Product scheduled for extraction, and demonstrated to be mineable at a profit at a stated metal price.

“Purchase Money Indebtedness” means Indebtedness assumed by any Obligor as part of, or issued or incurred by such Obligor to pay or provide funds to pay, all or a part of the purchase price of any equipment or other tangible personal property hereafter or previously acquired by such Obligor.

“Qualified Affiliate” means an Affiliate of a Lender who has executed and delivered to the Administrative Agent an instrument of adhesion in the form set forth in Schedule I.

“Qualified Cash Management Lender” means (x) any Person that enters into a Cash Management Agreement at a time when such Person is a Lender or (y) any Qualified Affiliate that enters into a Cash Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender.

“Qualified Risk Management Agreement” means a Risk Management Agreement between a Borrower and a Qualified Risk Management Lender.

“Qualified Risk Management Lender” means (x) any Person that enters into a Risk Management Agreement at a time when such Person is a Lender or (y) any Qualified Affiliate that enters into a Risk Management Agreement at a time when the Lender with which such Qualified Affiliate is affiliated is a Lender; provided, that in each case at the time of the execution of any Derivatives Transaction, such Lender or Qualified Affiliate, as the case may be, is rated at least A- by S&P or A3 by Moody’s or has its obligations guaranteed by an entity with such a rating.

“Receiver” means a receiver, receiver and manager or other Person having similar powers or authority appointed by the Administrative Agent or by a court at the instance of the Administrative Agent in respect of the Secured Assets or any part thereof.

“Reference Banks” means the principal London offices of the Joint Lead Arrangers or such other banks as may be appointed by the Administrative Agent in consultation with the Borrowers.

“Regulation D” means Regulation D of the FRB.

- 35 -	Sixth Amended and Restated Credit Agreement

“Release” means any spilling, leaking, emitting, discharging, depositing, escaping, leaching, dumping or other releasing into the Environment, whether intentional or unintentional.

“Release Solar Mexico” means Release Solar México S. de R.L. de C.V.

“Relevant Governmental Body” means, the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or Federal Reserve Bank of New York, or any successor thereto.

“Replacement Rights” means, in respect of a Material Contract (other than the Ejido Agreements) which is terminated or rescinded following a default or breach of any term or condition thereof, the replacement of such Material Contract by the relevant Obligor with a legal, valid, binding and enforceable document which is equivalent in effect to such Material Contract, in form and substance acceptable to the Administrative Agent (on the instruction of the Majority Lenders), within 60 days of such termination or rescission (provided such grace period only applies if such Obligor actively cooperates with the Administrative Agent to so replace such Material Contract).

“Resolution Authority” means any body which has authority to exercise any Write-down and Conversion Powers.

“Responsible Gold Mining Principles” means the set of 10 principles and 51 sub-principles developed by the World Gold Council to address key environmental, social and governance (“ESG”) issues material to the gold mining sector, and published in September 2019 and available at https://www.gold.org/industry-standards/responsible-gold-mining.

“Restraint” shall have the meaning ascribed thereto in Section 8.2(a).

“Restricted Activities” means business activities that are subject to sanctions/embargos imposed by the Swiss State Secretariat for Economic Affairs, the United Nations, the European Union, the United States Office of Foreign Assets Control, the U.S. Department of State and/or the Canadian government.

“Restricted Countries” means, at any particular time, any country subject to Sanctions at such time.

“Restricted Forward Sale Transaction” means an agreement by a Person to sell forward a quantity of metal or other commodity where payment therefor is made, in whole or in part, prior to the date on which such metal or commodity was mined or extracted by such Person. For certainty, the spot gold sales and copper concentrate sales permitted pursuant to Section 11.3(p) of this agreement and Prepaid Metals Transactions permitted pursuant to this agreement shall not constitute Restricted Forward Sale Transactions.

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“Restricted Persons” means any persons named on any sanctions lists issued by one of the Swiss State Secretariat for Economic Affairs, the United Nations, the European Union, the United States Office of Foreign Assets Control, the U.S. Department of State and/or the Canadian government.

“RGMP Continued Conformance [REDACTED – commercially sensitive information]” means [REDACTED – commercially sensitive information].

“RGMP Continuous Improvement [REDACTED – commercially sensitive information]” means [REDACTED – commercially sensitive information].

“RGMP KPI” means [REDACTED – commercially sensitive information].

“RGMP Progress Report [REDACTED – commercially sensitive information]” means [REDACTED – commercially sensitive information].

“RGMP Conformance [REDACTED – commercially sensitive information]” means [REDACTED – commercially sensitive information].

“Risk Management Agreements” means each present or future agreement which evidences any Prepaid Metals Transaction, commodity hedging transaction, whether pre-paid or not (including all Restricted Forward Sale Transactions), commodity loans, pre-paid commodity forward purchase agreements, spot or forward foreign exchange transaction, interest rate swap transaction, currency swap transaction, forward rate transaction, rate cap transaction, rate floor transaction, rate collar transaction, and any other exchange or rate protection transaction, any combination of such transactions or any option with respect to any such transaction entered into by an Obligor on the one hand and either a Qualified Risk Management Lender or a Permitted Unsecured Hedge Counterparty.

“Rolling EBITDA” means, for any Measurement Period, the aggregate amount of (without duplication):

(i)	EBITDA for such Measurement Period and for the three immediately preceding Measurement Periods; and

(ii)	any Rolling Permitted Acquisition EBITDA for such Measurement Period and the three immediately preceding Measurement Periods.

“Rolling Interest Coverage” means for any Measurement Period, the aggregate amount of (without duplication) Interest Expenses for such Measurement Period and for the three immediately preceding Measurement Periods.

“Rolling Permitted Acquisition EBITDA” means, for any Measurement Period as concerns any Permitted Acquisition, and with respect to which four Measurement Periods or less have occurred since the date of the completion of such Acquisition EBITDA attributable to such Acquisition for that Measurement Period

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and the preceding three Measurement Periods as if such Acquisition or other asset acquisition occurred on the first day of such four Measurement Periods.

“S&P” means Standard & Poor’s Financial Services LLC, a subsidiary of The McGraw Hill Companies Inc. and its successors.

“Safety KPI” means [REDACTED – commercially sensitive information].

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which any Obligor (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property.

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by:

(a)	the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of Treasury or the U.S. Department of State; or

(b)	the Canadian government, the United Nations Security Council, the European Union or Her Majesty’s Treasury of the United Kingdom.

“[REDACTED – confidential information].

“Scope 1 GHG Emissions” means, for any period, all direct GHG emissions, measured in tonnes of CO2e occurring from sources that are within the operational control of the Canadian Borrower (i.e. from owned or controlled operations), which emissions and sources are determined in accordance with the guidance of the GHG Protocol.

“Scope 2 GHG Emissions” means, for any period, all indirect GHG emissions, measured in tonnes of CO2e, occurring from the generation of purchased electricity, steam and heating/cooling energy that may be purchased or, consumed by the Canadian Borrower in the operation of fully owned or controlled businesses, which emissions are calculated in accordance with the guidance of the GHG Protocol.

“Scope 3 GHG Emissions” means, for any period, all indirect GHG emissions, measured in tonnes of CO2e, occurring from the value chain (both upstream and downstream), that may include GHG emissions from any of the 15 categories outlined by the GHG Protocol, which emissions are calculated in accordance with the guidance of the GHG Protocol.

“Scope 3 GHG Emissions Disclosure [REDACTED – commercially sensitive information].

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“Scope 3 GHG Emissions Plan [REDACTED – commercially sensitive information].

“Secured Assets” means all of the present and future assets, property and undertaking of each Obligor including, without limitation, the pledge of Shares of each Obligor (other than the Canadian Borrower) and any and all proceeds thereof other than Excluded Collateral.

“Secured Obligations” shall mean all indebtedness, obligations and liabilities (other than Excluded Swap Obligations), present or future, absolute or contingent, matured or not, at any time owing by any of the Obligors to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents and Secured Obligations of a particular Obligor shall mean all indebtedness, obligations and liabilities (other than Excluded Swap Obligations), present or future, absolute or contingent, matured or not, at any time owing by such Obligor to any of the Finance Parties, or remaining unpaid to any of the Finance Parties, under or in connection with any of the Finance Documents to which such Obligor is a party. For certainty, “Secured Obligations” shall include interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, concurso mercantil or quiebra, in accordance with and at the rate (including any rate applicable upon any Default or Event of Default to the extent lawful) specified herein, whether or not such interest is an allowable claim in such bankruptcy, concurso mercantil or quiebra proceeding.

“Secured Obligations Termination Date” means the date on which all Secured Obligations of the Obligors (other than (i) those provisions which by their terms survive the termination of the Finance Documents, (ii) those Secured Obligations arising pursuant to any Cash Management Agreement and (iii) Secured Obligations for which customary or suitable security, acceptable to the affected party, in its sole discretion, has been provided) have been paid in full and the Finance Parties have no commitments to provide credit to any Obligor under any Finance Document.

“Security” means the collateral security constituted by the Security Documents.

“Security Agents” means the Administrative Agent and the Mexican Trustee and “Security Agent” means either of the Security Agents.

“Security Documents” means the security documents which, in the reasonable opinion of the Administrative Agent, are required to be entered into from time to time by each Obligor in favour of the relevant Security Agent in order to grant to such Security Agent a Lien on the Secured Assets as continuing collateral security for the payment and performance of the Secured Obligations of such Obligor, such security documents to be in form and substance satisfactory to the Administrative Agent and to include, without limitation the security documents described in Schedule H hereto.

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“Senior Officer” means any of the Chief Executive Officer, the Chief Financial Officer, the Chief Operating Officer or any other senior officer (or, in the case of any Obligor incorporated in Luxembourg, any manager or director) of the relevant Obligor, acceptable to the Administrative Agent.

“Shares”, as applied to the shares of any corporation or other entity, means the shares or other ownership interests of every class whether now or hereafter authorized, regardless of whether such shares or other ownership interests shall be limited to a fixed sum or percentage with respect to the rights of the holders thereof to participate in dividends and in the distribution of assets upon the voluntary or involuntary liquidation, dissolution or winding-up of such corporation or other entity.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SPT Metrics” means the sustainability key performance indicators consisting of the Climate KPIs, the Safety KPI, and the RGMP KPI; in each case, subject to adjustment in accordance with the provision in Section 11.3(x).

“Subsidiary” means, with respect to any Person, any corporation, company or other similar business entity (including, for greater certainty, a chartered bank) of which more than fifty per cent (50%) of the outstanding Shares or other equity interests (in the case of Persons other than corporations) having ordinary voting power to elect a majority of the board of directors or the equivalent thereof of such corporation, company or similar business entity (irrespective of whether at the time Shares of any other class or classes of the Shares of such corporation, company or similar business entity shall or might have voting power upon the occurrence of any contingency) is at the time directly or indirectly owned by such Person, by such Person and one or more other Subsidiaries of such Person, or by one or more other Subsidiaries of such Person.

“Sustainability Certificate” means a certificate substantially in the form of Schedule X, executed by a Senior Officer of the Canadian Borrower that, among other things:

(a)	sets forth in reasonable detail the calculation of the SPT Metrics and the Applicable Sustainability Margin Adjustment, in each case, for the most recently completed Fiscal Year;

(b)	attaches a true and complete review report of a Sustainability Metric Auditor on a limited or reasonable assurance basis, [REDACTED – commercially sensitive information];

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(c)	attaches a true and complete copy of the Canadian Borrower’s Annual Responsible Gold Mining Report starting in the Fiscal Year ending December 31, 2025 [REDACTED – commercially sensitive information];

(d)	for the Fiscal Year ending December 31, 2025, attaches [REDACTED – commercially sensitive information];

(e)	for the Fiscal Year ending December 31, 2023 (or for the Fiscal Year ending December 31, 2024, as the case may be), attaches [REDACTED – commercially sensitive information]; and

(f)

attaches a true and complete copy of the Canadian Borrower’s RGMP Progress Report [REDACTED – commercially sensitive information], RGMP Conformance [REDACTED – commercially sensitive information], or RGMP Continued Conformance [REDACTED – commercially sensitive information] as applicable.

“Sustainability-Linked Loan” means a loan instrument and/or contingent facilities (such as bonding lines, guarantee lines or letters of credit) that is structured in a manner that is aligned with the Sustainability Linked Loan Principles (as last revised on February 23, 2023) and published by the Loan Markets Association, the Asia Pacific Loan Market Association and the Loan Syndications & Trading Association, and as further amended, revised or updated from time to time.

“Sustainability Metric Auditor” ” means, as at the date of this agreement, [REDACTED – confidential information], or any replacement sustainability metric auditor thereof as designated from time to time by the Canadian Borrower; provided that any such replacement Sustainability Metric Auditor (a) shall be (i) a qualified external reviewer (other than an Affiliate of the Canadian Borrower), with relevant expertise, such as an auditor, environmental consultant and/or independent ratings agency of recognized national standing or (ii) another firm designated by the Canadian Borrower and approved by the Sustainability Structuring Agents and the Majority Lenders.

“Sustainability Recalculation Event” means any of the following:

(a)

an acquisition, disposition, merger or similar transaction or series of related transactions consummated by the Canadian Borrower or its Subsidiaries where, as a result of the consummation of the applicable transaction or series of related transactions:

(i)

the consolidated Absolute GHG Emissions or Lost Time Injury Frequency in connection with the applicable transaction or series of transactions would reasonably be expected to increase or decrease the Absolute GHG Emissions or Lost Time Injury Frequency, respectively, in effect immediately prior to the consummation of such transaction by at least [REDACTED – commercially sensitive

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information]% (as determined in good faith by the Canadian Borrower);

(b)	a material change or update to the GHG Protocol or the Responsible Gold Mining Principles, their application, or interpretation which significantly affects the SPT Metrics performance or calculation;

(c)

a drastic change in environmental regulation, permitting and/or material regulatory event, which significantly affects the SPT Metrics performance or calculation as determined in good faith by the Canadian Borrower in consultation with the Sustainability Structuring Agents; or

(d)

one or more of the SPT Metrics is no longer available, cannot be calculated, or is no longer appropriate with respect to the Canadian Borrower (as determined in good faith by the Canadian Borrower in consultation with the Sustainability Structuring Agents).

“Sustainability Structuring Agents” means, collectively, Bank of Montreal and ING Capital LLC, in such capacity, and including any of their respective successors in such capacity.

“Swap Obligation” means, with respect to any Obligor, any obligation (each, a “Swap Obligation”) to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act.

“Tangible Net Worth” means, at any particular time, the amount of Equity at such time less the aggregate of the amounts, at such time, which would, in accordance with generally accepted accounting principles, be classified upon the consolidated balance sheet of the Canadian Borrower as goodwill (without taking into account any future income tax assets that may be classified as goodwill), intangible assets and accumulated other comprehensive income.

“Taxes” means all taxes, royalties, assessments, fees, rates, levies, imposts, deductions, dues, duties and other charges of any nature, including any interest, fines, penalties or other liabilities with respect thereto, imposed, levied, collected, withheld or assessed by any Official Body (including a federal, state, provincial, municipal or foreign Official Body), and whether disputed or not.

“Term Benchmark Loan” means monies lent by the Lenders to the Borrowers hereunder and upon which interest accrues at a rate referable to the Adjusted Term SOFR Rate.

“Term SOFR Adjustment”, for any calculation with respect to a Term Benchmark Loan, means [REDACTED – commercially sensitive information]% ([REDACTED – commercially sensitive information] basis points) per annum.

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“Term SOFR Administrator” means CME Group Benchmark Administration Limited (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion).

“Term SOFR Determination Day” has the meaning assigned to it under the definition of Term SOFR Rate.

“Term SOFR Rate” means, with respect to any Term Benchmark Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR Rate will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Term SOFR Determination Day.

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“TGRXM” means TGRXM S.A. de C.V., a corporation incorporated under the laws of Mexico.

“Total Indebtedness” means, at any particular time, the aggregate Indebtedness of the Canadian Borrower determined on a consolidated basis.

“Total Lost Time Injuries” means a recordable injury which prevents a return to work for one shift or more in accordance with the guidance of the Occupational Safety and Health Administration standards and the federal labour laws of Mexico.

“Transaction Documents” means, collectively, the Finance Documents and the Material Contracts and “Transaction Document” means any of the Transaction Documents.

“Unadjusted Benchmark Replacement” means the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment.

“Undisclosed Administration” means, in relation to a Lender or its direct or indirect parent company, the appointment of an administrator, provisional liquidator, conservator, receiver, trustee, custodian, or other similar official by a supervisory authority or regulator under or based on the law in the country where

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such Lender or such parent company is subject to home jurisdiction, if applicable law requires that such appointment not be disclosed. For avoidance of doubt, to the extent an Undisclosed Administration is disclosed, it no longer remains an Undisclosed Administration.

“U.S.” and “United States” means the United States of America.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

“Write-down and Conversion Powers” means:

(a)

in relation to any Bail-In Legislation described in the EU Bail-In Legislation Schedule from time to time, the powers described as such in relation to that Bail-In Legislation in the EU Bail-In Legislation Schedule; and

(b)	in relation to any other applicable Bail-In Legislation:

(i)

any powers under that Bail-In Legislation to cancel, transfer or dilute shares issued by a Person that is a bank or investment firm or other financial institution or affiliate of a bank, investment firm or other financial institution, to cancel, reduce, modify or change the form of a liability of such a Person or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that Person or any other Person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers; and

(ii)	any similar or analogous powers under that Bail-In Legislation.

1.2 Other Usages

References to “this agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this agreement and not to any particular Article, Section or other subdivision of this agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof. Any reference herein to any provision of any law or regulation shall be a reference to that provision as amended, supplemented, replaced or re-enacted.

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1.3 Plural and Singular

Where the context so requires, words importing the singular number shall include the plural and vice versa.

1.4 Headings

The division of this agreement into Articles and Sections and the insertion of headings in this agreement are for convenience of reference only and shall not affect the construction or interpretation of this agreement.

1.5 Currency

Unless otherwise specified herein, all statements of or references to dollar amounts in this agreement shall mean lawful money of the United States.

1.6 Applicable Law and Submission to Jurisdiction

This agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Any legal action or proceeding with respect to this agreement may be brought in the courts of the Province of Ontario or the courts of the corporate domicile of each of the parties party to this Agreement in actions brought against it as a defendant and, by execution and delivery of this agreement, each of the parties hereby expressly and irrevocably accept for themselves and in respect of their property, generally and unconditionally, the jurisdiction of the aforesaid courts. Furthermore, each party hereto hereby irrevocably waives the right to any other jurisdiction to which it may be entitled by means of its present or future domicile or for any other reason. Each party irrevocably consents to the service of process out of any of the aforementioned courts in any such action or proceeding by the mailing of copies thereof by registered or certified mail, postage prepaid, to such party to the address prescribed by Section 15.1, such service to become effective five Banking Days after such mailing. Nothing herein shall limit the right of any party to serve process in any manner permitted by law.

1.7 Process Agent.

The Mexican Borrower agrees that service of all writs, process and summonses in any such suit, action or proceeding brought in the Province of Ontario may be made upon the Canadian Borrower, presently located at 130 King Street West, Suite 740, Toronto, ON M5X 2A2 (the “Process Agent”), and the Mexican Borrower hereby confirms and agrees that the Process Agent has been duly and irrevocably appointed as its agent to accept such service of any and all such writs, processes and summonses, and agrees that the failure of the Process Agent to give any notice of any such service of process to the Mexican Borrower shall not impair or affect the validity of such service or of any judgment based thereon. For the purpose of this Section 1.7, the Mexican Borrower shall grant an irrevocable special power of attorney for lawsuits and collections before a Mexican notary public in favor of the Process Agent. If the Process Agent shall cease to serve as agent for the Mexican Borrower to receive service of process hereunder, the

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Mexican Borrower shall promptly appoint a successor agent reasonably satisfactory to the Administrative Agent.

1.8 Time of the Essence

Time shall in all respects be of the essence of this agreement.

1.9 Non-Banking Days

Subject to Section 7.4(c), whenever any payment to be made hereunder shall be stated to be due or any action to be taken hereunder shall be stated to be required to be taken on a day other than a Banking Day, such payment shall be made or such action shall be taken on the next succeeding Banking Day and, in the case of the payment of any amount, the extension of time shall be included for the purposes of computation of interest and fees, if any, thereon.

1.10 Consents and Approvals

Whenever the consent or approval of a party hereto is required in a particular circumstance, unless otherwise expressly provided for therein, such consent or approval shall not be unreasonably withheld or delayed by such party.

1.11 [Intentionally deleted]

1.12 Schedules

Each and every one of the schedules which is referred to in this agreement and attached to this agreement shall form a part of this agreement.

1.13 Extension of Credit

For the purposes hereof, each drawdown or rollover shall be deemed to be an extension of credit to the Borrowers hereunder.

1.14 Accounting Terms – GAAP

All accounting terms not specifically defined in this agreement shall be interpreted in accordance with GAAP.

1.15 Change in Accounting Policies

Whereas the Canadian Borrower may adopt new accounting policies from time to time, whereby such adoption is compelled by accounting or regulatory bodies having jurisdiction or at its own discretion, and whereas these accounting changes may result in a material change in the calculation of the financial covenants or financial covenant thresholds or terms used in this agreement or any other Finance Document (as well as the Financial Model) then the Canadian Borrower, the Administrative Agent and the Majority Lenders agree to enter into good faith negotiations in order to amend such provisions of this agreement or such other Finance Document (as well as the Financial Model), as applicable, so as to equitably reflect such accounting changes

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with the desired result that the criteria for evaluating the Canadian Borrower’s financial condition, financial covenants, financial covenant thresholds or terms used in this agreement or any other Finance Document (as well as the Financial Model) shall be the same after such accounting changes as if such accounting changes had not been made; provided, however, that the agreement of the Majority Lenders to any required amendments of such provisions shall be sufficient to bind all Lenders. If the Canadian Borrower and the Majority Lenders cannot agree upon the required amendments immediately prior to the date of implementation of any accounting policy change, then all calculations of financial covenants, financial covenant thresholds or terms used in this agreement or any other Finance Document (as well as the Financial Model) shall be prepared and delivered without reflecting the accounting policy change.

1.16 Paramountcy

In the event of any conflict or inconsistency between the provisions of this agreement and the provisions of any other Finance Document, the provisions of this agreement shall prevail and be paramount. If any covenant, representation, warranty or event of default contained in any other Finance Document is in conflict with or is inconsistent with a provision of this agreement relating to the same specific matter, such covenant, representation, warranty or event of default shall be deemed to be amended to the extent necessary to ensure that it is not in conflict with or inconsistent with the provision of this agreement relating to the same specific matter.

1.17 Successors and Permitted Assigns of Parties

Any reference in this agreement to a party to this agreement shall include the successors and permitted assigns of such party.

1.18 Meaning of Include

The words “include”, “includes” and “including”, when used in this agreement, shall be deemed to be followed by the phrase “without limitation”.

1.19 Rule of Construction

The Credit Documents have been negotiated by each party with the benefit of legal representation, and any rule of construction to the effect that any ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of the Credit Documents.

1.20 Permitted Liens

Any reference herein to a Permitted Lien shall not serve to subordinate or postpone any Lien created by any Security Document to such Permitted Lien.

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1.21 Perfection Certificates

Any change to any Perfection Certificate that would result in any assets, property and undertaking of an Obligor not being subject to the Security shall be deemed a “material change” to such Perfection Certificate provided, however, that as it concerns Sections 10.1(v) and 11.1(a)(iii), the foregoing shall not apply to any tangible personal property that is not otherwise critical to the development or operations of the Project (but include, for certainty, any Shares) with a value of less than $5,000,000.

1.22 Knowledge of the Borrowers

Any reference herein “to the knowledge of the Borrowers” shall mean to the knowledge of the senior management of the Canadian Borrower.

1.23 [Intentionally deleted.]

1.24 Amount of Credit

Any reference herein to the amount of credit outstanding shall mean, at any particular time:

(a)	in the case of a Term Benchmark Loan or a Base Rate Loan, the principal amount thereof; and

(b)	in the case of a Letter, the contingent liability of the relevant Issuing Lender thereunder.

1.25 Rates

The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR Rate, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as the Term SOFR Reference Rate, Adjusted Term SOFR or Term SOFR Rate or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Adjusted Term SOFR Rate, Term SOFR Rate, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrowers. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain the Term SOFR Reference Rate, Adjusted Term SOFR Rate, Term SOFR Rate or any other Benchmark, in each case pursuant to the terms of this agreement, and shall have no liability to the Borrowers, any Lender or any other person or entity for damages

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of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

1.26 Luxembourg Terms

In this Agreement any company incorporated or established in the Grand Duchy of Luxembourg) a reference to:

(a)	a liquidator, conservator, trustee, custodian, receiver, assignee for the benefit of creditors or similar officer includes any:

(i)	juge-commissaire or insolvency receiver (curateur) appointed under the Luxembourg Code de commerce;

(ii)	liquidateur appointed under Articles 1100-1 to 1100-15 (inclusive) of the Luxembourg act dated 10 August 1915 on commercial companies, as amended;

(iii)	juge-commissaire or liquidateur appointed under Article 1200-1 of the Luxembourg act dated 10 August 1915 on commercial companies, as amended;

(iv)	commissaire appointed under the Grand-Ducal decree of 24 May 1935 on the controlled management regime or under Articles 593 to 614 (inclusive) of the Luxembourg Code de commerce; and

(v)	juge délégué appointed under the Luxembourg act of 14 April 1886 on the composition to avoid bankruptcy, as amended.

(b)

a lien or a security interest includes any hypothèque, nantissement, gage, privilège, sûreté réelle, droit de rétention and any type of security in rem (sûreté réelle) or agreement or arrangement having a similar effect and any transfer of title by way of security;

(c)

a winding-up, administration, reorganization, moratorium, bankruptcy, dissolution, or any similar proceeding includes, without limitation, bankruptcy/insolvency (faillite) within the meaning of Articles 437 ff. of the Luxembourg Commercial Code, liquidation, insolvency, reorganization, moratorium, voluntary arrangement with creditors (concordat préventif de la faillite) within the meaning of the law of 14 April 1886 on arrangements to prevent insolvency, as amended, moratorium or reprieve from payment (sursis de paiement) within the meaning of Articles 593 ff. of the Luxembourg Commercial Code, voluntary or compulsory winding-up pursuant to the law of 10 August 1915 on commercial companies, as amended and controlled management (gestion contrôlée);

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(d)	a “set off” includes, for the purposes of Luxembourg law, legal set off; and

(e)	a director, manager, or officer includes its administrateurs or gérants.

1.27 Joint and Several Liability of Borrowers

Unless otherwise expressly provided herein:

(a)

Each Borrower is accepting joint and several liability hereunder in consideration of the financial accommodations to be provided by the Lenders under this agreement, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of each other Borrower to accept joint and several liability for the Secured Obligations owing to the Lenders or the Administrative Agent under this agreement.

(b)

Each Borrower, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrower, with respect to the payment and performance of all of the Secured Obligations (including, without limitation, any obligations arising under this Section 1.27), it being the intention of the parties hereto that all the Secured Obligations shall be the joint and several obligations of each Borrower without preferences or distinction among them.

(c)

Except as otherwise expressly provided in this agreement, each Borrower hereby waives notice of acceptance of its joint and several liability or notice of any Loan issued under or pursuant to this agreement and the Mexican Borrower waives notice of any action at any time taken or omitted by the Administrative Agent or any Lender under or in respect of any of the Secured Obligations. The Mexican Borrower hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Secured Obligations, the acceptance of any payment of any of the Secured Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Administrative Agent or any Lender at any time or times in respect of any default by the Canadian Borrower in the performance or satisfaction of any term, covenant, condition or provision of this agreement, any and all other indulgences whatsoever by Lender in respect of any of the Secured Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Secured Obligations or the addition, substitution or release, in whole or in part. The joint and several liability of the Borrowers hereunder shall continue in full force and effect notwithstanding any absorption, merger, amalgamation or any other change whatsoever in the name, constitution or place of formation of any Borrower. Each Borrower hereby waives and agrees not to assert any right to require the Administrative Agent or any Lender to proceed against any other Borrower, any Guarantor or any other Person, or to pursue any other right, remedy, power or privilege of the Administrative Agent or any Lender whatsoever, any defense arising by reason of any lack of corporate or other authority or any other defense of any other Borrower, any Guarantor or any other Person.

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(d)

Each Borrower represents and warrants to the Lenders that such Borrower is currently informed of the financial condition of the other Borrower and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Secured Obligations. Each Borrower further represents and warrants to the Lenders that such Borrower has read and understands the terms and conditions of the Credit Documents.

(e)

The provisions of this Section 1.27 are made for the benefit of the Lenders and their respective successors and assigns, and may be enforced by them from time to time without requirement on the part of Lenders or any of their respective successors or assigns to first to marshal any of its or their claims or to exercise any of its or their rights against the other Borrower or to exhaust any remedies available to it or them against any of the other Borrower or to resort to any other source or means of obtaining payment of any of the Secured Obligations hereunder or to elect any other remedy. The provisions of this Section 1.27 shall remain in effect until all of the Secured Obligations shall have been paid in full or otherwise fully satisfied.

(f)

Each Borrower hereby agrees that it will not enforce any of its rights of contribution or subrogation against the other Borrower with respect to any liability incurred by it hereunder or under any of the other Credit Documents, any payments made by it to the Lenders with respect to any of the Secured Obligations or any collateral security therefor until such time as all of the Secured Obligations have been paid in full in cash. Any claim which any Borrower may have against the other Borrower with respect to any payments to the Lenders hereunder or under any other Credit Documents are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Secured Obligations arising hereunder or thereunder, to the prior payment in full in cash of the Secured Obligations and, in the event of any insolvency, bankruptcy, concurso mercantil, quiebra, receivership, liquidation, reorganization, judicial management or other similar proceeding under the laws of any jurisdiction relating to any Borrower, its debts or its assets, whether voluntary or involuntary, all such Secured Obligations shall be paid in full in cash before any payment or distribution of any character, whether in cash, securities or other property, shall be made to the other Borrower therefor.

(g)

The Mexican Borrower hereby irrevocably appoints the Canadian Borrower as its agent for all purposes and in all respects under this agreement. Any notice given by or to the Canadian Borrower under or pursuant to this agreement shall be deemed to have been given by or to each Borrower, to the extent the context so admits. The Administrative Agent and the Lenders shall be entitled to rely conclusively upon any notice given by the Canadian Borrower as having been given by the Borrowers.

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ARTICLE 2

CREDIT FACILITY

2.1 Establishment of the Credit Facility

Subject to the terms and conditions hereof, the Lenders hereby establish the Credit Facility in favour of the Borrowers.

2.2 Lenders’ Commitments

Subject to the terms and conditions hereof, the Lenders agree to extend credit to the relevant Borrower under the Credit Facility from time to time provided that the aggregate amount of credit extended by each Lender under the Credit Facility shall not at any time exceed the Individual Commitment of such Lender under the Credit Facility and further provided that the aggregate amount of credit outstanding under the Credit Facility shall not at any time exceed the amount of the Commitment Amount. All credit requested under the Credit Facility shall be made available to the relevant Borrower contemporaneously by all of the Lenders. Each Lender shall provide to the relevant Borrower its Pro Rata Share of each credit, whether such credit is extended by way of drawdown or rollover. No Lender shall be responsible for any default by any other Lender in its obligation to provide its Pro Rata Share of any credit under the Credit Facility nor shall the Individual Commitment of any Lender be increased as a result of any such default of another Lender in extending credit under the Credit Facility. The failure of any Lender to make available to the relevant Borrower its Pro Rata Share of any credit under the Credit Facility shall not relieve any other Lender of its obligation hereunder to make available to such Borrower its Pro Rata Share of such credit under the Credit Facility.

2.3 Reduction of the Commitment Amount

The Borrowers may, from time to time and at any time, by notice in writing to the Administrative Agent without penalty (provided that the notice of reduction is not given with respect to any amount requested in a Drawdown Notice after the delivery of such Drawdown Notice), permanently reduce the amount of the Commitment Amount in whole or in part to the extent it is not being utilized at the time such notice is given, provided that such reduction shall not become effective until ten Banking Days after such notice has been given and, if in part, such reduction is no less than $10,000,000 and otherwise is an integral multiple of $1,000,000. Any repayment of outstanding credit which forms part of any conversion from one type of credit to another type of credit under Article 3 or of any rollover under Article 5 shall not cause any reduction in the amount of the Commitment Amount. Upon any reduction of the amount of the Commitment Amount, the Individual Commitment of each Lender with respect to the Credit Facility shall thereupon be reduced by an amount equal to such Lender’s Pro Rata Share of such reduction of the amount of the Commitment Amount.

2.4 Termination of Credit Facility

(a)	The Credit Facility shall terminate upon the earliest to occur of:

(i)	the termination of the Credit Facility in accordance with Section 13.1;

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(ii)	the date on which the amount of the Commitment Amount has been permanently reduced to zero pursuant to Section 2.3; and

(iii)	the Maturity Date.

(b)

Upon the termination of the Credit Facility, the right of the Borrowers to obtain any credit under the Credit Facility and all of the obligations of the Lenders to extend credit under the Credit Facility shall automatically terminate.

2.5 Accordion Feature

(a)

At any time following the Closing Date, the Borrowers may, by prior written notice to the Administrative Agent (an “Accordion Notice”) at any time from time to time, request that the amount of the Credit Facility be increased by an amount of up to U.S.$200,000,000 (in the aggregate for all Accordion Notices). Each of the existing Lenders hereunder shall be given the opportunity to increase their respective Individual Commitments prior to any solicitation by the Borrowers for an initial Individual Commitment from a Person that is not an existing Lender hereunder.

(b)

The Administrative Agent shall promptly send a copy of the Accordion Notice to each Lender. Upon receipt of an Accordion Notice, each existing Lender shall have thirty days to provide a written response to the Administrative Agent confirming that it has agreed to or declined an increase to its Individual Commitment with respect to the Credit Facility and, to the extent agreed to, setting out the amount of that increase. If all existing Lenders agree to participate in the increase in the Credit Facility in an amount greater than or equal to their Pro Rata Share of the increase in the Credit Facility, the Individual Commitment of each Lender shall be increased in accordance with their Pro Rata Share. If the full amount of the proposed increase is not completely acquired by Accordion Lenders that are already Lenders hereunder pursuant to the immediately preceding sentence, the balance of such proposed increase in the Credit Facility shall be allocated among existing Lenders that have agreed to participate in the increase in the Credit Facility in an amount greater than their Pro Rata Share of the increase in the Credit Facility, up to the amount not exceeding the increase agreed to by each such Lender. A new Lender may only participate in a proposed increase to the Credit Facility if the full amount of the proposed increase is not completely acquired by Accordion Lenders that are already Lenders pursuant to the two immediately preceding sentences. If an existing Lender fails to send a written response to the Administrative Agent within 30 days following receipt of an Accordion Notice, such existing Lender shall be deemed to have declined to participate in the proposed increase to the Credit Facility.

(c)

The increase in the Individual Commitment of any Accordion Lender that is an existing Lender shall, subject to Section 2.5(f), take place with effect from such day as such Accordion Lender, the Borrowers and the Administrative Agent may agree. Upon any such increase of that Accordion Lender’s Individual Commitment with

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respect to the Credit Facility, Schedule A hereto shall be deemed to be amended to increase the Individual Commitment of that Accordion Lender with respect to the Credit Facility by the amount of such increase. For certainty, Lenders may decline, in their sole discretion, to increase their Individual Commitments in connection with an Accordion Notice and increases of the Individual Commitments of the existing Lenders with respect to the Credit Facility pursuant to this Section 2.5 need not be effected on a pro rata basis.

(d)

Any Accordion Lender that is not an existing Lender must be acceptable to the Administrative Agent acting in its discretion exercised reasonably. Upon delivery to the Administrative Agent of an Accordion Agreement executed by the Borrowers and an Accordion Lender that is so acceptable to the Administrative Agent, the Administrative Agent shall promptly execute and deliver such Accordion Agreement whereupon this agreement and each other Credit Document shall, subject to Section 2.5(f) and on and from such date as the parties thereto may agree, be read and construed as if such Accordion Lender were party to this agreement as a Lender having all of the rights and obligations of a Lender expressed herein with respect to the Individual Commitment with respect to the Credit Facility that the Accordion Lender has agreed to accept and all references to any Lender in any Credit Document shall (to the extent the context so admits) be construed accordingly. Consequent thereto, Schedule A hereto shall be deemed to be amended to add the Individual Commitment of such Accordion Lender with respect to the Credit Facility. Each Lender irrevocably appoints, authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete and execute on its behalf an Accordion Agreement with each Accordion Lender. Each Lender agrees that it will be bound by the terms of each such Accordion Agreement so completed and executed by the Administrative Agent.

(e)

The Administrative Agent shall promptly notify the Borrowers and the Lenders of the increased Individual Commitments with respect to the Credit Facility arising pursuant to Sections 2.5(c) and/or 2.5(d). Notwithstanding any other provision hereof with respect to the funding of Loans in accordance with each relevant Lender’s Pro Rata Share, the Administrative Agent shall be entitled to reallocate the funding obligations among the relevant Lenders or the outstanding credit under the Credit Facility in order to ensure, to the greatest extent practicable, that after such increase the aggregate amount of credit extended hereunder by each Lender coincides with such Lender’s Pro Rata Share of the aggregate amount of credit extended under the Credit Facility by all of the Lenders, provided that no such allocation shall result in the aggregate amount of credit extended hereunder by any Lender exceeding such Lender’s Individual Commitment with respect to the Credit Facility. The Administrative Agent may exercise the timing of its discretion to reallocate as aforesaid so as to minimize or eliminate the requirement to break a Term SOFR Rate contract or incur breakage fees in respect of any outstanding Term Benchmark Loan.

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(f)	No increase in the amount of the Credit Facility pursuant to this Section 2.5

(i)	shall be permitted at any time that a Default or Event of Default has occurred and is outstanding, or would occur as a result of such increase; and

(ii)

shall be effective until, if required by the Administrative Agent, acting reasonably, each Obligor shall have executed and delivered to the Administrative Agent a confirmation of its Secured Obligations, in form and substance acceptable to the Lenders, acting reasonably, under each Credit Document to which it is a party and acknowledging and confirming that the relevant Accordion Lender benefits from such Credit Documents.

ARTICLE 3

GENERAL PROVISIONS RELATING TO CREDITS

3.1 Types of Credit Availments

Subject to the terms and conditions hereof, each Borrower may obtain credit from the Lenders through the Administrative Agent under the Credit Facility by way of one or more Loans and Letters; provided however that the aggregate amount of credit extended by way of Letters under the Credit Facility shall not at any time exceed $50,000,000. Any extension of credit by way of Loans shall be in a minimum amount of $10,000,000 and otherwise in multiples of $1,000,000.

3.2 Funding of Loans

Each Lender shall make available to the Administrative Agent its Pro Rata Share of the principal amount of each Loan under the Credit Facility prior to 10:00 a.m. (Toronto time) on the date of the extension of credit. The Administrative Agent shall, upon fulfilment by the relevant Borrower of the terms and conditions set forth in Article 12, make such funds available to the such Borrower on the date of the extension of credit by crediting the Designated Account (or causing such account to be credited). Unless the Administrative Agent has been notified by a Lender at least one Banking Day prior to the date of the extension of credit that such Lender will not make available to the Administrative Agent its Pro Rata Share of such Loan, the Administrative Agent may assume that such Lender has made such portion of the Loan available to the Administrative Agent on the date of the extension of credit in accordance with the provisions hereof and the Administrative Agent may, in reliance upon such assumption, make available to the relevant Borrower on such date a corresponding amount. If the Administrative Agent has made such assumption, to the extent such Lender shall not have so made its Pro Rata Share of the Loan available to the Administrative Agent, such Lender agrees to pay to the Administrative Agent, forthwith on demand, such Lender’s Pro Rata Share of the Loan and all reasonable costs and expenses incurred by the Administrative Agent in connection therewith together with interest thereon at the then prevailing interbank rate for each day from the date such amount is made available to the relevant Borrower until the date such amount is paid or repaid to the Administrative Agent; provided, however, that notwithstanding such obligation, if such Lender fails so to pay, the relevant Borrower shall, without prejudice to any rights that such Borrower might have against such Lender for its failure to fund its Individual Commitment, repay such amount to the

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Administrative Agent forthwith after demand therefor by the Administrative Agent. The amount payable by each Lender to the Administrative Agent pursuant hereto shall be set forth in a certificate delivered by the Administrative Agent to such Lender and the relevant Borrower (which certificate shall contain reasonable details of how the amount payable is calculated) and shall constitute prima facie evidence of such amount payable. If such Lender makes the payment to the Administrative Agent required herein, the amount so paid shall constitute such Lender’s Pro Rata Share of the Loan for purposes of this agreement and shall entitle the Lender to all rights and remedies against the relevant Borrower in respect of such Loan.

3.3 Failure of Lender to Fund Loan

(a)

If a Defaulting Lender fails to make available to the Administrative Agent its Pro Rata Share of any Loan under the Credit Facility as required and the Administrative Agent has not funded pursuant to Section 3.2, the Administrative Agent shall forthwith give notice of such failure by such Defaulting Lender to the relevant Borrower and the other Lenders and such notice shall state that any Lender may make available to the Administrative Agent all or any portion of the Defaulting Lender’s Pro Rata Share of such Loan (but in no way shall any other Lender or the Administrative Agent be obliged to do so) in the place and stead of the Defaulting Lender. If more than one Lender gives notice that it is prepared to make funds available in the place and stead of a Defaulting Lender in such circumstances and the aggregate of the funds which such Lenders (herein collectively called the “Contributing Lenders” and individually called the “Contributing Lender”) are prepared to make available exceeds the amount of the advance which the Defaulting Lender failed to make, then each Contributing Lender shall be deemed to have given notice that it is prepared to make available its pro rata share of such advance based on the Contributing Lenders’ relative commitments to advance in such circumstances. If any Contributing Lender makes funds available in the place and stead of a Defaulting Lender in such circumstances, then the Defaulting Lender shall pay to any Contributing Lender making the funds available in its place and stead, forthwith on demand, any amount advanced on its behalf together with interest thereon at the then prevailing interbank rate for each day from the date of advance to the date of payment, against payment by the Contributing Lender making the funds available of all interest received in respect of the Loan from the relevant Borrower. In addition to interest as aforesaid, the relevant Borrower shall pay all amounts owing by such Borrower to the Defaulting Lender hereunder (with respect to the amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender) to the Contributing Lenders until such time as the Defaulting Lender pays to the Administrative Agent for the Contributing Lenders all amounts advanced by the Contributing Lenders on behalf of the Defaulting Lender.

3.4 Timing of Credit Availments

No Loan under the Credit Facility may have a maturity date later than the Maturity Date.

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3.5 Inability to Fund Loan in U.S. Dollar Advances in Canada

If, other than in connection with a Benchmark Transition Event or other event to which Section 3.12 applies, a Lender determines in good faith, which determination shall be final, conclusive and binding on the Borrowers, and the Administrative Agent notifies the Borrowers that (i) by reason of circumstances affecting financial markets inside or outside Canada, deposits of United States dollars are unavailable to such Lender in Canada, (ii) adequate and fair means do not exist for ascertaining the interest rate on the basis provided in the definition of “Adjusted Term SOFR Rate” or “Alternate Base Rate Canada”, as the case may be, (iii) the making or continuation of United States dollar advances in Canada has been made impracticable by the occurrence of a contingency (other than a mere increase in rates payable by such Lender to fund the advance) which materially and adversely affects the funding of the advances at any interest rate computed on the basis of Adjusted Term SOFR Rate or Alternate Base Rate Canada, as the case may be, or by reason of a change since the date hereof in any Applicable Law or government regulation, guideline or order (whether or not having the force of law but, if not having the force of law, one with which a responsible commercial bank would comply) or in the interpretation thereof by any Official Body affecting such Lender or any relevant financial market, which results in Adjusted Term SOFR Rate or Alternate Base Rate Canada, as the case may be, no longer representing the effective cost to such Lender of deposits in such market for a relevant Interest Period, or (iii) any change to present law or any future law, regulation, order, treaty or official directive (whether or not having the force of law but, if not having the force of law, one with which a responsible commercial bank would comply) or any change therein or any interpretation or application thereof by any Official Body has made it unlawful for such Lender to make or maintain or give effect to its obligations in respect of Loans in the United States as contemplated herein, then

(a)

the right of the Borrowers to obtain any credit in United States dollars by way of Term Benchmark Loans or Base Rate Loans, as applicable, shall be suspended until such Lender determines, acting reasonably, that the circumstances causing such suspension no longer exist and such Lender so notifies the Borrowers;

(b)

if any credit in United States dollars by way of Term Benchmark Loans or Base Rate Loans, as applicable, is not yet outstanding, any applicable Drawdown Notice requesting a drawdown by way of Term Benchmark Loan or Base Rate Loans, as applicable, shall be cancelled and the advance requested therein shall not be made; provided the Borrowers may, during the period of such suspension issue subsequent Drawdown Notices requesting the extension of credit by way of Base Rate Loans (if the Borrowers do not have the right to obtain credit by way of Term Benchmark Loans) or Term Benchmark Loans (if the Borrowers do not have the right to obtain credit by way of Base Rate Loans), as applicable;

(c)

if any Term Benchmark Loan is already outstanding at any time when the right of the Borrowers to obtain credit by way of a Term Benchmark Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a Base Rate Loan at such time, be immediately converted to a Base Rate Loan in the principal amount equal to the principal amount of the Term Benchmark Loan or, if the Borrowers does not have the right to obtain credit by way of a Base Rate Loan

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at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Equivalent of the principal amount of the Term Benchmark Loan; and

(d)

if any Base Rate Loan is already outstanding at any time when the right of the Borrowers to obtain credit by way of a Base Rate Loan is suspended, it shall, subject to the Borrowers having the right to obtain credit by way of a Term Benchmark Loan at such time, be immediately converted to a Term Benchmark Loan in the principal amount equal to the principal amount of the Base Rate Loan and having an Interest Period of one month or, if the Borrowers do not have the right to obtain credit by way of a Term Benchmark Loan at such time, it shall be immediately converted to a loan in such other currency as may be mutually agreed upon in the principal amount equal to the Equivalent of the principal amount of the Base Rate Loan.

3.6 Alternative Basis of Interest or Funding

If a Market Disruption Event occurs Adjusted Term SOFR Rate for the relevant Interest Period shall be the rate at which the Administrative Agent could borrow funds in the London interbank market at the time of such Market Disruption Event.

3.7 Time and Place of Payments

Unless otherwise expressly provided herein, the Borrowers shall make all payments pursuant to this agreement or pursuant to any document, instrument or agreement delivered pursuant hereto by deposit to the Administrative Agent Account before 12:00 noon (Toronto time) on the day specified for payment and the Administrative Agent shall be entitled to withdraw the amount of any payment due to the Administrative Agent or the Lenders hereunder from the Designated Account on the day specified for payment. Any payment received after 12:00 noon (Toronto time) on the day specified for such payment shall be deemed to have been received before 12:00 noon (Toronto time) on the immediately following Banking Day. The Borrowers hereby irrevocably authorize the Administrative Agent to debit the Designated Account for any payments due and payable to the Finance Parties under the Credit Documents. The Administrative Agent shall debit the Designated Account for any payments due and payable to Lenders under the Credit Documents (to the extent there are sufficient funds in the Designated Account) prior to 12:00 noon (Toronto time) on the day specified for such payment.

3.8 Remittance of Payments

Forthwith after the withdrawal from the Designated Account by the Administrative Agent of any payment of principal, interest, fees or other amounts for the benefit of the Lenders pursuant to Section 3.7, the Administrative Agent shall, subject to Sections 3.2, 3.3 and 8.3 remit to each Lender, in immediately available funds, such Lender’s Pro Rata Share of such payment (except to the extent such payment results from a Loan with respect to which a Lender had failed, pursuant to Section 3.2, to make available to the Administrative Agent its Pro Rata Share and, where the Administrative Agent or any other Lender has made funds available in the place and stead of a Defaulting Lender); provided that if the Administrative Agent, on the assumption that it

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will receive, on any particular date, a payment of principal (including, without limitation, a prepayment), interest, fees or other amount under the Credit Facility, remits to each Lender its Pro Rata Share of such payment and the relevant Borrower fails to make such payment, each Lender agrees to repay to the Administrative Agent, forthwith on demand, to the extent that such amount is not recovered from the relevant Borrower on demand and after reasonable efforts by the Administrative Agent to collect such amount (without in any way obligating the Administrative Agent to take any legal action with respect to such collection), such Lender’s Pro Rata Share of the payment made to it pursuant hereto together with interest thereon at the then prevailing interbank rate for each day from the date such amount is remitted to the Lenders until the date such amount is paid or repaid to the Administrative Agent, the exact amount of the repayment required to be made by the Lenders pursuant hereto to be as set forth in a certificate delivered by the Administrative Agent to each Lender, which certificate shall constitute prima facie evidence of such amount of repayment.

3.9 Evidence of Indebtedness

The Administrative Agent shall maintain accounts wherein the Administrative Agent shall record the amount of credit outstanding, each payment of principal and interest on account of each Loan, each Letter issued and drawn upon and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, and all other amounts becoming due to and being paid to the Lenders or the Administrative Agent hereunder, including Letter fees, commitment or other fees. The Administrative Agent’s accounts constitute, in the absence of manifest error, prima facie evidence of the indebtedness of the Borrowers pursuant to this agreement.

3.10 Notice Periods

Each Drawdown Notice, Rollover Notice, Conversion Notice and Prepayment Notice shall be given to the Administrative Agent (and, in the case of an issuance of a Letter, the relevant Issuing Lender):

(a)	prior to 12:00 (noon) (Toronto time) on the fifth Banking Day prior to the date of the issuance of a Letter;

(b)	prior to 12:00 noon (Toronto time) on the third Banking Day prior to the date of any voluntary prepayment or a drawdown or rollover of a Term Benchmark Loan; and

(c)	prior to 12:00 noon (Toronto time) on the Banking Day prior to the date of a Base Rate Loan.

3.11 General Provisions Relating to All Letters

(a)

Each request by a Borrower for the issuance or amendment of a Letter shall be deemed to be a representation by such Borrower that the extension of credit so requested complies with the conditions set forth in Section 12.2. Each Borrower hereby acknowledges and confirms to the relevant Issuing Lender that such Issuing

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Lender shall not be obliged to make any inquiry or investigation as to the right of any beneficiary to make any claim or Draft under a Letter and payment by such Issuing Lender pursuant to a Letter shall not be withheld by such Issuing Lender by reason of any matters in dispute between the beneficiary thereof and such Borrower. The sole obligation of each Issuing Lender with respect to Letters issued by it is to cause to be paid a Draft drawn or purporting to be drawn in accordance with the terms of the applicable Letter and for such purpose such Issuing Lender is only obliged to determine that the Draft purports to comply with the terms and conditions of the relevant Letter.

(b)

No Issuing Lender shall have any responsibility or liability for or any duty to inquire into the form, sufficiency (other than to the extent provided in the preceding paragraph), authorization, execution, signature, endorsement, correctness (other than to the extent provided in the preceding paragraph), genuineness or legal effect of any Draft, certificate or other document presented to it pursuant to a Letter issued by any Issuing Lender and the relevant Borrower unconditionally assumes all risks with respect to the same. The relevant Borrower agrees that it assumes all risks of the acts or omissions of the beneficiary of any Letter with respect to the use by such beneficiary of the relevant Letter. The relevant Borrower shall promptly examine a copy of each Letter and each amendment thereto that is delivered to it and, in the event of any claim of non-compliance with such Borrower’s instructions or other irregularity, such Borrower will immediately notify the relevant Issuing Lender.

(c)	The obligations of the Borrowers hereunder with respect to Letters shall be absolute, unconditional and irrevocable and shall not be reduced by any event or occurrence including, without limitation:

(i)	any lack of validity or enforceability of this agreement or any such Letter;

(ii)	any amendment or waiver of or any consent to departure from this agreement;

(iii)

the existence of any claim, set-off, defense or other rights which either Borrower may have at any time against any beneficiary or any transferee of any such Letter (or any person or entities for whom any such beneficiary or any such transferee may be acting), any Lender, the Issuing Lender or any other person or entity;

(iv)

any Draft, statement or other document presented under any such Letter proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect whatsoever;

(v)	any non-application or misapplication by the beneficiary of such Letter of the proceeds of any drawing under such Letter;

(vi)	the surrender or impairment of any Security;

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(vii)	any reduction or withdrawal of any Issuing Lender’s credit rating by any rating agency; or

(viii)

any other circumstance or happening whatsoever, similar to any of the foregoing, including any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Borrowers.

The obligations of the Borrowers hereunder with respect to Letters shall remain in full force and effect and shall apply to any amendment to or extension of the expiration date of any such Letter, approved in writing by the relevant Borrower. No Issuing Lender shall be under any obligation to amend any Letter if (A) the Issuing Lender would have no obligation at such time to issue such Letter in its amended form under the terms hereof, or (B) the beneficiary of such Letter does not accept the proposed amendment to such Letter.

(d)

Any action, inaction or omission taken or suffered by any Issuing Lender or any of its correspondents under or in connection with a Letter or any Draft made thereunder, if in good faith and in conformity with foreign or domestic laws, regulations or customs applicable thereto, shall be binding upon the Borrowers and shall not place any Issuing Lender or any of its correspondents under any resulting liability to either Borrower. Without limiting the generality of the foregoing, each Issuing Lender and its correspondents may receive, accept or pay as complying with the terms of a Letter, any Draft thereunder, otherwise in order which may be signed by, or issued to, the administrator or any executor of, or the trustee in bankruptcy, concurso mercantil or quiebra of, or the receiver for any property of, or other person or entity acting as the representative or in the place of, such beneficiary or its successors and assigns. Each Borrower covenants that it will not take any steps, issue any instructions to any Issuing Lender or any of its correspondents or institute any proceedings intended to derogate from the right or ability of any Issuing Lender or its correspondents to honour and pay any Draft or Drafts.

(e)

The Borrowers agree that the Lenders, the Issuing Lenders and the Administrative Agent shall have no liability to it for any reason in respect of or in connection with any Letter, the issuance thereof, any payment thereunder, or any other action taken by the Lenders, the Issuing Lenders or the Administrative Agent or any other Person in connection therewith, other than on account of an Issuing Lender’s gross negligence or wilful misconduct.

(f)

Save to the extent expressly provided otherwise in this Section 3.11 the rights and obligations between the relevant Issuing Lender and the Borrowers with respect to each Letter shall be determined in accordance with the applicable provisions of the (i) Uniform Customs and Practice for Documentary Credits, ICC Publications 600 or (ii) the International Standby Practices - ISP98, ICC Publication No. 590, as applicable.

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(g)

Each Issuing Lender shall act on behalf of the Lenders with respect to any Letters issued by it and the documents associated therewith, and the Issuing Lenders shall have all of the benefits and immunities (A) provided to the Administrative Agent in Article 13 with respect to any acts taken or omissions suffered by the Issuing Lenders in connection with Letters issued by it or proposed to be issued by it and any documentation pertaining to such Letters as fully as if the term “Administrative Agent” as used in Article 13 included the Issuing Lenders with respect to such acts or omissions, and (B) as additionally provided herein with respect to the Issuing Lenders.

(h)

Immediately upon the issuance of each Letter, each Lender shall be deemed to, and hereby irrevocably and unconditionally agrees to, purchase from the relevant Issuing Lender a risk participation in such Letter in an amount equal to the product of such Lender’s Pro Rata Share times the amount of such Letter.

(i)

None of the Issuing Lenders, the Administrative Agent nor any correspondent, participant or assignee of any Issuing Lender shall be liable to any Lender for (i) any action of any of the Issuing Lenders, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lenders taken or omitted in connection herewith at the request or with the approval of the Lenders or the Majority Lenders, as applicable, (ii) any action of any of the Issuing Lenders, the Administrative Agent or any correspondent, participant or assignee of the Issuing Lenders taken or omitted in the absence of such party’s gross negligence or wilful misconduct; or (iii) any deficiency in the due execution, effectiveness, validity or enforceability of any document or instrument related to any Letter.

(j)

If any Event of Default shall occur and be continuing, on the third Banking Day following the date that the Borrowers receive notice from the Administrative Agent or the Majority Lenders demanding the deposit of cash collateral pursuant to this Section 3.11(j), the Borrowers shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders, an amount in cash equal to the then aggregate contingent liability under all outstanding Letters issued by the Issuing Lenders as of such date plus any accrued and unpaid interest thereon; provided that the obligation to deposit such amount as cash collateral shall become effective immediately, and such amount to be so deposited shall become immediately due and payable, without demand or other notice of any kind, upon the occurrence of any Event of Default with respect to the Borrowers described in Section 13.1(c) or 13.1(d). Such deposit shall be held by the Administrative Agent as collateral for the payment and performance of the obligations of the Borrowers under this Agreement. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Canadian Borrower’s risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account shall be applied by the

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Administrative Agent to reimburse the relevant Issuing Lender for payments under any Letter for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrowers for the then aggregate contingent liability under all outstanding Letters at such time or, if the maturity of the Loans has been accelerated, be applied to satisfy other obligations of the Borrowers under this Agreement. If the Borrowers are required to provide an amount of cash collateral hereunder as a result of the occurrence of an Event of Default, such amount (to the extent not applied as aforesaid) shall be returned to the Borrowers within three Banking Days after all Events of Default have been cured or waived or the then aggregate contingent liability under all outstanding Letters at such time is reduced to nil.

3.12 Alternate Rate of Interest

(a)	Subject to clauses (b), (c), (d), (e) and (f) of this Section 3.12, if:

(i)

the Administrative Agent determines (which determination shall be conclusive absent manifest error) prior to the commencement of any Interest Period for a Term Benchmark Loan, that adequate and reasonable means do not exist for ascertaining the Adjusted Term SOFR Rate or the Term SOFR Rate (including because the Term SOFR Reference Rate is not available or published on a current basis), for such Interest Period; or

(ii)

the Administrative Agent is advised by the Majority Lenders prior to the commencement of any Interest Period for a Term Benchmark Loan that the Adjusted Term SOFR Rate for such Interest Period will not adequately and fairly reflect the cost to such Lenders of making or maintaining such Term Benchmark Loan for such Interest Period;

then the Administrative Agent shall give notice thereof to the Borrowers and the Lenders by telephone or electronic mail as promptly as practicable thereafter and, until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark (1) any request pursuant to a Drawdown Notice, Rollover Notice, or Conversion Notice, as applicable, that requests a Loan of a Term Benchmark Loan shall instead be deemed to be a request for Loan of, or a conversion or rollover of to, a Base Rate Loan; provided that if the circumstances giving rise to such notice (x) affect only one type of Loan, then all other types of Loans shall be permitted and (y) do not affect all Lenders, then requests by the Borrowers for Term Benchmark Loans may be made to the Lenders that are not affected thereby. Furthermore, if any Term Benchmark Loan is outstanding on the date of the Borrowers’ receipt of the notice from the Administrative Agent referred to in this Section 3.12(a) with respect to an Adjusted Term SOFR Rate applicable to such Term Benchmark Loan, then until the Administrative Agent notifies the Borrowers and the Lenders that the circumstances giving rise to such notice no longer exist with respect to the relevant Benchmark, any Term Benchmark Loan shall on the

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last day of the Interest Period applicable to such Term Benchmark Loan (or the next succeeding Banking Day if such day is not a Banking Day), be converted by the Administrative Agent to, and shall constitute a Base Rate Loan.

(b)

Notwithstanding anything to the contrary herein or in any other Credit Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred in respect of any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Credit Document in respect of any Benchmark setting at or after 5:00 p.m. (New York City time) on the fifth (5th) Banking Day after the date notice of such Benchmark Replacement is provided to the Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Credit Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Majority Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

(c)

In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Credit Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Credit Document.

(d)

The Administrative Agent will promptly notify the Borrowers and the Lenders of (i) any occurrence of a Benchmark Transition Event, (ii) the implementation of any Benchmark Replacement, (iii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement, (iv) the removal or reinstatement of any tenor of a Benchmark pursuant to clause (e) below and (v) the commencement or conclusion of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 3.12, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party

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to this Agreement or any other Credit Document, except, in each case, as expressly required pursuant to this Section 3.12.

(e)

Notwithstanding anything to the contrary herein or in any other Credit Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative, then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor.

(f)

Upon the Borrowers’ receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrowers may revoke any pending request for a Term Benchmark Loan of, conversion to or continuation of Term Benchmark Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, the Borrowers will be deemed to have converted any such request into a request for a Loan of or conversion to a Base Rate Loan.

3.13 Illegality

If after the date hereof, the adoption of any Applicable Law, or any change in any Applicable Law (whether adopted before or after the date hereof), or any change in interpretation or administration thereof by any Official Body, or compliance by any Lender with any such Applicable Law, shall make it unlawful for any Lender to make, maintain or fund its portion of Term Benchmark Loans, such Lender shall so notify the Administrative Agent, and the Administrative Agent shall forthwith give notice thereof to the other Lenders and the Borrowers. Before giving any notice to the Administrative Agent pursuant to this Section 3.13, such Lender shall designate a different lending office if such designation will avoid the need for giving such notice and will not, in the good faith reasonable judgment of such Lender, be otherwise materially disadvantageous to such Lender. Upon receipt of such notice, notwithstanding anything contained in this Agreement, the Borrowers shall repay in full the then outstanding principal amount of such Lender’s portion of each affected Term Benchmark Loan, together with accrued interest thereon, on either (a) the Interest Payment Date applicable to such affected Term Benchmark Loans if such Lender may lawfully continue to maintain and fund its portion of such Term Benchmark Loan to

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such day or (b) within 10 Banking Days of demand from such Lender if such Lender may not lawfully continue to fund and maintain its portion of such affected Term Benchmark Loans to such day. Concurrently with repaying such portion of each affected Term Benchmark Loan, the relevant Borrower may borrow a Base Rate Loan from such Lender, whether or not it would have been entitled to effect such borrowing and such Lender shall make such Loan of a Base Rate Loan, if so requested, in an amount such that the outstanding principal amount of the affected Loan made by such Lender shall equal the outstanding principal amount of such Loan immediately prior to such repayment. The obligation of such Lender to make Term Benchmark Loans is suspended only until such time as it is once more possible and legal for such Lender to fund and maintain Term Benchmark Loans.

ARTICLE 4

DRAWDOWNS

4.1 Drawdown Notice

Subject to Sections 3.1, 3.5 and 3.6 and provided that all of the applicable conditions precedent set forth in Article 12 have been fulfilled by the Borrowers or waived by the Lenders (as concerns the initial drawdown hereunder) or by the Majority Lenders (as concerns any subsequent drawdown hereunder) as provided in Section 14.14, either Borrower may, from time to time obtain credit hereunder by giving to the Administrative Agent an irrevocable notice in substantially the form of Schedule D hereto (“Drawdown Notice”) in accordance with Section 3.10 and specifying, as applicable:

(a)	the applicable Borrower;

(b)	the date the credit is to be obtained;

(c)	the principal amount of the Loan;

(d)	whether the credit is to be extended by way of Base Rate Loan, Term Benchmark Loan or Letter;

(e)	in the case of any credit to be extended by way of a Term Benchmark Loan, the applicable Interest Period;

(f)

if the credit is to be obtained by way of Letter, the named beneficiary of the Letter and address of such beneficiary, the documents to be presented by such beneficiary in case of any drawing thereunder, the purpose and nature of the requested Letter, the maturity date and amount of the Letter and all other terms of the Letter (including, without limitation, the proposed form of the Letter, a letter of credit application in respect of the Letter and such other matters as the relevant Issuing Lender may require); and

(g)	the details of any irrevocable authorization and direction pursuant to Section 3.2.

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4.2 [Intentionally deleted.]

4.3 Obligor Reimbursement Covenant

If credit is to be obtained by way of Letter and if such Letter is to be issued by a Borrower on behalf of a Guarantor, such Borrower shall ensure that accompanying such Drawdown Notice is an instrument, substantially in the form of Schedule U hereto, and pursuant to which such Guarantor shall agree, without qualification, to reimburse the relevant Issuing Lender on demand for the full amount of each and any Letter presented to and paid by the relevant Issuing Lender in accordance with such Letter.

ARTICLE 5

ROLLOVERS

5.1 Term Benchmark Loans

Subject to Sections 3.1, 3.12(a) and 3.13 and provided that the relevant Borrower has, by giving notice to the Administrative Agent in accordance with Section 5.2, requested the Lenders to continue to extend credit by way of a Term Benchmark Loan to replace all or a portion of an outstanding Term Benchmark Loan as it matures, each Lender shall, on the maturity of such Term Benchmark Loan, continue to extend credit to such Borrower by way of a Term Benchmark Loan (without a further advance of funds to such Borrower) in the principal amount equal to such Lender’s Pro Rata Share of the principal amount of the matured Term Benchmark Loan or the portion thereof to be replaced.

5.2 Rollover Notice

The notice to be given to the Administrative Agent pursuant to Section 5.1 (“Rollover Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule E hereto and shall specify:

(a)	the applicable Borrower;

(b)	the maturity date of the maturing Term Benchmark Loan;

(c)	the principal amount of the maturing Term Benchmark Loan and the portion thereof to be replaced; and

(d)	the Interest Period or Interest Periods of the replacement Term Benchmark Loan(s).

ARTICLE 6

CONVERSIONS

6.1 Converting Loan to Other Type of Loan

Subject to Sections 3.1, 3.12(a) and 3.13 and provided that the relevant Borrower has, by giving notice to the Administrative Agent in accordance with Section 6.2, requested the Lenders to convert all or a portion of an outstanding Loan into another type of Loan, each Lender

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shall, on the date of conversion (which, in the case of the conversion of all or a portion of an outstanding Term Benchmark Loan, shall be the date on which such Loan matures), continue to extend credit to such Borrower by way of the type of Loan into which the outstanding Loan or a portion thereof is converted (with a repayment and a subsequent advance of funds to such Borrower) in the aggregate principal amount equal to such Lender’s Pro Rata Share of the principal amount of the outstanding Loan or the portion thereof which is being converted.

6.2 Conversion Notice

The notice to be given to the Administrative Agent pursuant to Section 6.1 (“Conversion Notice”) shall be irrevocable, shall be given in accordance with Section 3.10, shall be in substantially the form of Schedule F hereto and shall specify:

(a)	the applicable Borrower;

(b)	the type of Loan to be converted;

(c)	the date on which the conversion is to take place;

(d)	the principal amount of the Loan or the portion thereof which is to be converted;

(e)	the type and amount of the Loan into which the outstanding Loan is to be converted; and

(f)	if an outstanding Loan is to be converted into a Term Benchmark Loan, the applicable Interest Period.

6.3 Absence of Notice

Subject to Section 3.12(a) and 3.13, in the absence of a Rollover Notice or Conversion Notice within the appropriate time periods referred to herein, a maturing Term Benchmark Loan in favour of a Borrower shall be automatically converted to a Base Rate Loan as though a notice to such effect had been given in accordance with Section 6.2

6.4 Conversion by Lenders

Upon written notice to such effect to the relevant Borrower at such time as a Default has occurred and is continuing, the Administrative Agent may, on the maturity date of a Term Benchmark Loan, convert such Term Benchmark Loan into a Base Rate Loan, as though a notice to such effect had been given in accordance with Section 6.2.

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ARTICLE 7

INTEREST AND FEES

7.1 Interest Rates

The Borrowers shall pay to the Administrative Agent on behalf of the Lenders, in accordance with Section 3.6, interest on the outstanding principal amount from time to time of each Loan at the rate per annum equal to:

(a)	the Adjusted Term SOFR Rate plus the Applicable Margin in the case of each Term Benchmark Loan; and

(b)	the Base Rate Canada plus the Applicable Margin in the case of each Base Rate Loan.

7.2 Calculation and Payment of Interest

(a)

Interest on the outstanding principal amount from time to time of each Loan and on overdue interest thereon shall accrue from day to day from and including the date on which credit is obtained by way of such Loan or on which such overdue interest is due, as the case may be, to but excluding the date on which such Loan or overdue interest, as the case may be, is repaid in full (both before and after maturity and as well after as before judgment) and shall be calculated on the basis of the actual number of days elapsed divided by 360, in the case of a Term Benchmark Loan, or 365 days (or 366, in the case of a leap year) in the case of a Base Rate Loan.

(b)	Accrued interest shall be paid,

(i)	in the case of interest on Base Rate Loans, monthly in arrears on the last Banking Day of each month; and

(ii)

in the case of interest on Term Benchmark Loans, on the last day of the applicable Interest Payment Date; provided that, in the case of Interest Periods of a duration longer than three months, accrued interest shall be paid no less frequently than every three months from the first day of such Interest Period during the term of such Interest Period and on the date on which such Term Benchmark Loans are otherwise required to be repaid.

7.3 General Interest Rules

(a)

For the purposes hereof, whenever interest is calculated on the basis of a year of 360, 365 or 366 days, each rate of interest determined pursuant to such calculation expressed as an annual rate for the purposes of the Interest Act (Canada) is equivalent to such rate as so determined multiplied by the actual number of days in the calendar year in which the same is to be ascertained and divided by 360, 365 or 366 days, respectively.

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(b)	Interest on each Loan and on overdue interest thereon shall be payable in the currency in which such Loan is denominated during the relevant period.

(c)

If the Borrowers fail to pay any principal, interest, fee or other amount of any nature payable by it to the Administrative Agent or the Lenders hereunder or under any document, instrument or agreement delivered pursuant hereto on the due date therefor, the Borrowers shall pay to the Administrative Agent or the Lenders, as the case may be, interest on such overdue amount in the same currency as such overdue amount is payable from and including such due date to but excluding the date of actual payment (as well after as before judgment) at the rate per annum, calculated and compounded monthly, which is equal to, in the case of a Term Benchmark Loan, Adjusted Term SOFR Rate for the Interest Period applicable thereto at such time and in the case of a Base Rate Loan, the Base Rate Canada plus, in each case, the Applicable Margin plus 2.00% (without duplication of the additional 2.00% referred to in the definition of “Applicable Margin” applicable during the continuance of an Event of Default). Such interest on overdue amounts shall become due and be paid on demand made by the Administrative Agent.

7.4 Selection of Interest Periods

With respect to each Term Benchmark Loan, the applicable Borrower shall specify in the Drawdown Notice, Conversion Notice or Rollover Notice the duration of the Interest Period provided that:

(a)

subject to paragraph 7.4(d) below, Interest Periods shall have a duration of one, three or six months or such shorter or longer period as the applicable Borrower and the Lenders may otherwise agree (subject to availability), provided that in the event such Borrower fails to specify an Interest Period for any Term Benchmark Loan in the applicable Drawdown Notice, Conversion Notice or Rollover Notice, such Borrower shall be deemed to have selected an Interest Period of one month;

(b)

the first Interest Period for a Term Benchmark Loan shall commence on and include the day on which credit is obtained by way of such Loan and each subsequent Interest Period applicable thereto shall commence on and include the date of the expiry of the immediately preceding Interest Period applicable thereto;

(c)

if any Interest Period would end on a day which is not a Banking Day, such Interest Period shall be extended to the next succeeding Banking Day unless such next succeeding Banking Day falls in the next calendar month, in which case such Interest Period shall be shortened to end on the immediately preceding Banking Day; and

(d)	with respect to Term Benchmark Loans, no Period End Date shall be permitted to occur after the Maturity Date.

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7.5 Commitment Fee

(a)

On the last day of each Fiscal Quarter after the date hereof and on termination of the Credit Facility, the Borrowers shall pay, in accordance with Section 3.7, to the Administrative Agent for the account of the Lenders, in arrears, a commitment fee calculated at the rate per annum, on the basis of a year of 365 or 366 days, equal to [REDACTED – commercially sensitive information]% of the Applicable Margin (being the amount set out under the heading Commitment Fee on Schedule V hereto subject to the increase or decrease (or neither increase nor decrease) by the Applicable Sustainability Margin Adjustment as calculated in accordance with the terms of this Agreement) at any particular time on the Available Credit during such period, such fee to accrue daily from the date of the execution and delivery of this agreement to and including the Maturity Date. Notwithstanding the foregoing, Commitment Fees shall cease to accrue on the unfunded portion of an Individual Commitment of any Lender while it is a Defaulting Lender.

(b)	[Intentionally deleted.]

7.6 Letter Fees

(a)

The Borrowers shall pay to the Administrative Agent, for the benefit of the Lenders in accordance with Section 3.7, with respect to each Letter, an issuance fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated at a rate per annum equal to the Applicable Margin on the basis of a year of 365 days and on the amount of the subject Letter, for a period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. In addition, with respect to all Letters, the Borrowers shall from time to time pay to the relevant Issuing Lender, for its own account, its usual and customary fees (at the then prevailing rates) for the amendment, delivery and administration of letters of credit such as the Letters. Each such payment is non-refundable and fully earned when due.

(b)

With respect to each Letter issued hereunder, the Borrowers shall pay to the relevant Issuing Lender, in accordance with Section 3.7, a fronting fee quarterly in arrears on the first Banking Day of each Fiscal Quarter, calculated on the basis of a year of 365 days at a rate of [REDACTED – commercially sensitive information]% per annum on the amount of each such Letter for the period of time equal to the number of days in the preceding Fiscal Quarter on which such Letter was outstanding. Each such payment is non-refundable and fully earned when due.

7.7 Applicable Margin Adjustment

On the second Banking Day following each date the Canadian Borrower delivers a compliance certificate to the Administrative Agent pursuant to Section 11.1(a)(iii) which discloses a Net Leverage Ratio at a Level which differs from the Level then in effect, the Applicable Margin to (i) all Loans and Letters outstanding on the date any such change takes effect and (ii) the commitment fee referenced in Section 7.5 will in each case be adjusted immediately, but without

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retroactive effect. Notwithstanding the foregoing if the Canadian Borrower fails to deliver a compliance certificate to the Administrative Agent by the date required to do so under Section 11.1(a)(iii), the Net Leverage Ratio shall be deemed as from such date to be at Level IV until such failure is cured, at which time the Applicable Margin shall be determined in accordance with the table set forth in the definition of Applicable Margin, but without any adjustments having retroactive effect.

7.8 Interest Act Compliance

For the purposes of the Interest Act (Canada), any rate of interest made payable under the terms of this agreement at a rate or percentage (the “Contract Rate”) for any period that is less than a consecutive 12 month period, such as a 360 or 365 day basis (the “Contract Rate Basis”), is equivalent to the yearly rate or percentage of interest determined by multiplying the Contract Rate by a fraction, the numerator of which is the number of days in the consecutive 12 month period commencing on the date such equivalent rate or percentage is being determined and the denominator of which is the number of days in the Contract Rate Basis. Each Borrower confirms that it fully understands and is able to calculate the rates of interest and fees applicable to Loans based on the methodology for calculating per annum rates provided for in this Agreement. The Lenders and Administrative Agent agree that, if requested in writing by the Borrowers, it will calculate the nominal and effective per annum rate of interest or fees on any Loan outstanding at the time of such request and provide such information to the Borrowers promptly following such request; provided that any error in any such calculation, or any failure to provide such information on request, shall not relieve the Borrowers of any of its obligations under this Agreement or any other Finance Document, nor result in any liability to the Lenders and Administrative Agent. To the extent permitted by law, the Borrowers hereby irrevocably agree not to plead or assert, whether by way of defence or otherwise, in any proceeding relating to any Finance Document, that the interest or fees payable under any Finance Document and the calculation thereof has not been adequately disclosed to the Borrowers, whether pursuant to section 4 of the Interest Act (Canada) or any other Applicable Law or legal principle.

ARTICLE 8

RESERVE, CAPITAL, INDEMNITY AND TAX PROVISIONS

8.1 Conditions of Credit

The obtaining or maintaining of credit hereunder shall be subject to the terms and conditions contained in this Article 8.

8.2 Change of Circumstances

(a)

If, with respect to any type of credit, the introduction or adoption of any law, regulation, guideline, request or directive (whether or not having the force of law but, if not having the force of law, one which any Lender is complying with as it pertains to its business generally) of any Official Body (inclusive of, without limitation, (x) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives thereunder or issued in connection therewith regardless of when enacted, adopted or issued and (y) all requests, rules,

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guidelines or directives promulgated by the Bank for International settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) regardless of when enacted, adopted or issued or the United States or foreign regulatory authorities, in each case pursuant to Basel III, CRD IV or CRR or any law or regulation that implements or applies Basel III, CRD IV or CRR) (collectively hereinafter referred to as a “Restraint”) or any change therein or in the application thereof to a Borrower or to any Lender or in the interpretation or administration thereof or any compliance by any Lender therewith:

(i)

prohibits or restricts extending or maintaining such type of credit or the charging of interest or fees in connection therewith, such Borrower agrees that such Lender shall have the right to comply with such Restraint, shall have the right to refuse to permit such Borrower to obtain such type of credit and shall have the right to require, at the option of such Borrower, the conversion of such outstanding credit to another type of credit to permit compliance with the Restraint or repayment in full of such credit together with accrued interest thereon on the last day on which it is lawful for such Lender to continue to maintain and fund such credit or to charge interest or fees in connection therewith, as the case may be; or

(ii)

shall impose or require any reserve, liquidity, special deposit requirements or Tax (excluding Excluded Taxes), shall establish an appropriate amount of capital to be maintained by such Lender or shall impose any other requirement or condition which results in an increased cost to such Lender of extending or maintaining a credit or obligation hereunder or reduces the amount received or receivable by such Lender with respect to any credit under this agreement or reduces such Lender’s effective return hereunder or on its capital or causes such Lender to make any payment or to forego any return based on any amount received or receivable hereunder, then, on notification to such Borrower by such Lender, such Borrower shall pay immediately to such Lender such amounts as shall fully compensate such Lender for all such increased costs, reductions, payments or foregone returns which accrue up to and including the date of receipt by such Borrower of such notice and thereafter, upon demand from time to time, such Borrower shall pay such additional amount as shall fully compensate such Lender for any such increased or imposed costs, reductions, payments or foregone returns. Such Lender shall notify the relevant Borrower of any actual increased or imposed costs, reductions, payments or foregone returns forthwith on becoming aware of same and shall concurrently provide to such Borrower a certificate of an officer of such Lender setting forth the amount of compensation to be paid to such Lender and the basis for the calculation of such amount. Notwithstanding this Section 8.2(a)(ii), no Borrower shall be liable to compensate such Lender for any such cost, reduction, payment or foregone return occurring more than 90 days before receipt by such Borrower of the aforementioned notification from such Lender; provided, however, that the aforementioned limitation shall not

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apply to any such cost, reduction, payment or foregone return of a retroactive nature.

(b)

Each Lender agrees that, as promptly as practicable after it becomes aware of the occurrence of an event or the existence of a condition that would cause it to seek additional amounts from the relevant Borrower pursuant to Section 8.2(a), it will use reasonable efforts to make, fund or maintain the affected credit of such Lender through another lending office or take such other actions as it deems appropriate, in its sole discretion, if as a result thereof the additional moneys which would otherwise be required to be paid in respect of such credit pursuant to Section 8.2(a), would be reduced and if, as determined by such Lender in its sole discretion, the making, funding or maintaining of such affected credit through such other lending office or the taking of such other actions would not otherwise adversely affect such credit or such Lender and would not, in such Lender’s sole discretion, be commercially unreasonable. Each Finance Party will use its commercially reasonable efforts, if any applicable withholding taxes are increased due to the non-renewal of the income tax convention between Mexico and the country of residence of such Finance Party, to minimize withholding taxes payable by the relevant Borrower, including using its commercially reasonable efforts to move the booking office of the Loans by the relevant Lender to such Lender’s office in the United States.

8.3 Failure to Fund as a Result of Change of Circumstances

If any Lender requests compensation under Section 8.2(a), if the Borrowers are required to pay any additional amount to any Lender or any Official Body pursuant to Section 8.6, if any Lender is a Defaulting Lender or if a Lender becomes a Non-FATCA Compliant Lender, then the Borrowers may, at its sole expense (including the processing and recording fee contemplated by Section 15.5(c)), upon notice to such Lender and the Administrative Agent, require such Lender to assign, without recourse (in accordance with and subject to the restrictions contained in Section 15.5), all its interests, rights and obligations under this agreement and the other Finance Documents to an assignee that shall assume such obligations (which assignee may be, another Lender, if a Lender accepts such assignment); provided that (a) if such assignee is not otherwise a Lender, the Borrowers shall have received the prior written consent of the Administrative Agent, which consent shall not unreasonably be withheld, (b) such Lender shall have received payment of an amount equal to the outstanding principal of its Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and the other Finance Documents from the assignee (to the extent of such outstanding principal and accrued interest and fees) or such (in the case of all other amounts), and (c) in the case of any such assignment resulting from a claim for compensation under Section 8.2(a) or payments required to be made pursuant to Section 8.6, such assignment will result in a reduction in such compensation or payments. A Lender shall not be required to make any such assignment if, prior thereto, as a result of a waiver by such Lender or otherwise, the circumstances entitling the Borrowers to require such assignment cease to apply.

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8.4 Indemnity Relating to Credits

Within five Banking Days of receipt by the relevant Borrower of written notice from the Administrative Agent (which notice shall be accompanied by a detailed calculation of the amount to be paid by such Borrower), such Borrower shall pay to the Administrative Agent such amount or amounts as will compensate the Administrative Agent, the Lenders or the Issuing Lenders for any loss, cost or expense incurred by them in the liquidation or redeposit of any funds acquired by the Lenders to fund or maintain any portion of a Term Benchmark Loan as a result of:

(a)

the failure of such Borrower to borrow or make repayments on the dates specified under this agreement or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than on its Period End Date, then such Borrower shall be responsible for any loss, costs or expenses referred to above);

(b)

the repayment or prepayment of any amounts on a day other than the payment dates prescribed herein or in any notice from such Borrower to the Administrative Agent (provided that if any notice specifies the repayment of a Term Benchmark Loan at any time other than on its Period End Date, then such Borrower shall be responsible for any loss, costs or expenses referred to above); or

(c)

with respect to any Letter, arising from claims or legal proceedings, and including reasonable legal fees and disbursements, respecting the obtaining of credit by such Borrower by way of such Letter, the collection of amounts owed by such Borrower hereunder in respect of such Letter or the enforcement of the relevant Issuing Lender’s or relevant Lender’s rights hereunder in respect of such Letter including, without limitation, legal proceedings attempting to restrain the relevant Issuing Lender or any Lender from paying any amount under such Letter except for any such loss, cost or expense that a court of competent jurisdiction determined arose on account of the gross negligence or wilful misconduct of the relevant Issuing Lender or such Lender.

Notwithstanding the foregoing, a Defaulting Lender shall not be entitled to rely on this provision and, for clarity, the Borrowers shall not be required to indemnify a Lender for any cost or expense pursuant to this Section 8.4 if such cost or expense is incurred while such Lender is a Defaulting Lender.

8.5 Indemnity for Transactional and Environmental Liability

(a)

Each Borrower hereby agrees to indemnify and hold the Administrative Agent, each Co-Lead Sustainability Structuring Agent, each Lender, each Issuing Lender and each of their respective Affiliates, shareholders, officers, directors, employees, and agents (collectively, the “Indemnified Parties”) free and harmless from and against any and all claims, demands, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith (irrespective of whether such Indemnified Party is a party to the action for which indemnification hereunder is sought), and including, without limitation, reasonable legal fees and

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out of pocket disbursements and amounts paid in settlement which are approved by such Borrower (collectively in this Section 8.5(a), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them as a result of, or arising out of, or relating to (i) the extension of credit contemplated herein, (ii) any transaction financed or to be financed in whole or in part, directly or indirectly, with the proceeds of any credit extended hereunder, (iii) any actual or threatened investigation, litigation or other proceeding relating to any credit extended or proposed to be extended as contemplated herein or (iv) the execution, delivery, performance or enforcement of the Finance Documents and any instrument, document or agreement executed pursuant hereto or thereto, except for any such Indemnified Liabilities that a non-appealable court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s breach of any Finance Document or Applicable Law or gross negligence or wilful misconduct, except such amounts payable due to the registration of a Finance Document with the Administration de l’Enregistrement et des Domaines in Luxembourg or in connection with any registration of a Finance Document for the purposes of any court proceedings before a Luxembourg court or any presentation before a public authority in Luxembourg (“autorité constituée”), except in circumstances where (i) the registration or presentation of a Finance Document is required or ordered by the relevant Luxembourg court or public authority in connection with any proceedings or matters pending before such court or authority; or (ii) the registration or presentation of a Finance Document is necessary or desirable for the exercise of the rights under such Finance Document and the protection, preservation or maintenance of such rights.

(b)

Without limiting the generality of the indemnity set out in the preceding clause (a), each Borrower hereby further agrees to indemnify and hold the Indemnified Parties free and harmless from and against any and all claims, demand, actions, causes of action, suits, losses, costs, charges, liabilities and damages, and expenses in connection therewith, including, without limitation, reasonable and documented legal fees and out of pocket disbursements and amounts paid in settlement which are approved by such Borrower, of any and every kind whatsoever paid (collectively in this Section 8.5(b), the “Indemnified Liabilities”), incurred or suffered by, or asserted against, the Indemnified Parties or any of them for, with respect to, or as a direct or indirect result of, (i) the presence on or under, or the Release from, any real property legally or beneficially owned (or any estate or interest which is owned), leased, used or operated by any Obligor of any Hazardous Material (or previously owned, leased, used or operated) and (ii) any other violation of or liability pursuant to an Environmental Law with respect to any Obligor, and regardless of whether caused by, or within the control of, such Obligor, except for any such Indemnified Liabilities that a non-appealable court of competent jurisdiction determined arose on account of the relevant Indemnified Party’s breach of any Finance Document or Applicable Law or gross negligence or wilful misconduct.

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(c)

All obligations provided for in this Section 8.5 shall survive indefinitely the permanent repayment of the outstanding credit hereunder and the termination of this agreement. The obligations provided for in this Section 8.5 shall not be reduced or impaired by any investigation made by or on behalf of the Administrative Agent or any of the Lenders.

(d)

Each Borrower hereby agrees that, for the purposes of effectively allocating the risk of loss placed on such Borrower by this Section 8.5, the Administrative Agent and each Lender shall be deemed to be acting as the agent or trustee on behalf of and for the benefit of their respective shareholders, officers, directors, employees and agents.

(e)

If, for any reason, the obligations of a Borrower pursuant to this Section 8.5 shall be unenforceable, such Borrower agrees to make the maximum contribution to the payment and satisfaction of each obligation that is permissible under applicable law.

(f)	The indemnity under this Section 8.5 shall not apply to any matters specifically dealt with in Sections 8.2, 8.4, 8.6 or 11.3(e).

8.6 Payments Free and Clear of Taxes

(a)

Any and all payments made by an Obligor hereunder or under any other Credit Document (any such payment being hereinafter referred to as a “Payment”) to or for the benefit of a Finance Party shall be made without set-off or counterclaim, and free and clear of, and without deduction or withholding for, or on account of, any and all present or future Taxes, except to the extent that such deduction or withholding is required by Applicable Law or the administrative practice of any Official Body. If an Obligor shall be so required to deduct or withhold any Taxes from or in respect of any Payment made to or for the benefit of the relevant Finance Party, the relevant Obligor shall:

(i)	promptly notify the Administrative Agent of such requirement;

(ii)

to the extent such Taxes are Indemnified Taxes, the amount payable by the Obligor to the Administrative Agent to which the relevant Finance Party is otherwise entitled will be increased as necessary so that, after all deductions or withholdings (including deductions or withholdings applicable to additional amounts payable under this Section 8.6(a)) are made, such relevant Finance Party will receive an amount (free and clear of, and net of, any such Indemnified Taxes, whether assessable against such Obligor or such Finance Party) equal to the full amount such Finance Party would have received had no such deduction or withholding been required, and the Obligor will pay such full amount to the Administrative Agent;

(iii)	make such deduction or withholding;

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(iv)

pay to the relevant Official Body in accordance with Applicable Law the full amount of Taxes required to be deducted or withheld (including such deductions and withholdings applicable to additional amounts payable under this Section 8.6(a)), within the time period required by Applicable Law; and

(v)

as promptly as possible thereafter, forward to such Finance Party an original official receipt (or a certified copy), or other documentation acceptable to such Finance Party, acting reasonably, evidencing such payment to such Official Body.

(b)

In addition, each Obligor agrees to pay to the relevant Official Body in accordance with Applicable Law any and all present or future stamp or documentary taxes or excise or property taxes, charges or levies of a similar nature, which arise from any Payment or from the execution, delivery or registration of, or otherwise with respect to, the Credit Documents and the transactions contemplated hereby or thereby, provided that this clause (b) shall not apply (i) in respect of any stamp or documentary taxes or excise or property taxes, charges or levies of a similar nature payable in respect of any assignment or transfer by a Finance Party of its rights and/or obligations under a Credit Document and (ii) in respect of any Luxembourg registration duties payable upon a voluntary registration made by a Finance Party of any Credit Document with the Administration de l’Enregistrement, des Domaines et de la TVA in Luxembourg) if such voluntary registration is not reasonably required to enforce the rights of a Finance Party under a Credit Document (any such amounts not excluded under this clause (b) being hereinafter referred to as “Other Taxes”).

(c)

Each Obligor hereby indemnifies and holds harmless each Finance Party, on an after-Taxes basis, for the full amount of Taxes and Other Taxes, interest, penalties and other liabilities, levied, imposed or assessed against (and whether or not paid directly by) such Finance Party and for all expenses, resulting from or relating to such Obligor’s failure to:

(i)	remit to such Finance Party the documentation referred to in Section 8.6(a)(v); or

(ii)	pay any Taxes or Other Taxes when due to the relevant Official Body (including, without limitation, any Indemnified Taxes imposed by any Official Body on amounts payable under this Section 8.6);

whether or not such Taxes or Other Taxes were correctly or legally assessed by the relevant Official Body, provided such Taxes, Other Taxes, interest, penalties or other liabilities, as applicable, would not have been levied, imposed or assessed had such failure not occurred. Any Finance Party who pays any Taxes or Other Taxes, shall promptly notify the relevant Obligor of such payment, provided, however, that failure to provide such notice shall not detract from, or compromise, the obligations of the relevant Obligor under this Section 8.6. Payment pursuant to this

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indemnification shall be made within 30 days from the date the relevant Finance Party makes written demand therefor accompanied by a certificate as to the amount of such Taxes or Other Taxes and the calculation thereof, which calculation shall be prima facie evidence of such amount.

(d)

If the Borrowers determine in good faith that a reasonable basis exists for contesting any Indemnified Taxes for which a payment has been made under this Section 8.6, the relevant Finance Party shall, if so requested by the Borrowers, cooperate with the applicable Obligor in challenging such Taxes at the applicable Obligor’s expense and provided always that such cooperation is not, in such Finance Party’s reasonable judgment, burdensome or otherwise affects its tax affairs.

(e)

Any Finance Party that is entitled to an exemption from or reduction of withholding Taxes under the law of the jurisdiction in which a Borrower is resident for tax purposes, or any applicable tax treaty or convention, with respect to Payments shall, at the request of the relevant Borrower, deliver to such Borrower (with a copy to the Administrative Agent), at the time or times prescribed by Applicable Law or reasonably requested by such Borrower or the Administrative Agent, such properly completed and executed documentation prescribed by Applicable Law (if any) as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Finance Party, if requested by a Borrower or the Administrative Agent, shall deliver such other documentation prescribed by Applicable Law (if any) or reasonably requested by the relevant Borrower or the Administrative Agent as will enable such Borrower or the Administrative Agent to determine whether or not such Finance Party is subject to withholding or information reporting requirements. Notwithstanding the foregoing, no Finance Party shall be required to deliver any documentation pursuant to this Section 8.6(d) that such Finance Party is not legally able to deliver.

(f)

The Obligors’ obligations under this Section 8.6 shall survive without limitation the termination of the Credit Facility and this agreement and all other Credit Documents and the permanent repayment of the outstanding credit and all other amounts payable hereunder and thereunder.

(g)

If any Finance Party or the Administrative Agent, as applicable, receives a refund of, or credit for, Taxes for which a payment has been made by either Borrower under this Section 8.6, which refund or credit in the good faith judgment of such Finance Party or the Administrative Agent, as the case may be, is attributable to the Indemnified Taxes giving rise to such payment made by such Borrower, then such Finance Party or the Administrative Agent, as the case may be, shall reimburse such Borrower for such amount (if any, but not exceeding the amount of any payment made under this Section 8.6 that gives rise to such refund or credit), net of out-of-pocket expenses of such Finance Party or the Administrative Agent, as the case may be, which the Administrative Agent or Finance Party, as the case may be, determines in its absolute discretion will leave it, after such reimbursement, in no better or worse position than it would have been in if such Indemnified Taxes had

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not been exigible. The Borrowers, upon the request of the Administrative Agent or any Finance Party, agree to repay the Administrative Agent or such Finance Party, as the case may be, any portion of any such refund or credit paid over to a Borrower that the Administrative Agent or such Finance Party, as the case may be, is required to pay to the relevant Official Body and agrees to pay any interest, penalties or other charges paid by the Administrative Agent or Finance Party, as the case may be, as a result of or related to such payment to such Official Body. Neither the Administrative Agent nor any Finance Party shall be under any obligation to arrange its tax affairs in any particular manner so as to claim any refund or credit.

(h)

None of the Finance Parties nor the Administrative Agent shall be obliged to arrange its tax affairs in any particular manner or , subject to the second sentence of Section 8.6(e), be obliged to disclose any information regarding its tax affairs or computations to any Borrower or any other Person in connection with this Section 8.6.

ARTICLE 9

REPAYMENTS AND PREPAYMENTS

9.1 [Intentionally deleted.]

9.2 Repayment of Credit Facility

The Borrowers shall repay to the Lenders on the Maturity Date the full amount of the credit then outstanding under the Credit Facility together with all accrued and unpaid interest thereon and all unpaid fees owing under this Agreement with respect thereto. As concerns any Letter which, on the Maturity Date, has an expiry date later than the Maturity Date, the Borrowers shall pay to the relevant Issuing Lender, on the Maturity Date, [REDACTED – commercially sensitive information]% of the amount of the then contingent liability of such Issuing Lender thereunder (to be held solely for the purpose of satisfying any draw under such Letter and to be held subject to Section 13.2). Following such payment by the Borrowers to such Issuing Lender, the Borrowers shall have no further liability to the Lenders with respect to any such Letter.

9.3 Voluntary Prepayments under the Credit Facility

Subject to Section 9.4, the Borrowers shall be entitled to prepay all or any portion of the outstanding Loans under the Credit Facility, without penalty, provided that Section 8.4 shall be complied with in connection with any such prepayment. Other than any payments required pursuant to Section 8.4, there are no premiums, penalties or other additional payments associated with any voluntary prepayments under this Section 9.3. Prepayments under the Credit Facility may be reborrowed.

9.4 Prepayment Notice

The relevant Borrower shall give prior written notice to the Administrative Agent of each voluntary prepayment pursuant to Section 9.3. Such notice (a “Prepayment Notice”) shall be irrevocable, shall be given in accordance with Section 3.10 and shall specify:

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(a)	the date on which the prepayment is to take place; and

(b)	the type and principal amount of the Loan or the portion thereof which is to be prepaid (which amount shall be at least $5,000,000 and in further $1,000,000 increments thereof).

9.5 [Intentionally deleted.]

9.6 Mandatory Prepayments

The Borrowers shall within ten Banking Days of the occurrence of an Prepayment Trigger Event, prepay outstanding credit in an amount equal to 100% of the Prepayment Amount, to the extent a Default has occurred and is continuing at such time, under the Credit Facility. Any amounts which are prepaid as aforesaid may not be reborrowed.

9.7 Reimbursement or Conversion on Presentation of Letters

(a)

On presentation of a Letter and payment thereunder by an Issuing Lender, the Borrowers shall forthwith pay (and in any event no later than 11:00 a.m. (Toronto time) on the date of any payment by such Issuing Lender under a Letter) to the Administrative Agent for the account of such Issuing Lender, and thereby reimburse such Issuing Lender for, all amounts paid by such Issuing Lender pursuant to such Letter.

(b)

If any Issuing Lender makes payment under any Letter and the Borrowers do not fully reimburse such Issuing Lender on or before the date of payment, then any such Letter shall be deemed to be converted into a Base Rate Loan to be outstanding to the Borrowers under the Credit Facility in an amount equal to the amount paid by such Issuing Lender and not fully reimbursed by the Borrowers, regardless of whether the conditions set forth in Section 12.1 are satisfied. Each Lender shall, on request by the relevant Issuing Lender, immediately pay to such Issuing Lender an amount equal to such Lender’s Pro Rata Share of the amount paid by such Issuing Lender such that each Lender is participating in the deemed Base Rate Loan in accordance with its Pro Rata Share of the Credit Facility. The obligation of each Lender to pay any Issuing Lender its Pro Rata Share of each such deemed Base Rate Loan under the Credit Facility shall be absolute and unconditional and shall not be affected by any circumstance, including (A) any setoff, counterclaim, recoupment, defence or other right which such Lender may have against any Issuing Lender, a Borrower or any other Person for any reason whatsoever; (B) the occurrence or continuance of a Default, or (C) any other occurrence, event or condition, whether or not similar to any of the foregoing.

(c)

Each Lender shall immediately on demand indemnify the relevant Issuing Lender to the extent of such Lender’s Pro Rata Share of the Credit Facility of any amount paid or liability incurred by such Issuing Lender under each Letter issued by it to the extent that the Borrowers do not fully reimburse such Issuing Lender therefor.

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(d)

Until each Lender funds its Base Rate Loan under the Credit Facility pursuant to this Section 9.7 to reimburse the relevant Issuing Lender for any amount drawn under any Letter, interest in respect of such Lender’s Pro Rata Share of such amount shall be solely for the account of the relevant Issuing Lender.

(e)

If any Lender fails to immediately make available to the Administrative Agent for the account of the relevant Issuing Lender any amount required to be paid by such Lender pursuant to the foregoing provisions of this Section 9.7, such Issuing Lender shall be entitled to recover from such Lender (acting through the Administrative Agent), on demand, such amount with interest thereon for the period from the date such payment is required to the date on which such payment is immediately available to the relevant Issuing Lender at a rate per annum equal to the Adjusted Term SOFR Rate for a one month Term Benchmark Loan plus the Applicable Margin from time to time in effect, plus any administrative, processing or similar fees customarily charged by the relevant Issuing Lender in connection with the foregoing. If such Lender pays such amount (with interest and fees as aforesaid), the amount so paid shall constitute such Lender’s Pro Rata Share of the relevant Loan. A certificate of the relevant Issuing Lender submitted to any Lender (through the Administrative Agent) with respect to any amounts owing under this Section 9.7(e) shall be conclusive absent manifest error.

(f)	Notwithstanding any provision of this Agreement to the contrary, if any Letters are outstanding at the time a Lender becomes a Defaulting Lender, then:

(i)

all or any part of the Pro Rata Share of such Defaulting Lender in respect of the outstanding Letters shall be reallocated among the Lenders which are not Defaulting Lenders (in this Section 9.7 “Non-Defaulting Lenders”) in accordance with their respective Individual Commitments, provided that any such reallocation shall not cause any Non-Defaulting Lender to exceed its Individual Commitment;

(ii)

if the reallocation described in clause (i) above cannot, or can only partially, be effected, the Borrowers shall within five (5) Banking Days following notice by the Administrative Agent, cash collateralize for the benefit of the relevant Issuing Lender the Borrowers’ obligations corresponding to such Defaulting Lender’s Pro Rata Share of the outstanding Letters (after giving effect to any partial reallocation pursuant to clause (i) above) in accordance with the procedures set forth in Section 9.7(h), for so long as such Letters are outstanding or until the Individual Commitment of such Defaulting Lender has been assigned or cancelled;

(iii)	upon any reallocation pursuant to clause (i) above, the fees payable to the Lenders pursuant to Section 7.6 shall be adjusted in accordance with such Non-Defaulting Lenders’ Individual Commitment; and

(iv)	if all or any portion of such Defaulting Lender’s Pro Rata Share of the outstanding Letters is cash collateralized pursuant to clause (ii) above, then,

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without prejudice to any rights or remedies of any Issuing Lender or any other Lender hereunder, all fees payable under Section 7.6 with respect to such Defaulting Lender’s Pro Rata Share of the outstanding Letters shall be payable to the relevant Issuing Lender.

(g)

so long as any Lender is a Defaulting Lender, the Issuing Lenders shall not be required to issue, amend or increase any Letter, unless it is satisfied that the related exposure and the Defaulting Lender’s then outstanding Pro Rata Share of the outstanding Letters will be 100% covered by the Individual Commitments of the Non-Defaulting Lenders and/or cash collateral will be provided by the Borrowers in accordance with Sections 9.7(f)(ii) and (h), and participating interests in any such newly issued or increased Letter shall be allocated among Non-Defaulting Lenders in a manner consistent with Section 9.7(f) (and such Defaulting Lender shall not participate therein);

(h)

if required by Section 9.7(f)(ii), the Borrowers shall deposit in an account with the Administrative Agent, in the name of the Administrative Agent and for the benefit of the Lenders, an amount in cash equal to 100% of the aggregate amount of the Letters which has not been reallocated in accordance with Section 9.7(f)(ii) as of such date (as may be reduced from time to time) plus accrued and unpaid interest thereon. Alternatively, the Borrowers may, at its option, provide to the Administrative Agent and for the benefit of the Lenders a letter of credit in the required amount in form and substance satisfactory to the Administrative Agent and issued by a financial institution acceptable to the Administrative Agent, acting reasonably (it being understood that any such letter of credit shall not be a Letter issued hereunder). Any such deposit or letter of credit shall be held by the Administrative Agent as collateral for the payment and performance of the contingent obligations with respect to such Letters. The Administrative Agent shall have exclusive dominion and control, including the exclusive right of withdrawal, over such account or letter of credit. Other than any interest earned on the investment of such deposits, which investments shall be made at the option and sole discretion of the Administrative Agent and at the Borrowers’ risk and expense, such deposits shall not bear interest. Interest or profits, if any, on such investments shall accumulate in such account. Moneys in such account (or any such letter of credit provided in lieu of cash collateral) shall be applied by the Administrative Agent to reimburse the Issuing Lenders for outstanding Letters for which it has not been reimbursed and, to the extent not so applied, shall be held for the satisfaction of the reimbursement obligations of the Borrowers for the outstanding Letters at such time, until the expiry date of such Letters (in which case, to the extent such Letters are undrawn when they expire, the funds shall be returned to the Borrowers); and

(i)

if the Administrative Agent, the Borrowers, and the Issuing Lenders each agrees that a Defaulting Lender has adequately remedied all matters that caused such Lender to be a Defaulting Lender, then the Individual Commitment of the Lenders in respect of the then aggregate contingent liability under all outstanding Letters shall be readjusted to reflect the inclusion of such Lender’s Individual Commitment

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and any collateral held pursuant to Section 9.7(h) shall be returned to the Borrowers concurrently therewith; provided that (i) no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrowers while that Lender was a Defaulting Lender; and (ii) except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender; and

(j)

no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation.

No Individual Commitment of any other Lender in this Section 9.7 shall be increased or otherwise affected, and, except as otherwise expressly provided in this Section 9.7, performance by the Borrowers of their obligations hereunder and the other Credit Documents shall not be excused or otherwise modified as a result of any Lender becoming a Defaulting Lender. The rights and remedies against a Defaulting Lender under this Section 9.7 are in addition to other rights and remedies which the Borrowers may have against such Defaulting Lender as a result of it becoming a Defaulting Lender and which the Administrative Agent or any other Lender may have against such Defaulting Lender with respect thereto.

9.8 Letters Subject to an Order

(a)

Subject to Section 13.2, the Borrowers shall pay to the relevant Issuing Lender an amount equal to the maximum amount available to be drawn under any unexpired Letter which becomes the subject of any Order. Payment in respect of each such Letter shall be due forthwith upon demand.

(b)	Notwithstanding anything in this agreement to the contrary, the Issuing Lenders shall not be under any obligation to issue any Letter if:

(i)	the issuance of such Letter would violate one or more policies of the relevant Issuing Lender applicable to Letters generally;

(ii)

any order, judgment or decree of any Official Body or arbitrator shall by its terms purport to enjoin or restrain the relevant Issuing Lender from issuing such Letter, or any law applicable to the relevant Issuing Lender or any request or directive (whether or not having the force of law) from any Official Body with jurisdiction over the relevant Issuing Lender shall prohibit, or request that the relevant Issuing Lender refrain from, the issuance of letters of credit generally or such Letter in particular or shall impose upon the relevant Issuing Lender with respect to such Letter any restriction, reserve or capital requirement (for which the relevant Issuing Lender is not otherwise compensated hereunder) not in effect on the date hereof, or shall impose upon the relevant Issuing Lender any unreimbursed

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loss, cost or expense which was not applicable on the date hereof and which the relevant Issuing Lender in good faith deems material to it; or

(iii)	such Letter contains any provisions for automatic reinstatement of the stated amount after any drawing thereunder.

9.9 Currency of Repayment

All payments and repayments of outstanding credit hereunder shall be made in the currency of such outstanding credit.

9.10 Extension of Maturity Date

(a)

The Borrowers may, by written request to the Administrative Agent (the “Extension Request”) and no more than one time in any particular calendar year, request that this agreement be amended to extend the then current Maturity Date to a date up to four years later than the date of the approval of the Extension Request. A copy of the Extension Request shall be provided by the Administrative Agent to each of the Lenders in accordance with Section 14.18. Each such Lender may, in its sole discretion and regardless of whether or not there is any Default hereunder, by written notice to the Administrative Agent (the “Extension Response Notice”), not later than 30 days after receipt of the Extension Request (the “Extension Response Period”), approve or decline the Extension Request. If any such Lender does not provide an Extension Response Notice within the Extension Response Period, such Lender shall be deemed to have declined the Extension Request. If the Majority Lenders approve the Extension Request, the Administrative Agent shall notify the Borrowers and the Lenders of such approval and confirm the new Maturity Date, which new Maturity Date shall become effective on and from the then current Maturity Date. If the Majority Lenders do not approve the Extension Request, the Administrative Agent shall notify the Borrowers and the Lenders and the Maturity Date shall not be extended.

(b)	If the Majority Lenders but less than all of the Lenders approve the Extension Request within the Extension Response Period (the “Approving Lenders”), the following shall apply:

(i)

On or before the second Banking Day after the Extension Response Period, the Administrative Agent shall give written notice (the “Acquisition Request Notice”) to the Borrowers and each Lender identifying the Approving Lenders and Lender or Lenders that have declined or are deemed to have declined the Extension Request (the “Declining Lenders”) and their respective Individual Commitments.

(ii)

Any Approving Lender may, at its option, acquire all or any portion of the rights and obligations of the Declining Lenders under the Credit Documents (all of such rights and obligations being herein called the “Available Amount”) by giving written notice to the Administrative Agent (an

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“Acquisition Notice”) of the portion of the Available Amount which it is prepared to acquire (the “Desired Acquisition Amount”). Such Acquisition Notice shall be given within 10 days following the giving of the Acquisition Request Notice (such deadline being herein called the “Acquisition Deadline”). If only one Approving Lender gives an Acquisition Notice to the Administrative Agent or if more than one Approving Lender gives an Acquisition Notice to the Administrative Agent but the aggregate of their Desired Acquisition Amounts is less than or equal to the Available Amount, then each such Approving Lender shall be entitled to acquire its Desired Acquisition Amount of the rights and obligations of the Declining Lenders under the Credit Documents. If more than one Approving Lender gives an Acquisition Notice to the Administrative Agent and the aggregate of the Desired Acquisition Amounts is greater than the Available Amount, then each such Approving Lender shall be entitled to acquire a pro rata share of the rights and obligations of the Declining Lenders under the Credit Documents, such pro rata share being determined based on the relative Desired Acquisition Amount of each such Approving Lender. On or before the second Banking Day following the Acquisition Deadline, the Administrative Agent shall give to the Borrowers and each Lender a written notice identifying the Available Amount of each Declining Lender and the portion thereof to be acquired by each Approving Lender. Each of such acquisition shall be completed on the then current Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 15.5(c). If the Available Amount is not completely acquired by the Approving Lenders, the Borrowers may locate other Persons (“Substitute Lenders”) who qualify as Lenders, are satisfactory to the Administrative Agent, acting reasonably, and who acquire all or a portion of the balance of the rights and obligations of the Declining Lenders under the Credit Documents on the then current Maturity Date (without giving effect to the Extension Request) in accordance with the procedures set out in Section 15.5(c). Any outstanding credit extended by the Declining Lenders to the Borrowers which is not so acquired by Approving Lenders or Substitute Lenders shall remain outstanding hereunder subject to the terms and conditions hereof but shall be repaid by the Borrowers to the Declining Lender in full on the then current Maturity Date (without giving effect to the Extension Request).

(c)	[Intentionally deleted.]

(d)

In connection with any Extension Request delivered pursuant to Section 9.10 hereof, the Borrowers may provide notice to the Sustainability Structuring Agents and the Administrative Agent of the proposed “Year”, “SPT Metric Level” or “Applicable Sustainability Margin Adjustment” as set forth in the chart on Schedule W and any changes to the definitions or provisions directly or indirectly related thereto or to any SPT Metric for purposes of the Applicable Sustainability Margin Adjustment (the “Additional Sustainability Margin Adjustment”) to be

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in effect for each of the SPT Metrics for any additional Fiscal Year not otherwise provided for in the chart on Schedule W. Promptly after such notice is provided, the Borrowers and the Sustainability Structuring Agents shall negotiate in good faith to agree on the selection of such Additional Sustainability Margin Adjustment. If within thirty (30) days or longer as may be agreed with the Sustainability Structuring Agents, acting reasonably, following such notification:

(i)

the Borrowers and the Sustainability Structuring Agents (with the consent of the Majority Lenders) agree on the selection of the Additional Sustainability Margin Adjustment, then the Applicable Sustainability Margin Adjustment shall be calculated accordingly, and the chart on Schedule W and any other definitions or provisions directly or indirectly related thereto or to any SPT Metric for purposes of the Applicable Sustainability Margin Adjustment shall be deemed amended without any further action by any Person; or

(ii)

the Borrowers and the Sustainability Structuring Agents do not agree on the selection of the Additional Sustainability Margin Adjustment, or the Majority Lenders do not consent to the Additional Sustainability Margin Adjustment, then no change shall be made to the chart on Schedule W and any other definitions or provisions directly or indirectly related thereto or to any SPT Metric for purposes of the Applicable Sustainability Margin Adjustment and Section 11.3(x) shall not apply to the Borrowers in respect of any Fiscal Year that is not then included in the chart on Schedule W; and if no agreement upon an Additional Sustainability Margin Adjustment can be reached within fifteen (15) months after the last Applicable Sustainability Margin Adjustment, the Sustainability Structuring Agents will, by notice to the Borrowers, declassify this agreement as a sustainability-linked financing and the loan will cease to be deemed a Sustainability-Linked Loan upon which the Applicable Sustainability Margin Adjustment, shall, subject to this clause, cease to apply. If this agreement has been declassified as a sustainability linked financing no party may publish any materials which relate to this agreement being a sustainability linked financing until such time as the relevant non-compliance has been remedied or replacement SPT(s) and/or new KPI or other amendments have been agreed by the Borrowers and Majority Lenders (in order to reclassify this agreement as a sustainability linked financing), provided that in no case shall the Applicable Sustainability Margin Adjustment apply hereunder if a Default or an Event of Default has occurred and is continuing.

9.11 Repayment of Credit Excess

In the event that the Credit Excess at any time exceeds 3% of the aggregate amount of credit outstanding at such time under the Credit Facility, the Borrowers shall repay to the

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Lenders, upon the demand of the Administrative Agent, the amount of the Credit Excess at such time, but nothing herein shall be deemed to obligate any Lender or the Administrative Agent to fund the Credit Excess; provided however, that with respect to any Credit Excess existing from time to time on account of a reduction of the Commitment Amount pursuant to Section 2.3, the Borrowers shall repay to the Administrative Agent for the account of the Lenders the amount of any such Credit Excess no later than the date of the scheduled reduction of the amount of the Commitment Amount pursuant to Section 2.3.

ARTICLE 10

REPRESENTATIONS AND WARRANTIES

10.1 Representations and Warranties

To induce the Lenders and the Administrative Agent to enter into this agreement and to induce the Finance Parties to extend credit hereunder and under the other Finance Documents, each Borrower hereby represents and warrants to the Finance Parties, as of the date of this agreement, as of the date of each Drawdown Notice, as of the date of each extension of credit hereunder and as of the last day of each Fiscal Quarter, as follows (provided that any representations and warranties which are made as of a specific date shall be as of such date) and acknowledges and confirms that the Finance Parties are relying upon such representations and warranties in entering into this agreement and in extending credit hereunder and under the other Finance Documents:

(a)

Status and Power of Obligors. Each Obligor is a corporation duly incorporated and organized and validly existing under the laws of its jurisdiction of incorporation. Each Obligor is duly qualified, registered or licensed in all jurisdictions where the nature of its business makes such qualification, registration or licensing necessary or where the failure to be so qualified, registered or licensed would reasonably be expected to have a Material Adverse Effect. Each Obligor has all requisite corporate capacity, power and authority to own, hold under licence or lease its properties, to carry on its business as now conducted. Each Obligor has all necessary corporate capacity to enter into, and carry out the transactions contemplated by, the Finance Documents to which is a party.

(b)

Authorization and Enforcement. All necessary action, corporate or otherwise, has been taken to authorize the execution, delivery and performance by each Obligor of the Transaction Documents to which it is a party. Each Obligor has duly executed and delivered the Transaction Documents to which it is a party. The Transaction Documents to which each Obligor is a party are legal, valid and binding obligations of such Obligor, enforceable against such Obligor in accordance with its terms, subject, in respect of the Credit Documents and the Qualified Risk Management Agreements, to the qualifications contained in any legal opinions delivered by counsel to the Obligors delivered in respect hereof and thereof and, in any event, subject to applicable bankruptcy, concurso mercantil, quiebra, insolvency, reorganization, moratorium or other Applicable Laws affecting creditors’ rights generally and subject to general principles of equity, regardless of

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whether considered in a proceeding in equity or at law. The Borrowers have given to the Administrative Agent copies of all the Material Contracts and all such copies of Material Contracts and Project Authorizations given by it or on its behalf to the Administrative Agent constitute true and complete copies and such documents and agreements are in full force and effect (except as may have been otherwise terminated (other than by reason of default) or expired in accordance with the terms thereof and/or hereof and subject to the exercise of any Replacement Rights), unamended as of the Closing Date.

(c)

Compliance with Other Instruments. The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any breach or violation of, or constitute a default under, the terms, conditions or provisions of, the charter or constating documents or by-laws of, or any shareholder agreement or declaration relating to, such Obligor. The execution, delivery and performance by each Obligor of the Finance Documents to which it is a party, and the consummation of the transactions contemplated herein and therein, do not and will not conflict with, result in any material breach or violation of, or constitute a material default under, the terms, conditions or provisions of, any law, regulation, judgment, decree or order binding on or applicable to such Obligor or to which its material property is subject or of any material agreement or any Authorization to which such Obligor is a party or is otherwise bound or by which such Obligor benefits or to which its material property is subject and do not require the consent or approval of any Official Body or any other party other than the consent or approval of the counterparties of the Material Contracts which consents or approvals have been obtained and remain in full force and effect (except for such consents and approvals as may have been otherwise terminated (other than by reason of default) or expired in accordance with the terms thereof and/or hereof). All registrations and notifications have been made (subject to the timeframes, if any, set out in the Security Documents) and all duties and fees paid which are required pursuant to Applicable Law to give effect to the Security Documents and the intended first priority ranking of the Liens on the Secured Assets (subject to Permitted Liens) granted by the relevant Obligor pursuant to the Security Documents to which it is a party.

(d)

Financial Statements. The consolidated and consolidating financial statements of the Canadian Borrower for the most recently completed Fiscal Quarter or Fiscal Year, as the case may be, were prepared in accordance with generally accepted accounting principles and no Material Adverse Change has occurred since the date of such financial statements. Each balance sheet of the aforesaid financial statements presents a fair statement in all material respects of the financial condition and assets and liabilities of the Canadian Borrower as at the date thereof and the consolidated statements of operations, retained earnings and cashflows contained in the aforesaid financial statements fairly presents in all material respects the results of the operations of the Canadian Borrower throughout the period covered thereby. Except to the extent reflected or reserved against in the

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aforesaid balance sheets (including the notes thereto) and except as incurred in the ordinary and usual course of the business of the Canadian Borrower, the Canadian Borrower does not have at the date of such statements any outstanding indebtedness or any liability or obligations (whether accrued, absolute, contingent or otherwise) of a material nature customarily reflected or reserved against in a balance sheet (including the notes thereto) prepared in accordance with generally accepted accounting principles.

(e)

Litigation. There are no actions, suits, claims or proceedings (whether or not purportedly on behalf of any Obligor) pending or, to its knowledge, threatened in writing against or affecting the Project or any Obligor before any Official Body which would reasonably be expected to have a Material Adverse Effect.

(f)	Title to Assets. Each Obligor has good and marketable title to all of its material assets, property and undertaking, free from any Lien other than the Permitted Liens.

(g)

Conduct of Business. No Company is in violation of any Applicable Law which would reasonably be expected to have a Material Adverse Effect. Each Obligor holds all material Authorizations which are required to operate its businesses where they are currently being operated including with respect to the development, financing and management and operation of the Project and the production, transportation, processing and sale of Product. No Obligor has received any written notification of any pending or threatened revocation, variation or refusal of any of the aforementioned Authorizations, which would be reasonably expected to have a Material Adverse Effect nor is any Obligor in violation or default of any such Authorization, which violation or default would be reasonably expected to have a Material Adverse Effect. Neither any transaction contemplated by the Credit Documents, nor any transaction to be carried out in connection with any transaction contemplated thereby, meets any hallmark set out in Annex IV of the Council Directive of 25 May 2018 (2018/822/EU) amending Directive 2011/16/EU.

(h)

Outstanding Defaults. No Default or Event of Default exists and is continuing. No Obligor nor, to the Obligor’s knowledge, no counterparty is in default of, or in breach under or in respect of, any term or condition of any Material Contract that would have, either individually or in the aggregate, a Material Adverse Effect, provided that if there is such a default or breach of any such term or condition under any Material Contract, such default or breach shall only constitute a breach or default of this Section 10.1(h) if Replacement Rights in respect of such Material Contract have not been exercised; provided however that, Replacement Rights shall not apply to the Ejido Agreements.

(i)	Solvency Proceedings. No Obligor has:

(i)	admitted its inability to pay its debts generally as they become due or failed to pay its debts generally as they become due;

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(ii)	in respect of itself, filed an assignment or petition in bankruptcy, concurso mercantil, quiebra, or a petition to take advantage of any insolvency statute;

(iii)	made an assignment for the benefit of its creditors;

(iv)	consented to the appointment of a receiver of the whole or any substantial part of its assets;

(v)

filed a petition or answer seeking a reorganization, arrangement, adjustment or composition in respect of itself under applicable bankruptcy, concurso mercantil or quiebra laws or any other Applicable Law of Canada or of Mexico (including, without limitation, the Ley de Concursos Mercantiles (Mexico)) or other applicable jurisdiction or any subdivision thereof;

(vi)

been adjudged by a court having jurisdiction a bankrupt or insolvent, nor has a decree or order of a court having jurisdiction been entered for the appointment of a receiver, liquidator, trustee or assignee in bankruptcy, concurso mercantil or quiebra of any Obligor with such decree or order having remained in force and undischarged or unstayed for a period of 30 days; or

(vii)	an event analogous to any of clauses (i) - (vi) above occurring in any relevant jurisdiction.

(j)

Tax Returns and Taxes. Each Obligor has filed all material Tax returns and material Tax reports required by Applicable Law to have been filed by it, such Tax returns and reports are correct and complete, and each Obligor has paid all Taxes thereby shown to be owing, except any such Taxes which are being diligently contested in good faith by appropriate proceedings and for which adequate reserves in accordance with IFRS or generally accepted accounting principles shall have been set aside on its books.

(k)

Expropriation or Condemnation. There is no present or threatened (in writing to an Obligor) expropriation or condemnation of the Project or any other material property or assets of any Obligor, which expropriation or condemnation would be reasonably expected to have a Material Adverse Effect.

(l)	Environmental Compliance.

(i)

All facilities and property (including underlying groundwater) owned, leased, used or operated by any Company have been, and continue to be, owned or leased in material compliance with all Environmental Laws which alleged violation would not reasonably be expected to have a Material Adverse Effect;

(ii)	There are no pending or threatened (in writing to any Company)

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(A)

claims, complaints, notices or requests for information received by any Company from any Official Body with respect to any alleged violation of any Environmental Law except as, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect;

(B)

complaints, notices or inquiries to any Company from any Official Body regarding potential liability under any Environmental Law which liability would reasonably be expected to have a Material Adverse Effect;

(iii)

There have been no Releases of any Hazardous Materials at, on, under or from any property owned, operated, used or leased by any Company in violation of Environmental Laws that have, or would reasonably be expected to have, a Material Adverse Effect;

(iv)

Each Company has been issued and is in material compliance with all material permits, certificates, approvals, licenses and other authorizations required under any Environmental Laws to carry on its business except where any such non-issuance or compliance would not reasonably be expected to have a Material Adverse Effect;

(v)

No conditions exist at, on or under any property, owned, operated, used or leased by any Company which, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law that has, or would reasonably be expected to have, a Material Adverse Effect;

(vi)	[Intentionally deleted]; and

(vii)	[Intentionally deleted].

(m)

Partnerships. Except in connection with a Permitted Acquisition or a Permitted Investment, no Obligor is, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate.

(n)

Corporate Structure. As of the date hereof, and hereafter, except as such information may change as a result of a transaction not prohibited by this agreement, the chart attached hereto as Schedule E accurately sets out the corporate structure of the Canadian Borrower and all of its Subsidiaries and evidences (i) intercorporate share ownership and (ii) ownership of mines (including the Project) as at the date of this Agreement.

(o)

Assets Insured. The property and assets of each Obligor are insured in accordance with Section 11.3(c) hereof in all material respects and there has been no default or failure by the party or parties insured under the provisions of such policies of insurance maintained which would prevent the recovery by such Obligor insured

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thereunder of the full amount of any material insured loss. The named insured under all insurance policies maintained by each Obligor is not in default under any of the material provisions contained in any such insurance policies.

(p)

Intellectual Property. Each Obligor owns or is licensed or otherwise has the right to use all Intellectual Property that is used in the operation of its businesses and, to the knowledge of the Obligors, without conflict with the rights of any other Person (other than any Intellectual Property the absence of which or any such conflict with respect to which would not have a Material Adverse Effect). No Obligor has received any written notice of any claim of infringement or similar claim or proceeding relating to any of the Intellectual Property which if determined against such Obligor would reasonably be expected to have a Material Adverse Effect. No present or former employee of any Obligor and no other Person owns or claims to own or has or claims to have any interest, direct or indirect, in whole or in part, in any of the Intellectual Property of such Obligor that would reasonably be expected to have a Material Adverse Effect.

(q)

Employment and Labour Agreements. Each Obligor is in compliance with the terms and conditions of all collective bargaining agreements and other labour agreements except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect.

(r)

Capital of the Obligors. As of the Closing Date, Schedule L sets out (A) the authorized and issued capital of each Obligor (other than the Canadian Borrower), all of which issued Shares have been duly issued and are outstanding as fully paid and (other than any Shares of any Obligor incorporated under the laws of Luxembourg) non-assessable and (B) the owner of record of all such issued Shares. There are no outstanding warrants, options or other agreements which require or may require the issuance of any Shares of any Obligor (other than the Canadian Borrower) or the issuance of any debt or securities convertible into Shares of any Obligor (other than the Canadian Borrower), there are no outstanding debt or securities convertible into Shares of any Obligor (other than the Canadian Borrower) and there are no Shares of any Obligor (other than the Canadian Borrower) allotted for issuance. There is no unanimous shareholder agreement with respect to any Obligor.

(s)

Mining Claims and Leases. The applicable Obligor has acquired all Mining Claims and Leases which are required in connection with the operation of the Project as of each date this representation is made, has registered all Mining Claims and Leases before the Mexican Public Mining Registry (Registro Público de Minería) and has obtained such other surface and other rights as are necessary for access rights, water rights, plant sites, tailings disposal, waste dumps, ore dumps, abandoned heaps or ancillary facilities which are required in connection with the operation of the Project as contemplated by the Financial Model in all material respects. All such Mining Claims and Leases and other rights are sufficient in scope and substance for the operation of the Project by the applicable Obligor as

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contemplated by the Financial Model in all material respects, and remain in full force and effect, as of each date this representation is made as contemplated by the Financial Model in all material respects. Other than in connection with the Permitted Liens, no Person other than the applicable Obligor and the Administrative Agent for the benefit of the Finance Parties, has any right, title or interest in or to the Mining Claims and Leases in connection with the operation of the Project. The Mining Claims and Leases give the applicable Obligor the exclusive right to conduct exploratory work for minerals and to extract minerals on the areas covered by the Mining Claims and Leases in connection with the operation of the Project. All fees, including without limitation maintenance fees, and other payments due to any Official Body in respect of the Mining Claims and Leases have been paid in full on a timely basis. Except as set out in the Perfection Certificates and with respect to the Mexican Royalty, no fees, royalties or other payments payable to any Person other than any Official Bodies are or shall become due with respect to any of the Mining Claims and Leases. No Obligor is a party to, nor has knowledge of, any royalty or similar agreements pursuant to which any Obligor or any other party is obligated to pay to any Person any amount with respect to any of the Mining Claims and Leases other than the Mexican Royalty.

(t)

Liens. The Liens granted to the Administrative Agent pursuant to, and in accordance with, the Security Documents are fully perfected first priority Liens in and to the Secured Assets (subject only to Permitted Liens) and will, upon the acquisition of additional Secured Assets by each Obligor, constitute first charges or security interests upon all such Secured Assets of such Obligor free and clear of all Liens (except Permitted Liens).

(u)

Consents, Approvals, etc. No consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions or other documents or instruments which have not already been provided to the Security Agents are required to be entered into by any Person (i) to make effective the Security created or intended to be created by the Obligors in favour of the Security Agents pursuant to the Security Documents and (ii) to ensure the perfection and the intended priority of such Security.

(v)

Perfection Certificates. Other than as may be updated from time to time pursuant to Section 11.1(a), all information in the most recently delivered Perfection Certificate is hereby certified to be true and correct in all material respects as required to ensure that all material Secured Assets of any Obligor are subject to a Lien in favour of the Administrative Agent pursuant to one or more Security Documents.

(w)

Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada). The Canadian Borrower’s most recent audited balance sheet states that the Canadian Borrower has net assets of at least CDN$75,000,000. The Canadian Borrower’s shares are traded on a Canadian stock exchange or a stock exchange designated under subsection 262(1) of the Income Tax Act (Canada). The Canadian

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Borrower operates in a country that is a member of the Financial Action Task Force. The Canadian Borrower is not a charity registered with the Canada Revenue Agency nor does it solicit charitable financial donations from the public.

(x)

Information Supplied. All written and formally presented information provided or made available by the Obligors to the Finance Parties is complete and correct in all material respects and does not or will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made and are not misleading in light of the circumstances under which such information is provided; provided that all financial information, financial models and projections and forecasts (referred to in this section as “Projections”) provided or made available by the Obligors to the Finance Parties or any of their respective advisors or representatives have been or will be prepared in good faith based upon assumptions which the relevant Obligor believes are reasonable at the time made (it being understood and agreed that no assurance can be given that the Projections will be realized and that actual results may materially differ from such Projections).

(y)	[Intentionally deleted.]

(z)

Material Contracts. As at the date hereof, Schedule K constitutes an accurate list of all Material Contracts. Subject to the exercise of any Replacement Rights, each of the Material Contracts is in full force and effect, unamended as of the Closing Date. No Obligor is in default under or in breach of any term or condition of any Material Contract that would have, either individually or in the aggregate, a Material Adverse Effect, nor is any Obligor aware of any default under or breach of any term or condition of any Material Contract by any other party thereto that would have a Material Adverse Effect other than as it relates to any Material Contract for which such Obligor is exercising its Replacement Rights. Save and except for any Material Contract for which an Obligor is exercising its Replacement Rights, every authorization, approval, order and consent necessary for the execution, delivery and performance by any Obligor of the Material Contracts has been obtained and is in full force and effect, other than authorizations, approvals, consents or permits ordinarily obtained during the course of construction or which are otherwise required pursuant to the provisions of any Material Contract to be obtained on a date following the date of this agreement. No Obligor has sold, assigned, created a Lien over (other than Permitted Liens) or otherwise disposed of any Material Contract or any right, title or interest therein, other than pursuant to the expiry of its term or in respect of any Material Contract whereby the Obligor is exercising its Replacement Rights. Notwithstanding anything to the contrary herein, the Replacement Rights exceptions provided for in this representation and warranty shall not apply to the Ejido Agreements.

(aa)

Sanctions. No Company nor any of its Affiliates, or directors or officers, is a Restricted Person. In the preceding three years to the knowledge of the Borrowers, no Company nor any of its Affiliates has engaged in any dealings or transactions

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with or for the benefit of a Restricted Person (at any such time such Person was a Restricted Person), nor with or in a Restricted Country (at any such time such country was a Restricted Country). No Company nor any of its Subsidiaries has any plans to undertake any dealings or transactions with Restricted Persons or Restricted Countries. No Company nor any of its Affiliates has engaged in any activity or conduct that would result in a violation of, or be sanctionable under, any Sanctions. There are not pending, nor to the best of the Borrowers’ knowledge, threatened, claims, charges, investigations, violations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against any Company or any of its Affiliates alleging a violation by such Company or any of its Affiliates of any applicable Sanctions.

(bb)

Sustainability-Related Information Disclosures. All information about the Canadian Borrower sustainability initiatives or strategy, including, without limitation, the SPT Metrics and any target level as set forth in the Applicable Sustainability Margin Adjustment Table related thereto, which have been or may be provided to the Administrative Agent, the Sustainability Structuring Agents or any Lender by or on behalf of it, or which have been or may be approved by it (collectively, including the Sustainability Certificate, the “Sustainability-Related Information”), is true and accurate in all material respects as of the date it is provided or approved and as of the date (if any) of which it is stated. These representations and warranties are deemed to be made by the Canadian Borrower daily by reference to the facts and circumstances then existing commencing on the Closing Date and continuing until this agreement terminates; provided that it is understood and agreed that any breach of this Section 10.1(bb) shall not constitute a Default or Event of Default or otherwise result in the failure of any condition precedent to any advance or extension of credit or the issuance of any letter of credit.

10.2 Survival of Representations and Warranties

All of the representations and warranties of the Obligors contained in Section 10.1 shall survive the execution and delivery of this agreement until the Secured Obligations Termination Date, notwithstanding any investigation made at any time by or on behalf of any Finance Party.

ARTICLE 11

COVENANTS

11.1 Reporting Covenants

Each Borrower hereby covenants and agrees with the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Financial Reporting. The Borrowers shall furnish the Administrative Agent with the following statements and reports, each such statement and report to be in form

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and substance satisfactory to the Majority Lenders, acting reasonably (except to the extent otherwise specified herein) (with sufficient copies for all of the Lenders):

(i)

within 90 days after the end of each Fiscal Year, copies of the audited consolidated financial statements of the Canadian Borrower for such Fiscal Year, together with the auditors’ report on such audited financial statements;

(ii)

within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year, the unaudited consolidated and consolidating financial statements of the Canadian Borrower, for such Fiscal Quarter, together with management, discussion and analysis with respect to the Canadian Borrower;

(iii)

within 45 days after the end of each of the first three Fiscal Quarters of each Fiscal Year and within 90 days after the end of each Fiscal Year, a duly executed and completed compliance certificate, in the form attached as Schedule B hereto and signed by a Senior Officer of the Canadian Borrower together with written notification of any material change in the information certified in the Perfection Certificates and copies of any Material Contracts entered into since the previously delivered compliance certificate. For the purposes of this Section 11.1(b)(iii), a change in the Perfection Certificates shall be deemed to be “material” if the non-notification of same to the Administrative Agent would result in any material part of the Secured Assets of any Obligor not being subject to a Lien in favour of the Administrative Agent pursuant to one or more Security Documents;

(iv)

within 90 days after the end of each Fiscal Year, an annual operating plan and budget for the then current Fiscal Year (such budget to have been approved by the board of directors of the Canadian Borrower at any point in time;

(v)

within 30 days after the end of each calendar month, an operating and, until the Media Luna Development is in operation, a construction progress report in relation to the Project in the form prepared by management of the Canadian Borrower;

(vi)	within 120 days after the end of each Fiscal Year (or more frequently if requested by the Administrative Agent, acting reasonably), an updated progressive mine closure plan for the Project;

(vii)	[Intentionally deleted];

(viii)	[Intentionally deleted];

(ix)	as soon as available but in any event no later than 120 days after the end of each Fiscal Year, a Financial Model (in a substantially similar format to the

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Financial Model delivered to the Administrative Agent prior to the Closing Date, and otherwise in a format agreed between the Borrowers and the Administrative Agent, acting reasonably);

(x)	within 180 days after the end of each Fiscal Year, a statement of Proven and Probable Reserves;

(xi)	promptly upon request, such other statements, reports and information as the Administrative Agent, on the instruction of the Majority Lenders, may reasonably request from time to time; and

(xii)	[Intentionally deleted.]

The Canadian Borrower shall cause all forecasts and/or projections to be prepared with due care and diligence.

(b)	Notice of Expropriation or Condemnation, Litigation, Default/Event of Default, inter alia, and Force Majeure. The Borrowers shall promptly notify the Administrative Agent in writing of:

(i)	the commencement or the written threat of any expropriation or condemnation of any material assets, property or undertaking of any Obligor or of the institution of any proceedings related thereto;

(ii)

any actions, suits, inquiries, disputes, claims or proceedings (whether or not purportedly on behalf of any Obligor) commenced or threatened in writing against or affecting the Project or any Obligor before any Official Body which in any case or in the aggregate would reasonably be expected to have a Material Adverse Effect;

(iii)	[Intentionally deleted].

(iv)	any major technical disruption, material socio-environmental issue or any event of Force Majeure affecting either Borrower and/or the Project;

(v)	any downward revision to Proven and Probable Reserves exceeding 10% other than in accordance with the Financial Model;

(vi)

any written notification of any pending or threatened revocation, variation or refusal of any material Authorizations which are required to operate any Obligor’s businesses where they are currently being operated and the production, transportation, processing and sale of Product that could reasonably be expected to have a Material Adverse Effect;

(vii)	any change to, or the implementation of, any Environmental Law or other Applicable Law which would reasonably be expected to have a Material Adverse Effect; and

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(viii)	any insurance claim in an amount equal to or in excess of $15,000,000.

(c)

Change of Name or Location. If any Obligor changes its legal name or if any Obligor changes its location for the purposes of Section 7(3) of the PPSA or adopts a French form of its legal name, the Borrowers shall promptly notify the Administrative Agent in writing of the details of such change or adoption.

11.2 Financial Covenants

The Borrowers hereby covenant and agree with the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)	Net Leverage Ratio. The Canadian Borrower shall maintain the Net Leverage Ratio to be less than or equal to 3.50:1.0 and shall calculate such ratio as at each Calculation Date.

(b)	Interest Coverage Ratio. The Canadian Borrower shall maintain the Interest Coverage Ratio to be greater than or equal to 3.0:1.0 and shall calculate such ratio as at each Calculation Date.

(c)	[Intentionally Deleted.]

(d)

Tangible Net Worth. The Canadian Borrower shall at all times maintain its Tangible Net Worth to be greater than or equal to the sum of $1,000,000,000 plus 50% of the Canadian Borrower’s consolidated positive net income from and including the Fiscal Quarter ending March 31, 2024.

11.3 Affirmative Covenants

Each Borrower hereby covenants and agrees with the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)

Prompt Payment. The Borrowers shall duly and punctually pay, or cause to be duly and punctually paid to the Finance Parties, all amounts payable by the Borrowers under the Finance Documents to which it is a party at the times and places and in the currency and manner mentioned therein.

(b)

Use of Proceeds. Each Borrower shall apply all of the proceeds of the Credit Facility to finance either Borrower’s general corporate and working capital purposes, including, for the avoidance of doubt Permitted Acquisitions and Permitted Investments, by way of the issuance of Letters for and on behalf of a Borrower or any Guarantor and for the construction, development and operation of the Media Luna Development. Neither Borrower shall, directly or, to the knowledge of the relevant Borrower, indirectly, use the proceeds of the Credit Facility, or lend, contribute or otherwise make available such proceeds to any

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Person, for the purpose of funding or facilitating any business of or with any Restricted Person or any Restricted Country, nor in any other manner, in each case as will result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any Person (including any Person participating in the transactions contemplated hereby, whether as Lender or otherwise). No Borrower shall drawdown credit under the Credit Facility solely for the purpose of accumulating cash in deposit or investment accounts outside the ordinary course of business in excess of amounts (inclusive of any existing Cash Balance) reasonably required in the opinion of the relevant Borrower for the next three (3) months costs and expenses.

(c)

Insurance. Each Borrower covenants and agrees that it shall, and shall cause each other Obligor to, strictly observe each of the covenants and undertakings pertaining to insurance coverage as is set out in Schedule O hereto.

(d)

Access to Senior Officers. Upon the reasonable request of the Administrative Agent at reasonable intervals, the Borrowers shall, and shall cause each other Obligor to, make available to the Administrative Agent during regular business hours to its Senior Officers to answer questions concerning such Obligor’s business and affairs.

(e)

Reimbursement of Expenses. The Borrowers shall (i) reimburse the Administrative Agent, on presentation of a summary statement, for all reasonable and documented out-of-pocket costs, charges and expenses incurred by or on behalf of the Administrative Agent (including, without limitation, the reasonable and documented fees, disbursements and other charges of one primary counsel and one local or special counsel in each relevant jurisdiction to the Administrative Agent, and any consultants or advisors retained by the Administrative Agent in connection with all due diligence conducted by the Finance Parties with respect to the financing contemplated herein as well as the negotiation, preparation, execution, delivery, syndication, participation, administration and interpretation of the Finance Documents and the closing documentation ancillary to the completion of the transactions contemplated hereby and thereby and any amendments and waivers hereto and thereto (whether or not consummated or entered into), the charges of Intralinks and any lien search fees and lien registration fees, (ii) reimburse each Finance Party’s agents or officers, on demand, for all reasonable out-of-pocket expenses of such agents or officers in connection with any visit of the nature referred to in Sections 11.3(f) and (k), and (iii) reimburse each Finance Party, on demand, for all reasonable out-of-pocket costs, charges and expense incurred by or on behalf of any of them (including the fees, disbursements and other charges of counsel) in connection with any Default or Event of Default or the enforcement of the Finance Documents. For the avoidance of doubt, the foregoing reimbursement covenant shall be effective regardless of whether Loans are advanced to the Borrowers hereunder.

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(f)

Inspection of Assets and Operations. Subject at all times to safety and security protocols in place at the Project, the Borrowers shall, and shall cause each other Obligor to, permit representatives of the Administrative Agent, the Lenders and representatives of the Finance Parties to inspect the assets, property or undertaking of such Obligor and for that purpose to enter on any property which is owned and controlled by such Obligor and where any Secured Assets of such Obligor may be situated during business hours and, unless a Default has occurred and is continuing, upon reasonable notice (provided that, if no Event of Default has occurred and is continuing or no site visit is required to assess a consent request, such inspections shall occur no more than once in any twelve month period).

(g)

Corporate Existence. The Borrowers shall, and shall cause each other Obligor to, maintain its corporate existence and qualify and remain duly qualified to carry on business and own property in each jurisdiction where the nature of its business makes such qualification necessary except where failure to be so qualified would not reasonably be expected to have a Material Adverse Effect.

(h)

Conduct of Business. The Borrowers shall, and shall cause each other Company to, conduct its business in a manner so as to comply in all material respects with all Applicable Laws (other than Environmental Laws), and all terms of the Transaction Documents, so as to observe and perform all its respective obligations under all material leases, licences, mining concessions certificates (titulos de concesión) and agreements, except where such non-compliance, non-observence or non-performance would reasonably be expected to have Material Adverse Effect. The Borrowers shall, and shall cause each other Obligor to, perform all material obligations incidental to any trust imposed upon it by statute and shall ensure that any breaches of the said obligations and the consequences of any such breach shall be promptly remedied where the failure to do so would reasonably be expected to have a Material Adverse Effect. The Borrowers shall, and shall cause each other Obligor to, obtain and maintain all material Authorizations necessary for the operation of its business (including, in the case of the Mexican Borrower, the Project) all in a manner consistent with standard industry good practice, except where failure to so obtain such Authorization would not reasonably be expected to have a Material Adverse Effect.

(i)

Mexican Royalty and Taxes. The Borrowers shall, and shall cause each other Company to, pay, as applicable, the Mexican Royalty and all Taxes levied, assessed or imposed upon it and upon its property or assets or any part thereof, as and when the same become due and payable, save and except when and so long as the validity of the Mexican Royalty or any such Taxes is being contested in good faith by appropriate proceedings and reserves are being maintained in accordance with generally accepted accounting principles.

(j)

Environmental Matters. The Borrowers shall, and shall cause each other Company to, conduct its business in such a manner so as to materially comply with all Environmental Laws. The Borrowers shall promptly notify the Administrative

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Agent and provide copies upon receipt of all written claims, complaints or notices or relating to compliance with Environmental Laws received from an Official Body by a Borrower or any other Company which would reasonably be expected to have a Material Adverse Effect and shall proceed diligently to resolve any such claims, complaints or notices relating to material compliance with Environmental Laws and provide such information and certifications which the Administrative Agent may reasonably request from time to time to evidence compliance with this Section 11.3(j).

(k)

Books and Records. The Borrowers shall, and shall cause each other Obligor to, keep proper books of account and records covering all its business and affairs on a current basis, make full, true and correct entries of its transactions in such books, set aside on its books from their earnings all such proper reserves as required by generally accepted accounting principles and permit representatives of the Administrative Agent, no more than once per Fiscal Year (or more frequently at any time a Default or Event of Default has occurred and is outstanding), to inspect such books of account, records and documents and to make copies therefrom during reasonable business hours and, unless a Default has occurred and is continuing upon reasonable notice and to discuss the affairs, finances and accounts of such Obligor with its auditors during reasonable business hours and upon reasonable notice.

(l)	[Intentionally deleted.]

(m)	Maintenance of Secured Assets. Subject at all times to exceptions set out in Section 11.4(c), the Borrowers shall, and shall cause each other Obligor to, maintain, preserve, protect and keep:

(i)

all of its material ownership, lease, use, licence and other interests in the Secured Assets as are necessary or advisable for it to be able to operate the Project substantially in accordance with sound mining and business practice; and

(ii)

all of the material Secured Assets owned by it in good repair, working order, and condition, ordinary wear and tear excepted (protected from theft, loss or damage), and make necessary and proper repairs, renewals, and replacements so that the business carried on in connection therewith may be properly conducted at all times, unless the continued maintenance of any of such Secured Assets is no longer necessary or economically desirable for the operation of the Project, such operation to be substantially in accordance with sound mining and business practice.

(n)

Mining Payments. The Borrowers shall pay, or cause the relevant Obligor to pay, all material fees, royalties and other payments due to the applicable Official Bodies in respect of any Mining Claim and Lease as and when due.

(o)	[Intentionally deleted.]

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(p)

Sales. The Obligors may (x) make spot gold sales, including for avoidance of doubt, the Obligors may use the balance standing to the credit of the Bullion Account to make spot gold sales, (y) use the balance standing to the credit of the Bullion Account to comply with its delivery obligations under Risk Management Agreements entered into in conformance with Section 11.4(d) and (z) make copper concentrate sales, including for the avoidance of doubt, by way of contractual arrangements that encompass prepayment or provisional payment terms related to Product delivered to the Port of Manzanillo for shipment or the monetization of any related accounts receivable.

(q)

Guarantors. Contemporaneously with the incorporation, formation or acquisition of any Material Subsidiary or within 30 days of a Subsidiary of the Canadian Borrower being designated a Material Subsidiary in accordance with Section 11.3(w), the Borrowers shall cause such entity to comply with this Section 11.3(q).

(i)	the Borrowers shall cause such entity to duly execute and deliver to the Administrative Agent a Guarantee;

(ii)	the Borrowers shall deliver, or cause to be delivered to, the Administrative Agent, in form and substance satisfactory to the Administrative Agent:

(A)	a duly certified copy of the constating documents of such entity;

(B)

a certificate of status or good standing for such entity issued by the appropriate governmental body or agency of the jurisdiction in which such entity is incorporated or formed (to the extent available in such jurisdiction);

(C)

a duly certified copy of the resolution of the board of directors of such entity authorizing it to execute, deliver and perform its obligations under each Credit Document to which such entity is a party and a duly certified copy of the resolution of the board of directors (if required under the constating documents of such entity) of such entity authorizing the pledge of all of its issued and outstanding Shares to the Administrative Agent and any subsequent disposition thereof by the Administrative Agent in realizing on the security therein constituted by the relevant Security Documents;

(D)	a certificate of an officer of such entity, in such capacity, setting forth specimen signatures of the individuals authorized to sign the Credit Documents to which such entity is a party;

(E)

Share certificates representing all of the issued and outstanding Shares of such entity, in each case duly endorsed in blank for transfer or attached to duly executed stock transfers and powers of attorney;

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(F)	copies of insurance policies, riders and endorsements, insurance binders, certificates of insurance and statements of coverage with respect to the insurance referred to in Section 11.3(c);

(G)

an opinion of such entity’s counsel addressed to the Lenders, the Administrative Agent and its counsel, relating to the status and capacity of such entity, the due authorization, execution and delivery and the validity and enforceability of the Credit Documents to which such entity is a party in the jurisdiction of incorporation of such entity and in the Province of Ontario and such other matters as the Administrative Agent may reasonably request;

(H)

the Administrative Agent shall have received an opinion of the Administrative Agent’s counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with such entity (including, without limitation, the legality, validity and binding nature of the obligations of such entity under, and the enforceability against such entity of, the Credit Documents which are governed by the laws of the Province of Ontario);

(I)	the Borrowers shall cause such additional Security Documents or amendments to existing Security Documents to be executed and delivered to permit the pledge of the Shares of such entity;

(J)

the Administrative Agent and its counsel shall be satisfied, acting reasonably, that all necessary approvals, acknowledgements, directions and consents have been given and that all relevant laws have been complied with in respect of all agreements and transactions referred to herein; and

(K)

all documents and instruments shall have been properly registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, acknowledgements, undertakings, directions, negotiable documents of title and other documents and instruments to the Administrative Agent shall have been made which, in the opinion of the Administrative Agent’s counsel, acting reasonably, are desirable or required to make effective the Security created or intended to be created pursuant to this Section 11.3(q) and to ensure the perfection and the intended first-ranking priority of such Security (subject to Permitted Liens).

Upon compliance with this Section 11.3(q), such entity shall be deemed to constitute a Guarantor.

(r)	Intercompany Indebtedness. The Borrowers shall cause all Indebtedness owing by any Obligor to any Company (other than to another Obligor) to be subordinated

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and postponed, pursuant to the Postponement and Subordination Agreement, to the Secured Obligations of such Obligor upon the occurrence and continuance of a Default. The Borrowers shall cause any such Company, prior to the incurrence of any such Indebtedness, to execute and deliver to the Administrative Agent the Postponement and Subordination Agreement or an instrument of adhesion thereto.

(s)	[Intentionally deleted.]

(t)	[Intentionally deleted].

(u)	[Intentionally deleted].

(v)

Notice of Termination of Material Contract. The Canadian Borrower shall deliver to the Administrative Agent a certificate of the Canadian Borrower, signed by a Senior Officer of the Canadian Borrower, specifying any notice of termination of any Material Contract (other than pursuant to the expiry of its terms) or other material proceedings or actions which would reasonably be expected to have a Material Adverse Effect promptly after the Borrowers becomes aware of the receipt or occurrence thereof.

(w)

Minimum Obligor Revenue and Total Asset Value. The Borrowers shall at all times maintain that (i) at least 85% of the Canadian Borrower’s total revenue on a consolidated basis shall be directly attributable to the Obligors and (ii) at least 85% of the Canadian Borrower’s total assets on a consolidated basis shall be owned directly by the Obligors and shall from time to time undesignate Immaterial Subsidiaries by providing written notice thereof to the Administrative Agent and comply with Section 11.3(q) to ensure compliance with this Section 11.3(w).

(x)	Sustainability Adjustments.

(i)

For each Fiscal Year, the Canadian Borrower shall provide the Administrative Agent and each Sustainability Structuring Agent by the earlier of June 30th of the following Fiscal Year or 60 days following the publication of the Annual Responsible Gold Mining Report, a Sustainability Certificate for the most recently ended Fiscal Year, setting forth the most recent SPT Metrics for the most recently completed Fiscal Year (subject to any adjustments to the calculation of any of the foregoing as may be agreed to by the Sustainability Structuring Agents and the Canadian Borrower, each acting reasonably).

(ii)

If, for any reason, the Canadian Borrower fails to deliver a Sustainability Certificate as contemplated by Section 11.3(x)(i) in any particular Fiscal Year, the Applicable Sustainability Margin Adjustment shall be calculated based on Fiscal Year 2024, level III of the Applicable Sustainability Margin Adjustment Table with respect to the Climate KPIs and the Safety KPI, and level II of the Applicable Sustainability Margin Adjustment Table with respect to the RGMP KPI, and for Fiscal Years 2025 and 2026, level IV of

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the Applicable Sustainability Margin Adjustment Table with respect to the Climate KPIs, level V of the Applicable Sustainability Margin Adjustment Table with respect to the Safety KPI, and level II of the Applicable Sustainability Margin Adjustment Table with respect to the RGMP KPI in Schedule W for the relevant Fiscal Year for each applicable SPT Metric commencing on the fifth Banking Day following the last day such Sustainability Certificate should have been delivered and continuing until the delivery of such Sustainability Certificate; provided that, if the Canadian Borrower determines in good faith that it is not possible to calculate an SPT Metric for any Fiscal Year for whatever reason (the “Specified SPT Metric”), the Sustainability Structuring Agents and the Canadian Borrower will negotiate in good faith to agree on the selection of an alternative measure that is customarily applied by Persons carrying out similar businesses or being subject to similar incentives in lieu of the Specified SPT Metric (the “Alternative SPT Metric”) and, if after twenty (20) Banking Days from the day on which the Canadian Borrower was originally due to deliver a Sustainability Certificate in accordance with Section 11.3(x)(i):

(A)

the Canadian Borrower and the Sustainability Structuring Agents (with the consent of Majority Lenders) agree on the selection of an Alternative SPT Metric, then the Applicable Sustainability Margin Adjustment shall be calculated based on such Alternative SPT Metric and the other SPT Metrics, excluding the Specified SPT Metric; or

(B)

the Canadian Borrower and the Sustainability Structuring Agents do not agree on the selection of an Alternative SPT Metric, or the Majority Lenders do not consent, then the Applicable Sustainability Margin Adjustment shall be calculated based on the SPT Metrics, excluding the Specified SPT Metric, and the Canadian Borrower shall deliver a Sustainability Certificate containing the Applicable Sustainability Margin Adjustment calculated on the basis of either (A) or (B) above.

(iii)

If, (A) in respect of any Fiscal Year, a Sustainability Recalculation Event occurs with respect to any or all of the SPT Metrics, then the Canadian Borrower shall provide prompt written notice thereof to the Sustainability Structuring Agents; and (B) the Canadian Borrower or any of the Sustainability Structuring Agents determine in good faith that any of the SPT Metrics should be adjusted as a result of a Sustainability Recalculation Event, then within the twelve (12) month period, or such longer period as may be agreed by the Sustainability Structuring Agents, each acting reasonably, following the occurrence of such Sustainability Recalculation Event (the “SPT Metric Recalculation Period”), the Canadian Borrower may notify the Sustainability Structuring Agents or the Sustainability

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Structuring Agents may notify the Canadian Borrower that it or they wish to negotiate an alternative SPT Metric in lieu of the SPT Metric affected by such Sustainability Recalculation Event (an “SPT Metric Recalculation Alternative”). If the Canadian Borrower or the Sustainability Structuring Agents so notifies the other party, then, during the SPT Metric Recalculation Period, the Canadian Borrower and the Sustainability Structuring Agents shall negotiate in good faith to agree on the selection of such SPT Metric Recalculation Alternative which shall reflect any such Sustainability Recalculation Event and the resulting new circumstances of the Canadian Borrower. If within the applicable SPT Metric Recalculation Period:

(A)

the Canadian Borrower and the Sustainability Structuring Agents (with the consent of the Majority Lenders) agree on the selection of any such SPT Metric Recalculation Alternative, then the Applicable Sustainability Margin Adjustment shall be calculated based on each such SPT Metric Recalculation Alternative and the unaffected SPT Metric, if any; or

(B)

the Canadian Borrower and the Sustainability Structuring Agents do not agree on the selection of a SPT Metric Recalculation Alternative, or the Majority Lenders do not consent to any such SPT Metric Recalculation Alternative, then the Applicable Sustainability Margin Adjustment shall be calculated based on the SPT Metrics (including any SPT Metric Recalculation Alternative agreed to in paragraph (i) above), excluding the SPT Metric upon which no agreement for its selection as a SPT Metric Recalculation Alternative was reached, and the Canadian Borrower shall deliver a Sustainability Certificate containing the Applicable Sustainability Margin Adjustment calculated on the basis of either (A) or (B) above, as the case may be.

(iv)

If (i) (A) the Administrative Agent or any of the Sustainability Structuring Agents becomes aware of any material inaccuracy in the Applicable Sustainability Margin Adjustment or the SPT Metrics as reported in any Sustainability Certificate (any such material inaccuracy, a “Sustainability Certificate Inaccuracy”) and the Administrative Agent or any of the Sustainability Structuring Agents notifies the Canadian Borrower thereof, or (B) any Lender becomes aware of any Sustainability Certificate Inaccuracy and such Lender delivers a written notice to the Administrative Agent and the Sustainability Structuring Agents describing such Sustainability Certificate Inaccuracy in reasonable detail (which description shall be shared with the Canadian Borrower), or (C) the Canadian Borrower becomes aware of a Sustainability Certificate Inaccuracy and delivers notice thereof to the Administrative Agent, and, (ii) a proper calculation of

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the Applicable Sustainability Margin Adjustment or the SPT Metrics would have resulted in no adjustment or an increase in the Applicable Margin or Commitment Fee for any applicable period, (x) commencing on the fifth Banking Day following delivery of a corrected Sustainability Certificate to the Administrative Agent and the Sustainability Structuring Agents, the Applicable Margin and Commitment Fee shall be adjusted to reflect such corrected calculations of the Applicable Sustainability Margin Adjustment and (y) the Canadian Borrower shall be obligated to pay to the Administrative Agent for the account of the applicable Lenders or the applicable Issuing Lenders, as the case may be, promptly on demand by the Administrative Agent (or, after the occurrence of an actual or deemed entry of an order for relief with respect to the Canadian Borrower under any Applicable Laws, automatically and without further action by the Administrative Agent, any Lender or any Issuing Lender), but in any event within ten (10) Banking Days after the Canadian Borrower has received written notice of, or has determined that there was, a Sustainability Certificate Inaccuracy, an amount equal to the excess of (1) the amount of interest and fees that should have been paid for such period over (2) the amount of interest and fees actually paid for such period; or (iii) a proper calculation of the Applicable Sustainability Margin Adjustment would have resulted in a decrease in the Applicable Margin and Commitment Fee for the applicable period, the Canadian Borrower shall receive a credit against subsequent interest payable on the outstanding balance of the Credit Facility or any outstanding fees payable pursuant to Section 11.3(x)(iv), in an amount equal to the excess amount of (1) interest and fees actually paid for such period over (2) the amount of interest and fees that should have been paid for such period. It is understood and agreed that any Sustainability Certificate Inaccuracy shall not constitute a Default or Event of Default, provided, that, the Canadian Borrower complies with the terms of this Section 11.3(x) with respect to such Sustainability Certificate Inaccuracy. Notwithstanding anything to the contrary herein, (x) any additional amounts required to be paid pursuant to this paragraph shall not be due and payable until the earlier to occur of (I) a written demand is made for such payment by the Administrative Agent in accordance with this paragraph or (II) 10 Banking Days after the Canadian Borrower has received written notice of, or has determined that there was, a Sustainability Certificate Inaccuracy (such earlier date, the “Certificate Inaccuracy Payment Date”), unless such amounts shall be due upon the occurrence of an actual or deemed entry of an order for relief with respect to the Canadian Borrower under any Applicable Laws, (y) any nonpayment of such additional amounts prior to the Certificate Inaccuracy Payment Date shall not constitute Default or an Event of Default (whether retroactively or otherwise) and (z) none of such additional amounts shall be deemed overdue prior to the Certificate Inaccuracy Payment Date or shall accrue interest at the default rate pursuant to Section 7.3(c) prior to the Certificate Inaccuracy Payment Date.

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(y)	Sustainability-Related Information.

(i)

The Canadian Borrower shall furnish the Administrative Agent and the Lenders with all Sustainability-Related Information and to provide such access to the directors, officers, employees and advisers of the Canadian Borrower and its Affiliates (together “Representatives”), in each case as the Administrative Agent or any Lender may reasonably request. In addition, the Canadian Borrower shall ensure that the Representatives are available, upon the Administrative Agent’s or any Lender’s reasonable request, to discuss the Sustainability-Related Information. The Canadian Borrower acknowledges and agrees that the Administrative Agent and the Lenders may rely, without independent verification, upon the accuracy, adequacy and completeness of the Sustainability-Related Information (x) furnished by the Canadian Borrower or its Affiliates to the Administrative Agent or any Lender or approved by the Canadian Borrower for use in connection with this Agreement and that neither the Administrative Agent nor any Lender assumes any responsibility or has any liability therefor or has an obligation to conduct any appraisal of any Sustainability-Related Information.

(ii)	The Canadian Borrower shall:

(A)	within five Banking Days after the Canadian Borrower’s determination that there was a Sustainability Certificate Inaccuracy, deliver written notice to the Administrative Agent thereof;

(B)

promptly notify the Administrative Agent and the Lenders of (A) any change in the Canadian Borrower’s sustainability strategy or initiatives or its internal policies related to sustainability, including any relevant comments or changes from a third party opinion provider, consultant or auditor, (B) if any Sustainability-Related Information furnished by the Canadian Borrower or any of its Affiliates to the Administrative Agent or any Lender or approved by the Canadian Borrower or its Affiliates is or becomes inaccurate, untrue, incomplete or misleading and (C) the appointment of any successor Sustainability Metric Auditor; and

(C)

supplement the Sustainability-Related Information promptly from time to time to ensure that the representations and warranties made under Section 10.1(bb) are true, correct and complete as of the date when such Sustainability-Related Information is supplemented and/or the representations and warranties are deemed to be made;

provided that it is understood and agreed that any breach of this Section 11.3(y)(ii) shall not constitute a Default or Event of Default or otherwise result in the failure of any condition precedent to any advance or extension of credit or the issuance of any letter of credit.

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11.4 Restrictive Covenants

Each Borrower hereby covenants and agrees with the Finance Parties that, until the Secured Obligations Termination Date, and unless waived in writing in accordance with Section 14.14:

(a)

Liens. The Borrowers shall not, and shall not suffer or permit any other Obligor to, enter into or grant, create, assume or suffer to exist any Lien affecting any of its assets, property and undertaking, save and except for the Permitted Liens.

(b)

Corporate Existence. Except as contemplated by any Permitted Reorganization, the Borrowers shall not, and shall not suffer or permit any other Obligor to, take part in any amalgamation, merger, dissolution, winding up, corporate reorganization, capital reorganization or similar proceeding or arrangement or discontinue any businesses or change its jurisdiction of incorporation or formation.

(c)

Disposition of Assets. The Borrowers shall not, and shall not suffer or permit any other Obligor to, sell, transfer or otherwise dispose (by way of Sale Leaseback or otherwise) of any of its assets other than sales, transfers or other dispositions (i) pursuant to Sale Leaseback transactions of the Obligors (other than the Canadian Borrower) provided such transactions comply with paragraph (b) of the definition of Permitted Indebtedness, (ii) of inventory or Product or by-product of inventory or Product disposed of in the ordinary course of business (including pursuant to Prepaid Metals Transactions permitted pursuant to this agreement) and otherwise in accordance with Section 11.3(p), (iii) of worn out, unserviceable or obsolete equipment (including, for certainty, the Rope Con System and other mining equipment associated with the open pit mining operations within the El Limón Guajes mining complex), (iv) of other assets of the Obligors the aggregate fair market value of which shall not exceed $25,000,000 in any Fiscal Year, (v) of charitable donations to local population and municipalities in an amount not to exceed $1,500,000 in any Fiscal Year, and (vi) related to or comprising the Mezcala Substation Project. Without limiting the generality of the foregoing, the Borrowers shall not, and shall not suffer or permit any other Obligor to, sell, transfer or otherwise dispose of any Shares of the Obligors, which constitute Secured Assets.

(d)

Risk Management Agreements. The Borrowers shall not, and shall not suffer or permit any other Obligor to, enter into (i) any Risk Management Agreement for speculative purposes, with any counterparty on a margined basis, or with any counterparty other than a Qualified Risk Management Lender or a Permitted Unsecured Hedge Counterparty, provided that, for avoidance of doubt, the Obligors may make spot gold sales and copper concentrate sales with any counterparty whether or not a Qualified Risk Management Lender or a Permitted Unsecured Hedge Counterparty, including, for avoidance of doubt, any sales permitted pursuant to Section 11.3(p) or (ii) any Restricted Forward Sale Transaction. The Borrowers shall not, and shall not suffer or permit an other Obligor, to enter into any Risk Management Agreements where, with reference to the most recent

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submitted Financial Model, in the aggregate, the volume hedged is more than 70% of forecast gold production in any future 12-month period.

(e)

Amendments. The Borrowers shall not, and shall not suffer or permit any other Obligor (other than the Canadian Borrower) to, amend its articles of incorporation to restrict the ability to transfer the Shares of the Canadian Borrower or such other Obligor. The Borrowers shall not, and shall not suffer or permit any other Obligor to, make any amendments to, waive compliance, consent or agree to any assignment, transfer or similar dealing with any party or otherwise deviate from the terms of any Ejido Agreement or any Project Authorization in a manner that would reasonably be expected to have a Material Adverse Effect.

(f)	Permitted Distributions. The Borrowers shall not, and shall not suffer or permit any other Obligor to, make any Distributions other than Permitted Distributions.

(g)	Indebtedness. The Borrowers shall not, and shall not suffer or permit any other Obligor to, create, incur, assume or suffer to exist any Indebtedness other than Permitted Indebtedness.

(h)	Investments. The Borrowers shall not, and shall not suffer or permit any other Obligor to, make any Investments other than Permitted Investments.

(i)	Acquisitions. The Borrowers shall not, and shall not suffer or permit any other Obligor to, make any Acquisitions other than Permitted Acquisitions.

(j)

Transactions with Affiliates. The Borrowers shall not, and shall not suffer or permit any other Obligor to, sell, lease or otherwise transfer any property or assets to, or purchase, lease or otherwise acquire any property or assets from, or otherwise engage in any other transactions with, any of its Affiliates other than in the ordinary course of business at prices and on terms and conditions not less favourable to the relevant Obligor than could be obtained on an arm’s length basis from unrelated third parties.

(k)

Business Activities. The Borrowers shall not, and shall not suffer or permit any other Company to, engage in any business activity other than mineral exploration (and with respect to the Canadian Borrower, the business of mining generally) and, other than the Canadian Borrower, the development and operation of prospects for the mining of Product and other minerals in connection with the Project (provided that, for the avoidance of doubt, the Canadian Borrower may undertake mineral exploration activities unrelated to the Project), any activity incidental thereto and shall not, and shall not suffer or permit any other Company to, carry on any business that relates to Restricted Activities.

(l)	Subsidiaries. the Mexican Borrower shall not have any Subsidiaries.

(m)	Bank Accounts. The Borrowers shall not, and shall not suffer or permit any Obligor to, maintain any operating, deposit or investment accounts (other than the

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Mexican Operating Accounts, Customs Account, the Lease Account and the Obligors’ operating accounts maintained with any Mexican Account Bank) with any financial institutions other than a Lender or a Qualified Affiliate or another financial institution acceptable to the Majority Lenders, acting reasonably, provided each such account is subject to a first-ranking Lien in favour of the Lenders subject to Permitted Liens. Notwithstanding the foregoing, (i) the Borrowers shall maintain less than $5,000,000 in the aggregate in the BNP Luxembourg Accounts at all times and (ii) the Borrowers shall at all times maintain or cause to be maintained less than $5,000,000 in the aggregate in the Lease Account.

(n)	[Intentionally deleted.]

(o)

Partnerships. The Borrowers shall not, and shall not suffer or permit any other Obligor to, directly or indirectly, be a member of, or a partner or participant in, any partnership, joint venture or syndicate, other than in connection with a Permitted Investment or a Permitted Acquisition.

(p)	Intercompany Loans. The Borrowers shall not make any payment of interest or repayment or prepayment of principal under Intercompany Loans except in accordance with 11.4(f).

(q)	[Intentionally deleted.]

(r)	[Intentionally deleted.]

11.5 Performance of Covenants by Administrative Agent

The Administrative Agent may, on the instructions of the Majority Lenders and upon notice by the Administrative Agent to the Borrowers, perform any covenant of the Borrowers under this agreement which the Borrowers fail to perform or cause to be performed and which the Administrative Agent is capable of performing, including any covenants the performance of which requires the payment of money, provided that the Administrative Agent shall not be obligated to perform any such covenant on behalf of the Borrowers and no such performance by the Administrative Agent shall require the Administrative Agent to further perform the Borrowers’ covenants or shall operate as a derogation of the rights and remedies of the Administrative Agent and the Lenders under this agreement or as a waiver of such covenant by the Administrative Agent. Any amounts paid by the Administrative Agent as aforesaid shall be reimbursed by the Lenders in their Pro Rata Shares and shall be repaid by the Borrowers to the Administrative Agent on behalf of the Lenders on demand.

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ARTICLE 12

CONDITIONS PRECEDENT TO OBTAINING CREDIT

12.1 Conditions Precedent to Effectiveness

This agreement shall become effective upon, and the obligations of the Lenders to extend the initial extension of credit under either Credit Facility, is subject to the fulfillment of the following conditions precedent (the “Effective Time”):

(a)	the Obligors shall have duly executed and delivered to the Administrative Agent the Finance Documents to which each is a party, in form and substance satisfactory to the Administrative Agent;

(b)	the Administrative Agent has received, in form and substance satisfactory to the Administrative Agent:

(i)	[Intentionally deleted.];

(ii)	a duly certified copy of the articles of incorporation and current by-laws (estatutos sociales vigentes), articles of amalgamation or similar documents of each Obligor;

(iii)

a certificate of status or good standing for each Obligor (where available) issued by the appropriate governmental body or agency of the jurisdiction in which such Obligor is incorporated and, in respect of an Obligor existing under the laws of Luxembourg, a certificate of absence of a judicial decision (certificat denon-inscription d’une décision judiciaire);

(iv)

a duly certified copy of the resolution of the board of directors/board of managers of each Obligor authorizing it to execute, deliver and perform its obligations under each Finance Document to which such Obligor is a signatory and, in the case of each Obligor (other than the Canadian Borrower), authorizing (as far as it is concerned) the pledge of its Shares and any subsequent disposition thereof by either Security Agent in realizing on the security therein constituted by the relevant Security Documents;

(v)

a certificate of an officer of each Obligor, in such capacity, (A) setting forth specimen signatures of the individuals authorized to sign the Finance Documents to which such Obligor is a signatory, (B) to the extent relevant, attaching true copies of the powers of attorney of the representatives acting on behalf of each Obligor, with sufficient capacity to represent each Obligor in the execution of the Credit Documents to which such Obligor is a party and (C) certifying that all material Project Authorizations required as of the date of this Agreement have been obtained and are in full force and effect;

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(vi)	a certificate of an officer of the Canadian Borrower, in such capacity, certifying that, to the best of his knowledge after due inquiry, no Default has occurred and is continuing;

(vii)	a Perfection Certificate signed by an officer of each Obligor;

(viii)

to the extent not previously delivered pursuant the Existing Credit Agreement, certificates representing all of the issued and outstanding Shares (to the extent such Shares are certificated) of the Obligors (other than the Canadian Borrower), duly endorsed in blank or accompanied by an executed stock transfer powers of attorney;

(ix)

certified copies of the Material Contracts in effect as of the Closing Date, provided that any Material Contracts and any amendments thereto delivered to the Administrative Agent in connection with the Existing Credit Agreement shall be deemed to have been delivered for this purpose of this Section and the Administrative Agent hereby acknowledges receipt of such Material Contracts;

(x)	the Financial Model;

(xi)	copies of all certificates of insurance for policies maintained in connection with Section 11.3(c);

(xii)

opinions of counsel to each Obligor addressed to the Finance Parties and their counsel, relating to, inter alia, (i) the status and capacity of such Obligor, (ii) the due authorization, execution and delivery and (iii) the validity and enforceability of the Credit Documents to which such Obligor is a party in the jurisdiction of the governing law of the applicable Credit Documents, such other matters as Administrative Agent may reasonably request;

(xiii)

evidence of the appointment of the Process Agent made pursuant Section 1.7 of this Agreement together with the granting of an irrevocable power of attorney in Spanish language and in form reasonably satisfactory to the Agent for lawsuits and collections (pleitos y cobranzas) before a Mexican notary public in favor of the Process Agent;

(xiv)

an opinion of the Lenders’ counsel with respect to such matters as may be reasonably required by the Administrative Agent in connection with the transactions hereunder (including, without limitation, the legality, validity and binding nature obligations of the Obligors under, and the enforceability against the Obligors of, the Finance Documents which are governed by the laws of the Province of Ontario); and

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(xv)	requisite information to identify the Obligors under the applicable “know your client” legislation and AML Laws, delivered sufficiently in advance for each Lender to complete such identification;

(c)

the representations and warranties of the Obligors contained in Section 10.1 shall be true and correct in all respects on such date as if such representations and warranties were made on such date (except where such representation or warranty is stated to be made as of a particular date);

(d)

there shall exist no pending or threatened (in writing) litigation, proceedings or investigations which (x) contest the consummation of the Credit Facility or any part thereof or (y) would reasonably be expected to have a Material Adverse Effect;

(e)

the Administrative Agent and its counsel shall be satisfied, acting reasonably, that (i) all material Project Authorizations necessary for the development, management and operation of the Project as of the Closing Date and (ii) other Authorizations necessary for the consummation of the financing and security contemplated hereby have been obtained;

(f)

Security Documents set forth in Schedule H shall have been properly executed and formalized, and, to the extent required pursuant to the terms of such Security Documents, registered, recorded and filed in all places which, searches shall have been conducted in all jurisdictions which, and deliveries of all consents, approvals, directions, acknowledgements, undertakings, tripartite agreements and non-disturbance agreements contemplated herein, and all other actions taken which, in the opinion of the Administrative Agent’s counsel, are required to make effective the Security created or intended to be created by the Obligors in favour of the Security Agents pursuant to the Security Documents and to ensure the perfection and the intended priority of the Security;

(g)

the Administrative Agent shall be satisfied that all consents and waivers in connection with the Material Contracts, the failure of which to obtain would result in a breach or default under any Material Contract, have been obtained;

(h)

the Borrowers shall have paid (or made arrangements satisfactory to the Administrative Agent to pay to the Administrative Agent, the Joint Lead Arrangers and the Lenders) all fees and expenses (including, without limitation reasonable and documented legal fees of counsel to the Administrative Agent) required to be paid on or before the Closing Date;

(i)	no Default or Event of Default has occurred and is continuing;

(j)

nothing shall have occurred (nor shall the Administrative Agent or by any Lender become aware of any facts not previously known), which the Lenders shall determine is reasonably expected to have a Material Adverse Effect on the business, property, assets, liabilities, conditions (financial or otherwise) of the Canadian

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Borrower and its Subsidiaries, taken as a whole, from that set forth in financial statements for the period ending December 31, 2024;

(k)	the occurrence of the Closing Date shall not facilitate any business of or with any Restricted Person or any Restricted Country as would result in a violation of any Sanctions; and

(l)

in connection with Section 11.3(r), each relevant Company has executed and delivered to the Administrative Agent the Postponement and Subordination Agreement, in form and substance satisfactory to the Administrative Agent, and any other documents in connection therewith as the Administrative Agent may require.

Upon this agreement becoming effective pursuant to its terms, this agreement shall amend and restate the Existing Credit Agreement.

12.2 Conditions Precedent to All Credit

The obligation of the Lenders to extend credit hereunder is subject to fulfilment of the following conditions precedent on the date such credit is extended:

(a)	the Borrowers shall have complied with the requirements of Article 4 or Article 5, as the case may be, in respect of the relevant credit;

(b)

no Default (other than any Default relating to Section 13.1(u) or the occurrence of any unscheduled stoppage or disruption to construction of, or mining and production occurring at, the Project for any period longer than thirty consecutive days as a result of an event contemplated by Section 13.1(v) which, for certainty, in each instance is not yet an Event of Default) or Event of Default has occurred and is continuing or would arise immediately after giving effect to or as a result of such extension of credit;

(c)

the representations and warranties of the Obligors contained in Section 10.1 shall be true and correct in all respects on the date such credit is extended as if such representations and warranties were made on such date (except where such representations or warranty is stated to be made as of a particular date); and

(d)

the Borrowers shall have paid (or made arrangements satisfactory to the Administrative Agent to pay to the Joint Lead Arrangers and the Lenders) all fees and expenses (including, without limitation reasonable and documented legal fees of counsel to the Administrative Agent) required to be paid on or before the date of such extension of credit.

12.3 Waiver

The terms and conditions of Sections 12.1 and 12.2 are inserted for the sole benefit of the Administrative Agent and the Lenders (in connection with the initial drawdown hereunder)

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or the Majority Lenders (in connection with any subsequent drawdown hereunder), and the Lenders may waive them in accordance with Section 14.14, in whole or in part, with or without terms or conditions, in respect of any extension of credit, without prejudicing their right to assert the terms and conditions of Sections 12.1 and 12.2 in whole or in part in respect of any other extension of credit.

12.4 Amendment and Restatement

As of the Effective Time (as defined in Section 12.1), this agreement shall amend and restate the Existing Credit Agreement in its entirety and the Existing Credit Agreement as so amended and restated is hereby ratified and confirmed by the parties hereto. This agreement is not intended by the parties to, and shall not constitute, a payment, discharge, satisfaction or novation of the whole or any item or part of the Secured Obligations (as defined in the Existing Credit Agreement) remaining outstanding and owing to the Finance Parties until paid in full in accordance with the provisions of this agreement. The parties hereto agree that, at the Effective Time, the Loans (as defined in the Existing Credit Agreement) outstanding under the Existing Credit Agreement shall become outstanding hereunder as advances of the same type. Each Borrower hereby confirms to and agrees with the Finance Parties that its Secured Obligations (as defined in the Existing Credit Agreement) shall continue in full force and effect in accordance with their respective terms (amended and restated, as applicable, by this agreement). With respect to the outstanding Loans (as defined in the Existing Credit Agreement) at the Effective Time (but prior to giving effect to any drawdown under the Credit Facility), the Lenders shall make such payments among themselves (as calculated by the Administrative Agent) so as to ensure that the aggregate amount of credit outstanding under all Loans shall be owing to the Lenders in accordance with their respective Pro Rata Share (provided, for certainty, that any existing Term Benchmark Loan at the Effective Time need not be effected on a pro rata basis until the next rollover or conversion date in respect of such existing Term Benchmark Loan). All references to the term “Credit Agreement” as defined and contained in the Credit Documents delivered in connection with the Existing Credit Agreement shall, from and after the Closing Date, be deemed to refer to this agreement without the need for any amendment to such Credit Document. All references to one or more provisions of the Existing Credit Agreement contained in the Credit Documents shall, from and after the Closing Date, be deemed to refer to the corresponding provisions of this agreement, without the need for any amendment to such Credit Documents.

ARTICLE 13

DEFAULT, REVIEW EVENTS AND REMEDIES

13.1 Events of Default

Upon the occurrence of any one or more of the following events, unless expressly waived in writing in accordance with Section 14.14:

(a)

the Borrowers’ failure to pay any amount pursuant to any of Section 9.2 or 9.6 hereof or any Qualified Risk Management Agreement or to make any delivery pursuant to any Qualified Risk Management Agreement when due or, if such failure results from a failure of the banking system or technical error, within one Banking Day after such payment is due;

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(b)

the failure of any Obligor to pay any amount due under the Finance Documents (other than amounts due pursuant to Section 9.2 or 9.6 hereof or any Qualified Risk Management Agreement) within three Banking Days after the payment is due;

(c)

the commencement by any Obligor or by any other Person of proceedings for the dissolution, liquidation or winding up of any Obligor or for the suspension of operations of any Obligor (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement);

(d)

if any Obligor at any time ceases or threatens to cease to carry on its business or is adjudged or declared bankrupt or insolvent or admits its inability to pay its debts generally as they become due or fails to pay its debts generally as they become due or makes an assignment for the benefit of creditors, petitions or applies to any tribunal for the appointment of a receiver or trustee for it or for any part of its property (or such a receiver or trustee is appointed for it or any part of its property), or commences (or any other Person commences) any proceedings relating to it under any bankruptcy, concurso mercantil, quiebra, insolvency, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction whether now or hereafter in effect (other than such proceedings commenced by another Person which are diligently defended and are discharged, vacated or stayed within thirty days after commencement), or by any act indicates its consent to, approval of, or acquiescence in, any such proceeding for it or for any part of its property, or suffers the appointment of any receiver or trustee, sequestrator or other custodian;

(e)

if any representation or warranty made by any Obligor in any Finance Document proves to have been incorrect in any respect when made or furnished which, if capable of being cured, has not been remedied within 20 Banking Days after written notice to do so has been given by the Administrative Agent to the relevant Obligor;

(f)

if a writ, execution, attachment or similar process is issued or levied against all or any portion of the property of any Obligor in connection with any judgment against it in an amount of at least $20,000,000, and such writ, execution, attachment or similar process is not released, bonded, satisfied, discharged, vacated or stayed within thirty days after its entry, commencement or levy;

(g)	any breach of any provision of Section 11.2 or Sections 11.3(b), (c), (g) (as it relates only to the maintenance of corporate existence) or any provision of Section 11.4;

(h)

the breach or failure of due observance or performance by any Obligor of any covenant or provision of any Finance Document (other than those previously referred to in this Section 13.1) where such breach or failure continues for 20 Banking Days after the earlier of (x) an Obligor becoming aware of such breach or failure or (y) the Administrative Agent giving an Obligor notice of such breach or failure;

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(i)	[Intentionally Deleted];

(j)

if one or more encumbrancers, liens or landlords take possession of any part of the property of any Obligor or attempt to enforce their security or other remedies against such property and their claims remain unsatisfied for such period as would permit such property to be sold thereunder and such property which has been repossessed or is capable of being sold has an aggregate fair market value of at least $10,000,000;

(k)

if an event of default under any one or more agreements, indentures or instruments, under which any Obligor has outstanding Indebtedness in an amount in excess of $25,000,000 or under which another Person has outstanding Indebtedness in an amount in excess of $25,000,000 which is guaranteed by any Obligor, shall happen (with all applicable grace periods having expired) and be continuing, or if any Indebtedness of such Obligor in an amount in excess of $25,000,000 which is payable on demand is not paid on demand;

(l)	[intentionally deleted].

(m)

the expropriation, condemnation or confiscation of any material property of any Obligor (including, for certainty, the Project) or any part thereof other than any part that has a fair market value of less than $10,000,000 and that is not material for access to, or operation of, the Project;

(n)

the termination, unenforceability, invalidity, expropriation or revocation of any Project Authorization (including, without limitation, any Mining Claim and Lease) where such termination, unenforceability, invalidity, expropriation or revocation would reasonably result in a Material Adverse Effect;

(o)

any one or more of the Finance Documents is determined by a court of competent jurisdiction not to be a legal, valid and binding obligation of the Obligor which is a party thereto, enforceable by any Finance Party against such Obligor and such Finance Document has not been replaced by a legal, valid, binding and enforceable document which is substantially equivalent in effect to such Finance Document, assuming such Finance Document had originally been legal, valid, binding and enforceable, in form and substance acceptable to the Administrative Agent, within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent to so replace such Finance Document;

(p)	the validity, enforceability or priority of any Finance Document is contested in any manner by any Obligor;

(q)	any Finance Document is terminated or rescinded (other than in accordance with the terms thereof) or any Obligor takes an action to terminate or rescind any Finance Document;

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(r)

any Ejido Agreement necessary for the operation, development and management of the Project is terminated or rescinded where such termination or rescission would reasonably result in a Material Adverse Effect;

(s)

any Security Document does not constitute first ranking, priority security in the Secured Assets (subject to Permitted Liens) and such failure is not remedied within 30 days of such determination, provided, however, that such grace period shall only be provided if such Obligor actively co-operates with the Administrative Agent;

(t)	a Material Adverse Change occurs;

(u)

the occurrence of any unscheduled stoppage or disruption to construction of, or mining and production occurring at, the Project for any period longer than forty-five consecutive days, absent a Force Majeure event;

(v)	the occurrence of a Force Majeure event which continues for any period longer than 180 consecutive days;

(w)	if the Project is abandoned or placed on care and maintenance;

(x)	the occurrence of a Change of Control or the Canadian Borrower ceasing to own 100%, directly or indirectly, 100% of the issued and outstanding Shares of the Mexican Borrower;

(y)	the breach or failure of due observance by any Company of any of the covenants or provisions under the Postponement and Subordination Agreement;

the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by notice to the Borrowers, terminate the Credit Facility (provided, however, that the Credit Facility shall automatically terminate, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above) and the Administrative Agent (with the approval and instructions of the Majority Lenders) may, by the same or further notice to the Borrowers, declare all indebtedness of the Borrowers to the Lenders pursuant to this agreement (including the then contingent liability of the Issuing Lenders under all outstanding Letters) to be immediately due and payable whereupon all such indebtedness shall immediately become and be due and payable without further demand or other notice of any kind, all of which are expressly waived by the Borrowers and the Security shall thereupon immediately become enforceable (provided, however, that all such indebtedness of the Borrowers to the Lenders shall automatically become due and payable, without notice of any kind, upon the occurrence of an event described in clause (c) or (d) above and the Security shall thereupon immediately become enforceable). Upon payment by the Borrowers to the relevant Issuing Lender of the then aggregate contingent liability under all outstanding Letters issued by such Issuing Lender, the Borrowers shall have no further liability to such Issuing Lender with respect to such Letters.

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13.2 Remedies Cumulative

The Borrowers expressly agree that the rights and remedies of the Administrative Agent and the Lenders under this agreement are cumulative and in addition to and not in substitution for any rights or remedies provided by law. Any single or partial exercise by the Administrative Agent or any Lender of any right or remedy for a default or breach of any term, covenant or condition in this agreement does not waive, alter, affect or prejudice any other right or remedy to which the Administrative Agent or such Lender may be lawfully entitled for the same default or breach. Any waiver by the Administrative Agent with the approval of the Majority Lenders or all of the Lenders in accordance with Section 14.14 of the strict observance, performance or compliance with any term, covenant or condition of this agreement is not a waiver of any subsequent default and any indulgence by the Lenders with respect to any failure to strictly observe, perform or comply with any term, covenant or condition of this agreement is not a waiver of the entire term, covenant or condition or any subsequent default. No failure or delay by the Administrative Agent or any Lender in exercising any right shall operate as a waiver of such right nor shall any single or partial exercise of any power or right preclude its further exercise or the exercise of any other power or right.

13.3 Set-Off

In addition to any rights now or hereafter granted under Applicable Law, and not by way of limitation of any such rights, each Finance Party at any time that an Event of Default has occurred and is continuing is authorized without notice to the Borrowers or to any other Person, any such notice being expressly waived by the Borrowers, to set-off, appropriate and apply any and all deposits, matured or unmatured, general or special, and any other indebtedness at any time held by or owing by such Finance Party, as the case may be, to or for the credit of or the account of the Borrowers against and on account of the obligations and liabilities of the Borrowers which are due and payable to the Administrative Agent or such Lender, as the case may be, under the Finance Documents. Any Lender relying on the set-off in this Section 13.3 shall forthwith so advise the Administrative Agent in writing and the Administrative Agent shall then, in the case of any such Lender set-off or upon its own application of set-off pursuant to this Section 13.3, so advise the Lenders in accordance with Section 14.18.

13.4 Refund of Overpayments

With respect to each Letter for which the relevant Issuing Lender has been paid all of its contingent liability pursuant to Section 9.2 , 9.8 or 13.1 and provided that all amounts due by the Borrowers to the relevant Issuing Lender under Sections 9.2, 9.8 and 13.1 have been paid, such Issuing Lender agrees to pay to the Borrowers, upon the later of:

(a)

if the Letter is subject to an Order, the date on which any final and non-appealable order, judgment or other determination has been rendered or issued either permanently enjoining such Issuing Lender from paying under such Letter or terminating any outstanding Order; and

(b)	the earlier of:

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(i)

the date on which either the original counterpart of such Letter is returned to such Issuing Lender for cancellation or such Issuing Lender is released by the beneficiary thereof from any further obligations in respect of such Letter;

(ii)	the expiry of such Letter; and

(iii)	(where the contingent liability under such Letter is less than the face amount thereof), all amounts possibly payable under such Letter have been paid;

an amount equal to any excess of the amount received by such Issuing Lender hereunder in respect of its contingent liability under such Letter over the total of amounts applied to reimburse such Issuing Lender for amounts paid by it under or in connection with such Letter (such Issuing Lender having the right to so appropriate such funds).

ARTICLE 14

THE ADMINISTRATIVE AGENT

14.1 Appointment and Authorization of the New Administrative Agent

(a)	[Intentionally deleted.]

(b)

Each Finance Party hereby appoints and authorizes, and hereby agrees that it will require any assignee of any of its interests in the Credit Documents (other than the holder of a participation in its interests herein or therein) to appoint and authorize the Administrative Agent to take such actions as agent on its behalf and to exercise such powers under the Credit Documents as are delegated to the Administrative Agent by such Finance Party by the terms hereof, together with such powers as are reasonably incidental thereto. Furthermore, each Lender hereby authorizes and appoints the Administrative Agent as agent (comisionista) under the terms of Articles 273 and 274 of the Commerce Code (Código de Comercio) of Mexico, to execute, deliver and take such actions under each Security Document to which the Administrative Agent is a party. Neither the Administrative Agent nor any of its directors, officers, employees or agents shall be liable to any of the Finance Parties for any action taken or omitted to be taken by it or them hereunder or thereunder or in connection herewith or therewith, except for its own gross negligence or wilful misconduct and each Finance Party hereby acknowledges that the Administrative Agent is entering into the provisions of this Section 14.1 on its own behalf and as agent and trustee for its directors, officers, employees and agents.

14.2 Interest Holders

The Administrative Agent may treat each Lender set forth in Schedule A hereto or the person designated in the last notice delivered to it under Section 15.5 as the holder of all of the interests of such Lender under the Credit Documents.

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14.3 Consultation with Counsel

The Administrative Agent may consult with legal counsel selected by it as counsel for the Administrative Agent and the Finance Parties and shall not be liable for any action taken or not taken or suffered by it in good faith and in accordance with the advice and opinion of such counsel.

14.4 Documents

The Administrative Agent shall not be under any duty to the Finance Parties to examine, enquire into or pass upon the validity, effectiveness or genuineness of the Credit Documents or any instrument, document or communication furnished pursuant to or in connection with the Credit Documents and the Administrative Agent shall, as regards the Finance Parties, be entitled to assume that the same are valid, effective and genuine, have been signed or sent by the proper parties and are what they purport to be.

14.5 The Administrative Agent as Finance Party

With respect to those portions of the Credit Facility made available by it, the Administrative Agent shall have the same rights and powers under the Credit Documents as any other Finance Party and may exercise the same as though it were not the Administrative Agent. The Administrative Agent and its Affiliates may accept deposits from, lend money to and generally engage in any kind of business with each Obligor and its Affiliates and Persons doing business with such Obligor and/or any of its Affiliates as if it were not the Administrative Agent and without any obligation to account to the Finance Parties therefor.

14.6 Responsibility of the Administrative Agent

The duties and obligations of the Administrative Agent to the Finance Parties under the Credit Documents are only those expressly set forth herein. The Administrative Agent shall not have any duty to the Finance Parties to investigate whether a Default or an Event of Default has occurred. The Administrative Agent shall, as regards the Finance Parties, be entitled to assume that no Default or Event of Default has occurred and is continuing unless the Administrative Agent has actual knowledge or has been notified by the Borrowers of such fact or has been notified by a Finance Party that such Finance Party considers that a Default or Event of Default has occurred and is continuing, such notification to specify in detail the nature thereof. In determining compliance with any condition hereunder to the extension of any credit hereunder that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to such extension of credit.

14.7 Action by the Administrative Agent

The Administrative Agent shall be entitled to use its discretion with respect to exercising or refraining from exercising any rights which may be vested in it on behalf of the Finance Parties by and under this agreement; provided, however, that neither Security Agent shall exercise any rights under Section 13.1 or under the Guarantees or the Security Documents or

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expressed to be on behalf of or with the approval of the Majority Lenders without the request, consent or instructions of the Majority Lenders. Furthermore, any rights of either Security Agent expressed to be on behalf of or with the approval of the Majority Lenders shall be exercised by such Security Agent upon the request or instructions of the Majority Lenders. The Administrative Agent shall not incur any liability to the Finance Parties under or in respect of any of the Credit Documents with respect to anything which it may do or refrain from doing in the reasonable exercise of its judgment or which may seem to it to be necessary or desirable in the circumstances, except for its gross negligence or wilful misconduct. The Administrative Agent shall in all cases be fully protected in acting or refraining from acting under any of the Credit Documents in accordance with the instructions of the Majority Lenders and any action taken or failure to act pursuant to such instructions shall be binding on all Finance Parties. In respect of any notice by or action taken by the Administrative Agent hereunder, the Borrowers shall at no time be obliged to enquire as to the right or authority of the Administrative Agent to so notify or act.

14.8 Notice of Events of Default

In the event that either Security Agent shall acquire actual knowledge or shall have been notified of any Default or Event of Default, such Security Agent shall promptly notify the Lenders and shall take such action and assert such rights under Section 13.1 of this agreement and under the other Credit Documents as the Majority Lenders shall request in writing and such Security Agent shall not be subject to any liability by reason of its acting pursuant to any such request. If the Majority Lenders shall fail for five Banking Days after receipt of the notice of any Default or Event of Default to request the relevant Security Agent to take such action or to assert such rights under any of the Credit Documents in respect of such Default or Event of Default, such Security Agent may, but shall not be required to, and subject to subsequent specific instructions from the Majority Lenders, take such action or assert such rights (other than rights under Section 14.1 of this agreement or under the other Credit Documents and other than giving an express waiver of any Default or any Event of Default) as it deems in its discretion to be advisable for the protection of the Lenders except that, if the Majority Lenders have instructed the relevant Security Agent not to take such action or assert such rights, in no event shall such Security Agent act contrary to such instructions unless required by law to do so.

14.9 Responsibility Disclaimed

The Administrative Agent shall not be under any liability or responsibility whatsoever as agent hereunder:

(a)

to any Obligor or any other Person as a consequence of any failure or delay in the performance by, or any breach by, any Finance Party or Finance Parties of any of its or their obligations under any of the Credit Documents;

(b)	to any Finance Party or Finance Parties as a consequence of any failure or delay in performance by, or any breach by, any Obligor of any of its obligations under any of the Credit Documents; or

(c)	to any Finance Party or Finance Parties for any statements, representations or warranties in any of the Credit Documents or in any other documents contemplated

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hereby or thereby or in any other information provided pursuant to any of the Credit Documents or any other documents contemplated hereby or thereby or for the validity, effectiveness, enforceability or sufficiency of any of the Credit Documents or any other document contemplated hereby or thereby.

14.10 Indemnification

Within three Banking Days of written notice by the Administrative Agent to the Finance Parties of any liability, obligation, loss, damage, penalty, action, judgment, suit, cost, expense or disbursement of any nature whatsoever which may be imposed on or incurred by it, each Finance Party agrees to indemnify the Administrative Agent (to the extent not reimbursed by an Obligor) in their respective Pro Rata Shares from and against any and all such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any nature whatsoever which may be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of any of the Credit Documents or any other document contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under any of the Credit Documents or any document contemplated hereby or thereby, except that no Finance Party shall be liable to the Administrative Agent for any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the gross negligence or wilful misconduct of the Administrative Agent.

14.11 Credit Decision

Each Lender represents and warrants to the Administrative Agent that:

(a)

in making its decision to enter into this agreement and to make its Pro Rata Share of the Credit Facility available to the Borrowers, it is independently taking whatever steps it considers necessary to evaluate the financial condition and affairs of the Obligors and that it has made an independent credit judgment without reliance upon any information furnished by the Administrative Agent; and

(b)	so long as any portion of the Credit Facility is being utilized by the Borrowers, it will continue to make its own independent evaluation of the financial condition and affairs of the Obligors.

14.12 Successor Administrative Agent

Subject to the appointment and acceptance of a successor Administrative Agent as provided below, the Administrative Agent may, with the prior written consent of the Borrowers (which consent shall not be required for so long as a Default has occurred and is continuing), resign at any time by giving 30 days written notice thereof to the Borrowers and the Lenders. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrowers (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. If no successor

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Administrative Agent shall have been so appointed and shall have accepted such appointment by the time of such resignation, then the retiring Administrative Agent may, on behalf of the Finance Parties and with the prior written consent of the Borrowers (which consent shall not be required for so long as a Default has occurred and is continuing), appoint a successor Administrative Agent which shall be a bank which has combined capital and reserves in excess of $250,000,000. Subject to the appointment and acceptance of a successor Administrative Agent, as provided below, the Administrative Agent shall, upon notice from the Majority Lenders and with the prior written consent of the Borrowers (which consent shall not be required for so long as a Default has occurred and is continuing), resign at the time specified in the aforementioned notice. Upon any such resignation, the Majority Lenders, with the prior written consent of the Borrowers (which consent shall not be required (x) if the successor Administrative Agent is an Affiliate or Subsidiary of the Administrative Agent on the date hereof or (y) for so long as a Default has occurred and is continuing), shall have the right to appoint a successor Administrative Agent who shall be one of the Lenders unless none of the Lenders wishes to accept such appointment. Upon the acceptance of any appointment as Administrative Agent hereunder by a successor Administrative Agent such successor Administrative Agent shall thereupon succeed to and become vested with all the rights, powers, privileges, duties and obligations of the retiring Administrative Agent (in its capacity as Administrative Agent but not otherwise in its capacity as a Finance Party) and the retiring Administrative Agent shall be discharged from its duties and obligations hereunder (in its capacity as Administrative Agent but not otherwise in its capacity as a Finance Party). After the resignation hereunder of any retiring Administrative Agent provisions of this Article 14 shall continue in effect for its benefit in respect of any actions taken or omitted to be taken by it while it was acting as the Administrative Agent.

14.13 Delegation by Administrative Agent

With the prior approval of the Majority Lenders, the Administrative Agent shall have the right to delegate any of its duties or obligations hereunder as the Administrative Agent to any Affiliate of the Administrative Agent so long as the Administrative Agent shall not thereby be relieved of such duties or obligations.

14.14 Waivers and Amendments

(a)

Subject to Section 14.14(b), any term, covenant or condition of any of the Credit Documents may only be amended with the prior consent of the Borrowers and the Majority Lenders or compliance therewith may be waived (either generally or in a particular instance and either retroactively or prospectively) by the Majority Lenders and in any such event the failure to observe, perform or discharge any such covenant, condition or obligation, so amended or waived (whether such amendment is executed or such consent or waiver is given before or after such failure), shall not be construed as a breach of such covenant, condition or obligation or as a Default or Event of Default.

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(b)	Notwithstanding Section 14.14(a), without the prior written consent of each Lender no such amendment or waiver shall directly:

(i)	increase the amount of the Credit Facility or the amount of the Individual Commitment of any Lender with respect to the Credit Facility;

(ii)	extend either the Maturity Date (except in accordance with Section 9.10) or any other scheduled repayment of the Credit Facility pursuant to Sections 9.2 or 9.6;

(iii)

extend the time for the payment of interest on Loans, forgive any portion of principal thereof, reduce the stated rate of interest thereon or amend the requirement of pro rata application of all amounts received by the Administrative Agent in respect of the Credit Facility (provided that, notwithstanding the foregoing, this agreement may be amended to implement any changes to the Applicable Sustainability Margin Adjustment, pursuant to Section 11.3(x) and Section 9.10(d), with only the consent of the Borrowers, the Sustainability Structuring Agents and the Majority Lenders, as long as the maximum Applicable Sustainability Margin Adjustment remains equal to or less than [REDACTED – commercially sensitive information] basis points);

(iv)	change the percentage of the Lenders’ required to constitute the Majority Lenders or otherwise amend the definition of Majority Lenders;

(v)	reduce the stated amount or postpone the date for payment of any fees or other amount to be paid pursuant to Article 7 or Article 8 of this agreement;

(vi)	release or discharge any Guarantee or, except as otherwise permitted pursuant to Section 14.20, the Security Documents, in whole or in part; or

(vii)	alter the terms of this Section 14.14;

(viii)	permit any subordination of any of the Secured Obligations;

(ix)

amend the definitions of “Enforcement Date”, “Exposure”, “Finance Document”, “Finance Party”, “Prepayment Amount”, “Qualified Affiliate”, “Qualified Risk Management Agreement”, “Qualified Risk Management Lender”, “Risk Management Agreement”, “Secured Obligations” or “Secured Obligations Termination Date”; or

(x)	amend or waive Sections 9.6, 11.2, 11.3(b), 12.1, 12.2 (as it concerns the initial drawdown hereunder), 14.21, 14.24 or 15.5(a).

(c)	Notwithstanding Section 14.14(a), but subject to Section 14.14(e), without the prior written consent of each Qualified Risk Management Lender, no such amendment or waiver shall directly:

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(i)	permit any subordination of any of the Secured Obligations;

(ii)	except as otherwise permitted pursuant to Section 14.20, release or discharge any Guarantee or the Security Documents, in whole or in part;

(iii)	amend or alter the terms of Section 14.14; or

(iv)

amend the definitions of “Qualified Risk Management Agreements”, “Enforcement Date”, “Exposure”, “Finance Document”, “Finance Party”, “Qualified Affiliate”, “Qualified Risk Management Lender”, “Risk Management Agreement” or “Secured Obligations”.

(d)

No amendment to or waiver of any provision hereof to the extent it affects the rights or obligations of the Administrative Agent shall be effective without the prior written consent of the Administrative Agent.

(e)

A Qualified Risk Management Lender that is no longer a Lender or an Affiliate of a Lender shall not be entitled to vote on, consent to, waive or veto any of the matters set forth in Section 14.14 unless specifically set forth in this Section 14.14 or unless such former Lender ceased to be a Lender on account of a request of the Borrowers pursuant to Section 8.3. Notwithstanding any other provisions of this agreement, the Secured Obligations of each Qualified Risk Management Lender (including, for certainty, each Qualified Risk Management Lender that is no longer a Lender or an Affiliate of a Lender) shall at all times rank pari passu with the Secured Obligations of each other Finance Party and the Secured Obligations of the Finance Parties (including, for certainty, any Qualified Risk Management Lender that is no longer a Lender or an Affiliate of a Lender) shall be paid pro rata in accordance with their relative Exposures that are then due and payable, in each case regardless of any amendments made to this agreement after the date hereof. Notwithstanding any other provisions of this agreement, no amendment shall be made to this Section 14.14 without the written consent of each Qualified Risk Management Lender that is no longer a Lender or an Affiliate of a Lender and each other Finance Party.

(f)	[Intentionally deleted.]

(g)

Without the prior written consent of the Issuing Lenders, no amendment to or waiver of Article 14 or any other provision hereof to the extent it affects the rights or obligations of the Issuing Lenders shall be effective.

14.15 Determination by the Administrative Agent Conclusive and Binding

Any determination to be made by the Administrative Agent on behalf of or with the approval of the Lenders or the Majority Lenders under this agreement shall be made by the Administrative Agent in good faith and, if so made, shall be binding on all parties, absent manifest error. The Obligors are entitled to assume that any action taken by the Administrative Agent under or in connection with any Credit Document has been appropriately authorized by the Lenders or the Majority Lenders, as the case may be, pursuant to the terms hereof.

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14.16 Adjustments among Lenders after Acceleration

(a)

The Lenders agree that, at any time after all indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, they will at any time or from time to time upon the request of any Lender through the Administrative Agent purchase portions of the availments made available by the other Lenders which remain outstanding, and make any other adjustments which may be necessary or appropriate, in order that the amounts of the availments made available by the respective Lenders which remain outstanding, as adjusted pursuant to this Section 14.16, will be in the same proportions as their respective Pro Rata Shares thereof with respect to the Credit Facility immediately prior to such acceleration, cancellation or termination.

(b)

The Finance Parties agree that, at any time after all Indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to Section 13.1 or after the cancellation or termination of the Credit Facility, the amount of any repayment made by the Borrowers under this agreement, and the amount of any proceeds of the exercise of any rights or remedies of the Finance Parties under the Finance Documents, which are to be applied against amounts owing hereunder or thereunder as principal and/or other indebtedness then due and payable under any Finance Document, will be so applied in a manner such that to the extent possible, (i) the Exposure of each of the Finance Parties, after giving effect to such application, will be pro rata in accordance with the Finance Parties’ relative Exposures that are then due and payable and (ii) the amount of credit outstanding under the Credit Facility which is owing to each Lender, after giving effect to such application, will be pro rata in accordance with the Lenders’ Pro Rata Shares of the Credit Facility immediately prior to such acceleration, cancellation or termination.

(c)

For greater certainty, each Finance Party acknowledges and agrees that without limiting the generality of the provisions of Section 14.16(a) and (b), such provisions will have application if and whenever any Finance Party shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, compensation, or otherwise), other than on account of any monies owing or payable by the Borrowers to it under the Finance Documents in excess of its pro rata share of payments on account of monies owing by the Borrowers to all the Finance Parties thereunder.

(d)

Each Borrower agrees to be bound by and to do all things necessary or appropriate to give effect to any and all purchases and other adjustments made by and between the Finance Parties pursuant to this Section 14.16.

14.17 Redistribution of Payment

If a Finance Party shall receive payment, at any time after all Indebtedness of the Borrowers to the Lenders pursuant hereto has become immediately due and payable pursuant to

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Section 13.1 or after the cancellation or termination of the Credit Facility, of a portion of the aggregate amount of Secured Obligations then due and payable by an Obligor to the Finance Party (whether by set-off, repayment, the proceeds of the exercise of any rights or remedies of the Finance Parties under the Finance Documents or otherwise) which is greater than the proportion received by any other Finance Party in respect of the aggregate amount of Secured Obligations then due and payable to it (having regard to the respective Exposures of the Finance Parties that are then due and payable), the Finance Party receiving such proportionately greater payment shall purchase a participation (which shall be deemed to have been done simultaneously with receipt of such payment) in that portion of the aggregate outstanding Secured Obligations due and payable to the other Finance Party or Finance Parties so that the respective receipts shall be pro rata to their respective participation in the Secured Obligations that are then due and payable; provided, however, that if all or part of such proportionately greater payment received by such purchasing Finance Party shall be recovered from the Borrowers, such purchase shall be rescinded and the purchase price paid for such participation shall be returned by such selling Finance Party or Finance Parties to the extent of such recovery, but without interest.

14.18 Distribution of Notices

Except as otherwise expressly provided herein, promptly after receipt by the Administrative Agent of any notice or other document which is delivered to the Administrative Agent hereunder on behalf of the Lenders, the Administrative Agent shall provide a copy of such notice or other document to each of the Lenders; provided, however, that a copy of any such notice delivered at any time during the continuance of an Event of Default shall be delivered by the Administrative Agent to each of the Finance Parties.

14.19 Other Security Not Permitted

None of the Finance Parties shall be entitled to enjoy any Lien with respect to any of the Secured Assets other than the Security.

14.20 Discharge of Security

To the extent a sale or other disposition of the Secured Assets is permitted pursuant to the provisions hereof, the Finance Parties hereby authorize the relevant Security Agent, at the cost and expense of the Borrowers, to execute such discharges and other instruments which are necessary for the purposes of releasing and discharging the Security therein or for the purposes of recording the provisions or effect thereof in any office where the Security Documents may be registered or recorded or for the purpose of more fully and effectively carrying out the provisions of this Section 14.20.

14.21 Determination of Exposures

Concurrent with any request for any approval or instructions of the Majority Lenders and prior to any distribution of Cash Proceeds of Realization to the Finance Parties, the Administrative Agent shall request each Finance Party to provide to the Administrative Agent a written calculation of such Finance Party’s Exposure, each such calculation to be certified true and correct by the Finance Party providing same. Each Finance Party shall so provide such calculation

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within two Banking Days following the request of the Administrative Agent. Any such calculation provided by a particular Finance Party shall, absent manifest error, constitute prima facie evidence of such Finance Party’s Exposure at such time. With respect to each determination of the Exposure of the Finance Parties, the Administrative Agent shall promptly notify the Finance Parties. For the purposes of determining a particular Finance Party’s Exposure:

(a)	the Exposure of a Finance Party under any Credit Documents shall be the aggregate amount (expressed in United States dollars) owing to such Finance Party thereunder on such date;

(b)

the Exposure of a Qualified Risk Management Lender in respect of Qualified Risk Management Agreements shall be measured as the net exposure of such Qualified Risk Management Lender under all Qualified Risk Management Agreements with the Borrowers to which such Qualified Risk Management Lender is a party, being the aggregate exposure of such Qualified Risk Management Lender thereunder less the aggregate exposure of the Borrowers thereunder; the exposure of party to a Qualified Risk Management Agreement shall be, in the case of a Qualified Risk Management Agreement which has not been terminated as of such date, the total amount which would be owing to such party by the other party under such Qualified Risk Management Agreement in the event of the early termination as of such date of such Qualified Risk Management Agreement as a result of the occurrence of a default, event of default or termination event (however specified or designated) with respect to such party thereunder or, in the case of a Qualified Risk Management Agreement which has been terminated as of such date, the total amount which is owing to such party by the other party under such Qualified Risk Management Agreement, in each case expressed in United States dollars; and

(c)	the Exposure of the Administrative Agent, for the purposes of Section 14.24(b)(iii) and for no other purposes, shall not include the amounts distributed pursuant to Sections 14.24(b)(i) and (ii).

14.22 Decision to Enforce Security

Upon the Security becoming enforceable in accordance with its terms, the Administrative Agent shall promptly so notify each of the Finance Parties. The Administrative Agent or any Qualified Risk Management Lender may thereafter provide the Administrative Agent with a written request to enforce the Security. Forthwith after the receipt of such a request, the Administrative Agent shall seek the instructions of the Majority Lenders as to whether the Security should be enforced and the manner in which the Security should be enforced. In seeking such instructions, the Administrative Agent shall submit a specific proposal to the Finance Parties. From time to time, the Administrative Agent or any Qualified Risk Management Lender may submit a proposal to the Administrative Agent as to the manner in which the Security should be enforced and the Administrative Agent shall submit any such proposal to the Finance Parties for approval of the Majority Lenders. The Administrative Agent shall promptly notify the Finance Parties of all instructions and approvals of the Majority Lenders. If the Majority Lenders instruct the Security Agents to enforce the Security, each of the Finance Parties agree to accelerate the

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Secured Obligations owed to it to the extent permitted under the relevant Finance Document and in accordance with the relevant Finance Document.

14.23 Enforcement

The Security Agents reserves the sole right to enforce, or otherwise deal with, the Security and to deal with the Obligors in connection therewith; provided, however, that the Security Agents shall so enforce, or otherwise deal with, the Security as the Majority Lenders shall instruct.

14.24 Application of Cash Proceeds of Realization

(a)

All Proceeds of Realization not in the form of cash shall be forthwith delivered to the Security Agents and disposed of, or realized upon, by the Security Agents in such manner as the Majority Lenders may approve so as to produce Cash Proceeds of Realization.

(b)

Subject to the claims, if any, of secured creditors of the Obligors whose security ranks in priority to the Security, all Cash Proceeds of Realization shall be applied and distributed, and the claims of the Finance Parties shall be deemed to have the relative priorities which would result in the Cash Proceeds of Realization being applied and distributed, as follows:

(i)

firstly, to the payment of all reasonable costs and expenses incurred by either Security Agent (including, without limitation, all legal fees and disbursements) in the exercise of all or any of the powers granted to it hereunder or under the Guarantees or the Security Documents and in payment of all of the remuneration of any Receiver and all costs and expenses properly incurred by such Receiver (including, without limitation, all legal fees and disbursements) in the exercise of all or any powers granted to it under the Guarantees or the Security Documents;

(ii)	secondly, in payment of all amounts of money borrowed or advanced by either Security Agent or such Receiver pursuant to the Security Documents and any interest thereon;

(iii)

thirdly, to the payment of the Secured Obligations of the Borrowers (including holding as cash collateral to be applied against Secured Obligations of the Borrowers which have not then matured) to the Finance Parties pro rata in accordance with their relative Exposures; and

(iv)	the balance, if any, in accordance with Applicable Law.

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14.25 Survival

The provisions of Article 8, Article 10, Article 11 and Article 14 and all other provisions of this agreement which are necessary to give effect to each of the provisions thereof shall survive until the Secured Obligations Termination Date.

14.26 Erroneous Payments

(a)

If the Administrative Agent notifies a Lender or Finance Party, or any Person who has received funds on behalf of a Lender or Finance Party (any such Lender, Finance Party or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under Section 14.26(b)) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Finance Party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and held in trust for the benefit of the Administrative Agent, and such Lender or Finance Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two Banking Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of (x) the Federal Funds Effective Rate (provided, for the purpose of this Section 14.26, if at the relevant time the Federal Funds Effective Rate is less than zero, the Federal Funds Effective Rate at such time shall be deemed to be equal to zero) and (y) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this Section 14.26(a) shall be conclusive, absent manifest error.

(b)

Without limiting Section 14.26(a), each Lender or Finance Party, or any Person who has received funds on behalf of a Lender or Finance Party, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was

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not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender or Finance Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

(i)

(A) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and

(ii)

such Lender or Finance Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one Banking Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this 14.26(b).

(c)

Each Lender or Finance Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender or Finance Party under any Credit Document, or otherwise payable or distributable by the Administrative Agent to such Lender or Finance Party from any source, against any amount due to the Administrative Agent under Section 14.26(a) or under the indemnification provisions of this Agreement.

(d)

In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with Section 14.26(a), from any Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender at any time, (i) such Lender shall be deemed to have assigned its Loans (but not its Individual Commitment) of the relevant type(s) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Individual Commitment) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with the Borrowers) deemed to execute and deliver an instrument substantially in the form of Schedule C (or, to the extent applicable, an agreement incorporating an instrument substantially in the form of Schedule C by reference pursuant to an electronic platform such as SyndTrak or IntraLinks as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, (ii) the Administrative Agent as the assignee Lender shall

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be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender shall cease to be a Lender hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding, for the avoidance of doubt, its obligations under the indemnification provisions of this Agreement and its applicable Individual Commitment which shall survive as to such assigning Lender and (iv) the Administrative Agent may reflect in the accounts referenced in Section 3.9 its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. Subject to Section 15.5, the Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender (and/or against any recipient that receives funds on its respective behalf). For the avoidance of doubt, no Erroneous Payment Deficiency Assignment will reduce the Individual Commitment of any Lender and such Individual Commitment shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender or Finance Party under the Credit Documents with respect to each Erroneous Payment Return Deficiency.

(e)

The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Secured Obligations owed by the Borrowers or any other Obligor, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from (i) the Borrowers or any other Obligor or (ii) the proceeds of realization from the enforcement of one or more of the Credit Documents against or in respect of one or more of the Obligors.

(f)

To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including without limitation waiver of any defense based on “discharge for value” or any similar doctrine.

(g)

Each party’s obligations, agreements and waivers under this Section 14.26 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender the termination of the

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Individual Commitment and/or the repayment, satisfaction or discharge of all Secured Obligations (or any portion thereof) under any Credit Document.

14.27 Sustainability Linked Loan Amendment

None of the Administrative Agent, the Sustainability Structuring Agents or any Arranger, acting in such capacities make any assurances as to (i) whether this agreement meets any criteria or expectations of the Borrowers or any Lender with regard to environmental impact and sustainability performance, (ii) whether the characteristics of the relevant sustainability performance targets and/or key performance indicators included in the agreement, including any environmental and sustainability criteria or any computation methodology with respect thereto, meet any industry standards for sustainability-linked credit facilities, or (iii) whether the relevant SPT Metrics or thresholds or targets with respect thereto will be attainable or able to be maintained by the Borrowers, and (b) each such Lender has performed its own independent investigation and analysis of this Agreement and the other Credit Documents and whether this agreement and the other Credit Documents meet such Lender’s criteria or expectations with regard to environmental impact and/or sustainability performance. Neither the Administrative Agent nor the Sustainability Structuring Agents shall have any responsibility for (or liability in respect of) reviewing, auditing or otherwise evaluating any calculation by the Borrowers of (i) the relevant sustainability performance targets and/or key performance indicators or (ii) any Applicable Sustainability Margin Adjustment (or any of the data or computations that are part of or related to any such calculation) set forth in any Sustainability Certificate. The Sustainability Structuring Agents shall have the same immunities, indemnities (including reimbursement for expenses) and exclusions from liability as are prescribed in favour of the Administrative Agent in this agreement, which shall apply mutatis mutandis, subject to, in each instance any Sustainability Structuring Agents’ gross negligence or wilful misconduct.

ARTICLE 15

MISCELLANEOUS

15.1 Notices

All notices and other communications provided for herein shall be in writing and shall be personally delivered to an officer of the addressee charges prepaid or sent by email at or to the applicable party hereto at the address or email address (which email notice shall be sent with a “read receipt” request), as the case may be, below or to such other address or addresses or email addresses or numbers as any party hereto may from time to time designate to the other parties in such manner. Any communication which is personally delivered as aforesaid shall be deemed to have been validly and effectively given on the date of such delivery if such date is a Banking Day and such delivery was made prior to 12:00 p.m. (Toronto time); otherwise, it shall be deemed to have been validly and effectively given on the Banking Day next following such date of delivery. Any party sending a notice by email shall, in order to constitute a valid notice hereunder, have received confirmation of receipt from the intended recipient’s email server.

In the case of the Borrowers:	Torex Gold Resources Inc. Minera Media Luna, S.A. de C.V.

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130 King Street West, Suite 740
Toronto, ON M5X 2A2
	Attention:	[REDACTED – personal information]
	Email:	[REDACTED – personal information]

In the case of the Lenders:	Bank of Montreal [REDACTED – address]

	Attention:	[REDACTED – personal information]
	Email:	[REDACTED – personal information]

The Bank of Nova Scotia [REDACTED – address]
	Attention:	[REDACTED – personal information]
	Email:	[REDACTED – personal information]

ING Bank N.V., Dublin Branch [REDACTED – address]
	Attention:	[REDACTED – personal information]
	Email:	[REDACTED – personal information]

Canadian Imperial Bank Of Commerce [REDACTED – address]
	Attention:	[REDACTED – personal information]
	Email:	[REDACTED – personal information]

National Bank of Canada [REDACTED – address]
	Attention:	[REDACTED – personal information]
	Email:	[REDACTED – personal information]

In the case of the Administrative Agent:	Bank of Montreal [REDACTED – address]
	Attention:	[REDACTED – personal information]
	Email:	[REDACTED – personal information]

With a copy to and for all other purposes:

	Attention:	[REDACTED – personal information]
	Email:	[REDACTED – personal information]

15.2 Severability

Any provision hereof which is prohibited or unenforceable shall be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof.

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15.3 Counterparts

This agreement may be executed in one or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Delivery of an executed counterpart by facsimile or electronic means shall be equally as effective as delivery of an original executed counterpart.

15.4 Successors and Assigns

This agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective successors and permitted assigns.

15.5 Assignment

(a)

Neither the Credit Documents nor the benefit thereof may be assigned by either Borrower. No Lender shall sell any participation pursuant to Section 15.5(b), nor make any assignment pursuant to Section 15.5(c), to an Obligor or any Affiliate thereof.

(b)

A Lender may at any time sell to one or more other persons (“Participants”) participating interests (each, a “Participation”) in any credit outstanding hereunder, any commitment of such Lender hereunder or any other interest of the Lender hereunder. In the event of any such sale by a Lender of a participating interest to a Participant, such Lender’s obligations under this agreement to each Borrower shall remain unchanged, such Lender shall remain solely responsible for the performance thereof and the Obligors shall continue to be obligated to such Lender in connection with such Lender’s rights under this agreement. Each Borrower agrees that if amounts outstanding under this agreement are due and unpaid, or shall have been declared to be or shall have become due and payable upon the occurrence of an Event of Default, or any Default which might mature into an Event of Default, each Participant shall be deemed to have the right of setoff in respect of its participating interest in amounts owing under this agreement to the same extent as if the amount of its participating interest were owing directly to it as the relevant Lender under this agreement. Each Borrower also agrees that each Participant shall be entitled to the benefits of Article 8 with respect to its participation hereunder and for the purposes of Article 8 such Participant shall be deemed to be a Lender to the extent of such participation, provided, that such Participant shall have complied with obligations of a Lender provided in Article 8 and that no Participant shall be entitled to receive any greater amount pursuant to such Article than the relevant Lender would have been entitled to receive in respect of the amount of the participation transferred by the relevant Lender to such Participant had no such transfer occurred.

(c)

With the prior written consent of the Administrative Agent, the Issuing Lenders and, so long as no Default shall have occurred and be continuing, the Borrowers, a Lender may at any time sell all or any part of its rights and obligations under the Credit Documents (each, a “Sale”) to one or more Persons (“Purchasing

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Lenders”). Upon such sale, the relevant Lender shall, to the extent of such sale, be released from its obligations under the Credit Documents and each of the Purchasing Lenders shall become a party to the Credit Documents to the extent of the interest so purchased. Any such assignment by a Lender shall not be effective unless and until such Lender has paid to the Administrative Agent an assignment fee in the amount of $3,500 for each Purchasing Lender, unless and until the Purchasing Lender has executed an instrument substantially in the form of Schedule C hereto whereby the Purchasing Lender has agreed to be bound by the terms of the Credit Documents as a Lender and has agreed to a specific Individual Commitment with respect to the Credit Facility and a specific address, telefacsimile number and email address for the purpose of notices as provided in Section 15.1 and unless and until the requisite consents to such assignment have been obtained and unless and until a copy of a fully executed copy of such instrument has been delivered to each of the Administrative Agent, the Issuing Lenders and the Borrowers. Upon any such assignment becoming effective, Schedule A hereto shall be deemed to be amended to include the Purchasing Lender as a Lender with the specific Individual Commitment with respect to the Credit Facility, address, telefacsimile number and email address as aforesaid and the Individual Commitment of the Lender making such assignment shall be deemed to be reduced by the amount of the Individual Commitment of the Purchasing Lenders with respect to the Credit Facility. Notwithstanding the foregoing, no consent shall be required, nor shall any assignment fee be payable, where a Lender assigns all or any part of its rights and obligations hereunder to one or more of its Affiliates or pledges or assigns its rights hereunder to a Federal Reserve Bank of the United States, the Bank of Canada or the European Central Bank. For the purposes hereof, any required consent of the Borrowers shall be deemed to be granted unless the Borrowers shall have refused the requested consent in writing within five days of receiving a notice for such request pursuant to Section 15.1. Each Lender confirms that, at any time prior to the occurrence and continuance of an Event of Default, it shall not make an assignment pursuant to Section 15.5(c) to a competitor of the Borrowers active in the mining industry.

(d)

On behalf of itself and the other Obligors, each Borrower authorizes the Administrative Agent and the Lenders to disclose to any Participant or Purchasing Lender (each, a “Transferee”) and any prospective Transferee or any professional advisor of any Transferee or prospective Transferee and authorizes each of the Lenders to disclose to any other Lender any and all financial information in their possession concerning the Obligors which has been delivered to them by or on behalf of any Obligor pursuant to this agreement or which has been delivered to them by or on behalf of any Obligor in connection with their credit evaluation of the Obligors prior to becoming a party to this agreement, so long as any such Transferee agrees not to disclose any confidential, non-public information to any Person other than its non-brokerage affiliates, employees, accountants or legal counsel, unless required by law and authorizes each of the Lenders to disclose to any other Lender and to any Person where disclosure is required by law, regulation,

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legal process or regulatory authority (for certainty under any circumstance and not solely in connection with assignment of rights).

15.6 Entire Agreement

This agreement and the agreements referred to herein and delivered pursuant hereto (including, without limitation, the Fee Letter) constitute the entire agreement between the parties hereto and supersede any prior agreements, undertakings, declarations, representations and understandings, both written and verbal, in respect of the subject matter hereof.

15.7 Further Assurances

The Borrowers shall, and shall cause the Guarantor to, from time to time and at all times hereafter, upon every reasonable request of the Administrative Agent, make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the reasonable opinion of the Administrative Agent for more effectually implementing and carrying out the true intent and meaning of the Credit Documents or any agreement delivered pursuant hereto or thereto and such additional security, legal opinions, consents, approvals, acknowledgements, undertakings, non-disturbance agreements, directions and negotiable documents of title in connection with the property and assets of the Obligors, in form and substance satisfactory to the Administrative Agent, as the Administrative Agent may from time to time request, to ensure (i) that all Secured Assets are subject to a Lien in favour of the Security Agents and (ii) the intended first ranking priority of such Liens (including, without limitation, taking all reasonable actions requested by the Administrative Agent to expedite the deposit and registration of all Security Documents governed by the laws of Mexico). The Borrowers shall, and shall cause the Guarantor to, from time to time and at all times hereafter, upon every reasonable request of the any Lender , make, do, execute, and deliver or cause to be made, done, executed and delivered all such further acts, deeds, assurances and things as may be necessary in the reasonable opinion of such Lender in order to allow such Lender to comply with any applicable “know your client” requirements.

15.8 Judgment Currency

(a)

If, for the purpose of obtaining or enforcing judgment against a Borrower in any court of any jurisdiction, it becomes necessary to convert into a particular currency (such currency being hereinafter in this Section 15.8 referred to as the “Judgment Currency”) an amount due in another currency (such other currency being hereinafter in this Section 15.8 referred to as the “Indebtedness Currency”) under this agreement, the conversion shall be made at the rate of exchange prevailing on the Banking Day immediately preceding:

(i)

the date of actual payment of the amount due, in the case of any proceeding in the courts of the Province of Ontario or in the courts of any other jurisdiction that will give effect to such conversion being made on such date; or

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(ii)

the date on which the judgment is given, in the case of any proceeding in the courts of any other jurisdiction (the date as of which such conversion is made pursuant to this Section 15.8(a)(ii) being hereinafter in this Section 15.8 referred to as the “Judgment Conversion Date”).

(b)

If, in the case of any proceeding in the court of any jurisdiction referred to in Section 15.8(a)(ii), there is a change in the rate of exchange prevailing between the Judgment Conversion Date and the date of actual payment of the amount due, the relevant Obligor shall pay to the appropriate judgment creditor or creditors such additional amount (if any, but in any event not a lesser amount) as may be necessary to ensure that the amount paid in the Judgment Currency, when converted at the rate of exchange prevailing on the date of payment, will produce the amount of the Indebtedness Currency which could have been purchased with the amount of Judgment Currency stipulated in the judgment or judicial order at the rate of exchange prevailing on the Judgment Conversion Date.

(c)

Any amount due from a Borrower under the provisions of Section 15.8(b) shall be due to the appropriate judgment creditor or creditors as a separate debt and shall not be affected by judgment being obtained for any other amounts due under or in respect of this agreement.

(d)

The term “rate of exchange” in this Section 15.8 means the 4:30 pm (Toronto time) spot rate of exchange for Canadian interbank transactions applied in converting the Indebtedness Currency into the Judgment Currency published by the Bank of Canada for the day in question.

15.9 Currency Equivalents

Calculation of currency equivalents (for any amount, its “Equivalent”) on any day shall be based on the foreign exchange spot mid-rates for such day reported in The Wall Street Journal, Eastern Edition, or, if not so reported, on the mid-market foreign exchange spot closing rates for such day reported in the Financial Times, or, if not so reported, on spot foreign exchange mid-market rates for trading among banks in amounts of $1,000,000 and more as quoted by or to the Administrative Agent.

15.10 Waivers of Jury Trial

EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT TO WHICH IT IS A PARTY AND FOR ANY COUNTERCLAIM THEREIN.

- 141 -	Sixth Amended and Restated Credit Agreement

15.11 Titles

For certainty, the Persons named herein as “Joint Lead Arrangers” shall have no responsibilities or obligations hereunder in their respective capacities as such.

15.12 Confidentiality

(a)

Each Finance Party agrees to use commercially reasonable efforts to ensure that financial statements or other information relating to the Obligors which may be delivered to it pursuant to this agreement and which are not publicly filed or otherwise made available to the public generally will be treated confidentially by such Finance Party and that such financial statements or other information will not, except with the written consent of the Borrowers, be distributed or otherwise made available by any Finance Party to any Person other than its affiliates or its directors, officers, employees, authorized agents, counsel, auditors or other representatives (provided the other representatives have agreed or are under a duty to keep all information confidential) who that Finance Party considers appropriate to have such information. Each Finance Party is authorized to deliver a copy of any financial statements or any other information which may be delivered to it pursuant to this agreement, to (i) another Finance Party, (ii) any actual or potential Transferee provided the Transferee agrees to keep all such information confidential, (iii) any Official Body having jurisdiction over such Finance Party in order to comply with any applicable law, regulation or legal process, (iv) any organization for league table purposes provided the information so provided is limited to that specific information required for such league table purposes and (v) to any insurer, insurance broker or reinsurer; provided, however, that the foregoing confidentiality provisions shall not apply to information which is already known to the relevant Finance Party at the time of disclosure or is lawfully obtained by such Finance Party after disclosure and that, as concerns clause (v), any such insurer, insurance broker or reinsurer agrees not to disclose any confidential, non-public information to any Person other than its affiliates, employees, accountants or legal counsel, or unless required by law and that the information so provided to any such insurer, insurance broker or reinsurer is limited to that needed by it to effect the contemplated insurance or reinsurance and is otherwise customary in nature. Nothing in any Credit Document shall prevent disclosure of any confidential information or other matter to the extent that preventing that disclosure would otherwise cause any transaction contemplated by the Credit Documents, or any transaction carried out in connection with any transaction contemplated thereby, to become an arrangement described in Part II A 1 of Annex IV of Directive 2011/16/EU

(b)

Subject to Section 15.12(a), (i) all publicity in connection with the Credit Facility shall be managed by the Joint Lead Arrangers in consultation with the Borrowers and (ii) no announcements regarding the Credit Facility or any roles as arranger, lender or agent shall be made without the prior written consent of the Borrowers and each of the Joint Lead Arrangers. For certainty, the Borrowers may disclose this Agreement and the contents hereof as required by Applicable Law.

- 142 -	Sixth Amended and Restated Credit Agreement

(c)

Notwithstanding Section 15.12(a) and (b), the Joint Lead Arrangers reserve the right to provide to industry trade organizations such necessary and customary information in respect of the Credit Facility as may be needed for inclusion in league table measurements. Further the Joint Lead Arrangers shall be permitted to use information related to the syndication and arrangement of the Credit Facility in connection with marketing or other transactional announcements or updates subject to confidentiality obligations or disclosure restrictions reasonably requested by the Borrowers.

This Section 15.12 supersedes and replaces any confidentiality agreements previously executed by any Obligor, on the one hand and any Joint Lead Arranger, on the other.

15.13 [Intentionally deleted.]

15.14 International Banking Facilities

Certain Lenders intend to book extensions of credit hereunder on the books and records of their respective international banking facilities, which will constitute an extension of credit within the meaning of Section 204.8(a)(3) of Regulation D. Accordingly, pursuant to Regulation D, the Borrowers, as non-bank entities located outside of the United States, acknowledge that such Lenders have notified them that it is the policy of the FRB that extensions of credit by international banking facilities may be used only to finance operations outside of the United States of the Borrowers or their respective Affiliates which are located outside the United States. The Borrowers hereby agree to comply with such policy.

15.15 AML Laws

(a)

The Companies are in compliance with all anti-money laundering laws, rules, regulations and orders of jurisdictions applicable to the Companies (collectively, “AML Laws”), including without limitation, the USA PATRIOT Act (as hereinafter defined); (i) to the knowledge of the Borrowers, no investigation, action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator, involving any Company, with respect to AML Laws is currently pending or threatened; and (ii) the Borrowers agree to provide the Lenders with all information reasonably required by the Lenders to carry out the Lenders’ obligations under applicable AML Laws and the Lenders’ anti-money laundering policies and procedures.

(b)

Neither the Companies nor, to the knowledge of the Companies, any of their respective employees, directors, officers or agents, in each case, acting on any Company’s behalf, have corruptly paid, offered or promised to pay, or authorized payment of any monies or a thing of value, directly or indirectly, to any “foreign official” (as such term is defined in the U.S. Foreign Corrupt Practices Act of 1977, as amended (the “FCPA”) or any foreign political party or official thereof or candidate for political office, for the purpose of obtaining or retaining business, or directing business to any Person, or obtaining any other improper advantage, in each case in violation of the FCPA, the UK Bribery Act of 2010 or the Corruption

- 143 -	Sixth Amended and Restated Credit Agreement

of Foreign Public Officials Act (Canada) and the rules and regulations promulgated thereunder (collectively, “Anti-Corruption Laws”), and to the knowledge of the Borrowers, no investigation, action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator, involving any Company, with respect to Anti-Corruption Laws, is currently pending or threatened.

(c)

The Borrowers shall, and shall cause the other Companies to maintain in effect and enforce policies and procedures designed to ensure compliance by the Borrowers, any Person that is an Affiliate of a Borrower, including the other Companies, and, to the extent commercially reasonable, its agents, with Anti-Corruption Laws and applicable Sanctions.

15.16 USA Patriot Act

Each Lender subject to the Patriot Act (as hereinafter defined) hereby notifies the Borrowers that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107 56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies the borrower, guarantor or grantor (the “Loan Parties”), which information includes the name and address of each Loan Party and other information that will allow such Lender to identify such Loan Party in accordance with the Patriot Act.

15.17 Acknowledgement and Consent to Bail-In of EEA Financial Institutions

Notwithstanding any other term of any Finance Document or any other agreement, arrangement or understanding between the Parties, each Party acknowledges and accepts that any liability of any Party to any other Party under or in connection with the Finance Documents may be subject to Bail-In Action by the relevant Resolution Authority and acknowledges and accepts to be bound by the effect of:

(a)	any Bail-In Action in relation to any such liability, including (without limitation):

(i)	a reduction, in full or in part, in the principal amount, or outstanding amount due (including any accrued but unpaid interest) in respect of any such liability;

(ii)	a conversion of all, or part of, any such liability into shares or other instruments of ownership that may be issued to, or conferred on, it; and

(iii)	a cancellation of any such liability; and

(b)	a variation of any term of any Finance Document to the extent necessary to give effect to any Bail-In Action in relation to any such liability.

15.18 [Intentionally deleted.]

[The remainder of this page is intentionally left blank.]

- 144 -	Sixth Amended and Restated Credit Agreement

IN WITNESS WHEREOF the parties hereto have executed and delivered this agreement on the date first written above.

TOREX GOLD RESOURCES INC., as a Borrower

By:	“Andrew Snowden”
Name: Andrew Snowden
Title: Chief Financial Officer

By:
Name:
Title:

MINERA MEDIA LUNA, S.A. DE C.V., as a Borrower

By:	“Andrew Peter Snowden”
Name: Andrew Peter Snowden
Title: President

By:	“Rodrigo Alfonso Sanchez Mejorada V.”
Name:Rodrigo Alfonso Sanchez Mejorada V.
Title: Secretary

- Signature Pages - Sixth Amended and Restated Credit Agreement -

BANK OF MONTREAL, as Administrative Agent

By:	“Chris Henstock”
Name: Chris Henstock
Title: Managing Director

By:
Name:
Title:

- Signature Pages - Sixth Amended and Restated Credit Agreement -

BANK OF MONTREAL, as Lender

By:	“Chris Henstock”
Name: Chris Henstock
Title: Managing Director

By:
Name:
Title:

- Signature Pages - Sixth Amended and Restated Credit Agreement -

THE BANK OF NOVA SCOTIA, as Lender

By:	“Stephen MacNeil”
Name: Stephen MacNeil
Title: Managing Director

By:	“Lavinia Ban”
Name: Lavinia Ban
Title: Associate Director

- Signature Pages - Sixth Amended and Restated Credit Agreement -

ING BANK N.V., DUBLIN BRANCH, as Lender

By:	“Padraig Matthews”
Name: Padraig Matthews
Title: Director

By:	“Rosemary Healy”
Name: Rosemary Healy
Title: Director

- Signature Pages - Sixth Amended and Restated Credit Agreement -

CANADIAN IMPERIAL BANK OF COMMERCE, as Lender

By:	“Peter Yoo”
Name: Peter Yoo
Title: Executive Director

By:	“Kazim Mehdi”
Name: Kazim Mehdi
Title: Managing Director

- Signature Pages - Sixth Amended and Restated Credit Agreement -

NATIONAL BANK OF CANADA, as Lender

By:	“Zain Ahmed”
Name: Zain Ahmed
Title: Director

By:	“David Torrey”
Name: David Torrey
Title: Managing Director & Head of CCM

- Signature Pages - Sixth Amended and Restated Credit Agreement -

BANK OF MONTREAL, as Sustainability Structuring Agent

By:	“Chris Henstock”
Name: Chris Henstock
Title: Managing Director

By:
Name:
Title:

- Signature Pages - Sixth Amended and Restated Credit Agreement -

ING CAPITAL LLC, as Sustainability Structuring Agent

By:	“Remko van de Water”
Name: Remko van de Water
Title: Managing Director

By:	“Remco Meeuwis”
Name: Remco Meeuwis
Title: Director

- Signature Pages - Sixth Amended and Restated Credit Agreement -

SCHEDULE A

LENDERS AND INDIVIDUAL COMMITMENTS

Lenders	Individual Commitment
Bank of Montreal	Credit Facility: $[REDACTED – commercially sensitive information]
The Bank of Nova Scotia	Credit Facility: $[REDACTED – commercially sensitive information]
Canadian Imperial Bank of Canada	Credit Facility: $[REDACTED – commercially sensitive information]
ING Bank N.V., Dublin Branch	Credit Facility: $[REDACTED – commercially sensitive information]
National Bank of Canada	Credit Facility: $[REDACTED – commercially sensitive information]

Sixth Amended and Restated Credit Agreement

SCHEDULE B

COMPLIANCE CERTIFICATE

TO:	Bank of Montreal, as Administrative Agent

I,             , a [Senior Officer] of Torex Gold Resources Inc. (the “Canadian Borrower”), hereby certify that:

1.

I am a duly appointed [Senior Officer] of the Canadian Borrower named in the sixth amended and restated credit agreement made as of June 25, 2025, as amended (the “Credit Agreement”) between, inter alia, the Borrowers, the Lenders named therein, and Bank of Montreal, as Administrative Agent of the Lenders, and as such I am providing this Certificate for and on behalf of the Canadian Borrower pursuant to the Credit Agreement.

2.	I am familiar with and have examined the provisions of the Credit Agreement including, without limitation, those of Article 10, Article 11 and Article 13 therein.

3.	To the best of my knowledge, information and belief and after due inquiry, no Default has occurred and is continuing.

As at or for the relevant period ending , the amounts and financial ratios as contained in Sections 11.2(a) – (d) of the Credit Agreement are as follows and detailed calculations thereof are attached hereto:

		Actual Amount or Percentage	Required Amount or Percentage
(a)	Interest Coverage Ratio		≥ 3.0:1
(b)	Net Leverage Ratio		≤ 3.50:1
(c)	Minimum Tangible Net Worth		>$1,000,000,000 plus 50% of the Canadian Borrower’s consolidated positive net income from and including the Fiscal Quarter ending March 31, 2024

The attached calculation worksheet as per the financial statements as at the relevant period ending       accurately sets out the information therein contained.

4.	As at the last date of the most recently completed Fiscal Quarter, the Immaterial Subsidiaries were .

5.	The following new Material Contracts have been entered into since the last date of the most recently completed Fiscal Quarter, copies of which have been provided to the Administrative Agent:

Sixth Amended and Restated Credit Agreement

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6.	Unless the context otherwise requires, capitalized terms in the Credit Agreement which appear herein without definitions shall have the meanings ascribed thereto in the Credit Agreement.

DATED this      day of       ,    .

(Signature)
(Name - please print)
(Title of Senior Financial Officer)

- 2 -	Sixth Amended and Restated Credit Agreement

CALCULATION WORKSHEET

Following the definitions and calculations more fully defined in the Credit Agreement:

Rolling EBITDA	A	$

Rolling Interest Coverage	B
$

Interest Coverage Ratio	A / B		X

Net Indebtedness	C

EBITDA

Rolling EBITDA	D

Net Leverage Ratio	C / D		X

Tangible Net Worth	E

50% of the Canadian Borrower’s consolidated positive net income from and including the Fiscal Quarter ending March 31 [2024/2025]	F

Minimum Tangible Net Worth	E+F		X

- 3 -	Sixth Amended and Restated Credit Agreement

SCHEDULE C

FORM OF ASSIGNMENT

Dated       , 20

Reference is made to the sixth amended and restated credit agreement made as of June 25, 2025, (as amended to the date hereof, the “Credit Agreement”) between, inter alia, Torex Gold Resources Inc., as a borrower, Minera Media Luna, S.A. DE C.V., as a borrower, the Lenders named therein and Bank of Montreal, as Administrative Agent of the Finance Parties (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

          (the “Assignor”) and           (the “Assignee”) agree as follows:

(a) The Assignor hereby sells and assigns to the Assignee, and the Assignee hereby purchases and assumes from the Assignor, a     % interest in and to all of the Assignor’s rights and obligations under the Credit Agreement as it relates to the Credit Facility as of the Effective Date (as defined below) (including, without limitation, such percentage interest in the Assignor’s Individual Commitment with respect to the Credit Facility as in effect on the Effective Date, the credit extended by the Assignor under the Credit Facility and outstanding on the Effective Date and the corresponding rights and obligations of the Assignor under all of the Credit Documents as it relates to the Credit Facility).

(b) The Assignor (i) represents and warrants that as of the date hereof its Individual Commitment with respect to the Credit Facility is $      (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby), and the aggregate outstanding amount of credit extended by it under the Credit Facility is $      (without giving effect to assignments thereof which have not yet become effective, including, but not limited to, the assignment contemplated hereby); (ii) represents and warrants that it is the legal and beneficial owner of the interest being assigned by it hereunder and that such interest is free and clear of any adverse claim; (iii) makes no representation or warranty and assumes no responsibility with respect to any statements, warranties or representations made in or in connection with the Credit Documents or the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Credit Documents or any other instrument or document furnished pursuant thereto; (iv) makes no representation or warranty and assumes no responsibility with respect to the financial condition of any Obligor or the performance or observance by the Obligors of any of their obligations under the Credit Documents or any other instrument or document furnished pursuant thereto; and (v) gives notice to the Administrative Agent, the Issuing Lenders and the Borrowers of the assignment to the Assignee hereunder.

(c) The effective date of this Assignment (the “Effective Date”) shall be the later of       and the date on which a copy of a fully executed copy of this Assignment has been delivered to the Borrowers and the Administrative Agent in accordance with Section 15.5(c) of the Credit Agreement.

Sixth Amended and Restated Credit Agreement

(d) The Assignee hereby agrees to the specific Individual Commitment of $      with respect to Credit Facility and to the address and telefacsimile number set out after its name on the signature page hereof for the purpose of notices as provided in Section 15.1 of the Credit Agreement.

(e) As of the Effective Date (i) the Assignee shall, in addition to any rights and obligations under the Credit Documents held by it immediately prior to the Effective Date, have the rights and obligations under the Credit Documents that have been assigned to it pursuant to this Assignment and (ii) the Assignor shall, to the extent provided in this Assignment, relinquish its rights and be released from its obligations under the Credit Documents.

The Assignee hereby expressly ratifies the power of attorney given in favour of the Administrative Agent under Section 14.1 of the Credit Agreement.

The Assignor and Assignee shall make all appropriate adjustments in payments under the Credit Documents for periods prior to the Effective Date directly between themselves.

This Assignment shall be governed by, and construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein.

[ASSIGNOR]

By:
Title:

[ASSIGNEE]

By:
Title:

Address:

Attention:
Telefax:

- 2 -	Sixth Amended and Restated Credit Agreement

Acknowledged and agreed to as of this       day of       , 20 .

BANK OF MONTREAL, as Administrative Agent and as Issuing Lender

By:
Name:
Title:

By:
Name:
Title:

THE BANK OF NOVA SCOTIA, as Issuing Lender

By:
Name:
Title:

By:
Name:
Title:

- 3 -	Sixth Amended and Restated Credit Agreement

SCHEDULE D

FORM OF DRAWDOWN NOTICE

TO:	Bank of Montreal, as Administrative Agent

	Attention:	[REDACTED – personal information]
	Email:	[REDACTED – personal information]

RE:	Sixth amended and restated credit agreement made as of June 25, 2025, (as amended to the date hereof, the “Credit Agreement”) between, inter alia, Torex Gold Resources Inc., as Canadian Borrower, Minera Media Luna, S.A. DE C.V., as Mexican Borrower, the Lenders named therein and Bank of Montreal, as Administrative Agent of the Finance Parties

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably notifies you that it wishes to draw down under the Credit Facility on [date of drawdown] as follows:

1.	Availment Option:

2.	Amount:

3.	If Term Benchmark Loan, Interest Period:

4.	If Letter,

(c)	Amount:

(d)	Term:

(e)	Beneficiary:

(f)	Address of Beneficiary:

(g)	Purpose and Nature:

(h)	Documents for Drawing:

(i)	Other terms and conditions (including proposed form of the Letter):

The undersigned hereby confirms that no Default has occurred and is continuing as at the date hereof or would arise immediately after giving effect to or as a result of the extension of credit requested hereby.

Sixth Amended and Restated Credit Agreement

All capitalized terms defined in the Credit Agreement and used herein shall have the meanings ascribed thereto in the Credit Agreement.

DATED the     day of       ,    .

[TOREX GOLD RESOURCES INC./ MINERA MEDIA LUNA, S.A. DE C.V.]

By:
Name:
Title:

- 2 -	Sixth Amended and Restated Credit Agreement

SCHEDULE E

FORM OF ROLLOVER NOTICE

TO:

Bank of Montreal, as Administrative Agent

[REDACTED – address]

Attention: [REDACTED – personal information]

Email: [REDACTED – personal information]

With a copy to:

Attention: [REDACTED – personal information]

Email: [REDACTED – personal information]

RE:	Sixth amended and restated credit agreement dated as of June 25, 2025 (as amended, modified or supplemented to the date hereof, the “Credit Agreement”) between Torex Gold Resources Inc., as Canadian Borrower, Minera Media Luna, S.A. DE C.V., as Mexican Borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a rollover of outstanding credit under the Credit Facility on [date of rollover] as follows:

Term Benchmark Loans

Maturity Date of Maturing Term Benchmark Loan
Principal Amount of Maturing Term Benchmark Loan	$
Portion Thereof to be Replaced	$
Interest Period of New Term Benchmark Loan		months

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text thereof) except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

Sixth Amended and Restated Credit Agreement

DATED the      day of        , 20   .

[TOREX GOLD RESOURCES INC./ MINERA MEDIA LUNA, S.A. DE C.V.]

By:
Name:
Title:

By:
Name:
Title:

- 2 -	Sixth Amended and Restated Credit Agreement

SCHEDULE F

FORM OF CONVERSION NOTICE

TO:

Bank of Montreal, as Administrative Agent

[REDACTED – address]

Attention: [REDACTED – personal information]

Email: [REDACTED – personal information]

With a copy to:

Attention: [REDACTED – personal information]

Email: [REDACTED – personal information]

RE:	Sixth amended and restated credit agreement dated as of June 25, 2025 (as amended to the date hereof, the “Credit Agreement”) between Torex Gold Resources Inc., as Canadian Borrower, Minera Media Luna, S.A. DE C.V., as Mexican Borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Lenders

Pursuant to the terms of the Credit Agreement, the undersigned hereby irrevocably requests a conversion of outstanding credit under the Credit Facility on [date of conversion] as follows:

Converting From	Converting Into

Term Benchmark Loans Maturity Date of Maturing Term Benchmark Loan: Principal Amount of Maturing Term Benchmark Loan: $ Portion Thereof to be converted: $	Term Benchmark Loans Principal Amount of New Term Benchmark Loan: $ Interest Period of New Term Benchmark Loan: months
Base Rate Loans	Base Rate Loan

Principal Amount of Base Rate Canada Loan to be converted: $ Portion Thereof to be converted: $	Principal Amount of New Base Rate Loan: $

No Default or Event of Default has occurred and is continuing nor will arise as a result of the extension of credit hereby requested and the undersigned hereby confirms the truth and accuracy of the representations and warranties set forth in Article 10 of the Credit Agreement in all material respects (except that such materiality qualifier shall not be applicable to any representations and warranties that are already qualified or modified by materiality in the text

Sixth Amended and Restated Credit Agreement

thereof) except to the extent any such representation and warranty expressly relates solely to an earlier date.

All capitalized terms defined in the Credit Agreement and used herein shall have the meaning ascribed thereto in the Credit Agreement.

DATED the      day of       , 20  .

[TOREX GOLD RESOURCES INC./ MINERA MEDIA LUNA, S.A. DE C.V.]

By:
Name:
Title:

By:
Name:
Title:

- 2 -	Sixth Amended and Restated Credit Agreement

SCHEDULE G

CORPORATE STRUCTURE

Sixth Amended and Restated Credit Agreement

SCHEDULE H

SECURITY DOCUMENTS

1.	Second Amended and Restated General Security Agreement made as of July 25, 2024 among the Canadian Borrower and the Administrative Agent, governed by the laws of the Province of Ontario;

2.	Confirmation of Security Interest in Intellectual Property dated August 14, 2014 granted by the Canadian Borrower;

3.	Second Amended and Restated General Security Agreement made as of July 25, 2024 among TGRXM and the Administrative Agent, governed by the laws of the Province of Ontario;

4.	Confirmation of Guarantees and Security dated August 3, 2023 granted by each Obligor, governed by the laws of the Province of Ontario;

5.	Confirmation of Guarantees and Security dated June 25, 2025 granted by each Obligor, governed by the laws of the Province of Ontario;

6.	Amended and Restated US Security Agreement dated as July 25, 2024 among the Mexican Borrower and the Administrative Agent, governed by the laws of the State of New York;

7.

Deposit Account Control Agreement dated as of October 12, 2023 among the Mexican Borrower, the Administrative Agent and BMO Harris Bank N.A., as account bank (“BMO Harris”) with respect to account number 3324118, governed by the laws of the State of New York;

8.

Deposit Account Control Agreement dated as of October 12, 2023 among the Mexican Borrower, the Administrative Agent and BMO Harris with respect to account number 3328127, governed by the laws of the State of New York;

9.

Amendment and Restatement Agreement to the Share Pledge Agreement dated on August 17, 2022 dated July 25, 2024 among the Canadian Borrower, as pledgor, the Administrative Agent, as pledgee and Caymus Holding, as company, governed by the laws of the Grand Duchy of Luxembourg;

10.

Amendment and Restatement Agreement to the Share Pledge Agreement dated on August 17, 2022 dated July 25, 2024 among Caymus Holding, as pledgor, the Administrative Agent, as pledgee and Groth Holding, as company, governed by the laws of the Grand Duchy of Luxembourg;

11.

Amendment and Restatement Agreement to the Account Pledge Agreement dated on August 17, 2022 dated July 25, 2024 among Caymus Holding, as pledgor, the Administrative Agent, as pledgee, governed by the laws of the Grand Duchy of Luxembourg;

Sixth Amended and Restated Credit Agreement

12.

Amendment and Restatement Agreement to the Account Pledge Agreement dated on August 17, 2022 dated July 25, 2024 among Groth Holding, as pledgor, the Administrative Agent, as pledgee, governed by the laws of the Grand Duchy of Luxembourg;

13.

Master Security Confirmation and Amendment Agreement to the Pledge Agreements dated June 25, 2025, among the Canadian Borrower, as pledgor, Groth Holding, as pledgor and company, Caymus Holding, as pledgor and company and the Administrative Agent, as pledgee, governed by the laws of the Grand Duchy of Luxembourg;

14.

Amended and Restated Deed of Charge Over Bullion Account with respect to the BMO Bullion Account Agreement dated July 8, 2020 between the Mexican Borrower and Bank of Montreal, dated August 17, 2022 among the Mexican Borrower and the Administrative Agent, governed by the law of England and Wales;

15.

Supplemental Deed of Charge Over Bullion Account with respect to the BMO Bullion Account Agreement dated August 3, 2023 between the Mexican Borrower and the Administrative Agent, governed by the law of England and Wales;

16.

Supplemental Deed of Charge Over Bullion Account with respect to the BMO Bullion Account Agreement dated July 25, 2024 between the Mexican Borrower and the Administrative Agent, governed by the law of England and Wales;

17.

Supplemental Deed of Charge Over Bullion Account with respect to the BMO Bullion Account Agreement dated June 25, 2025 between the Mexican Borrower and the Administrative Agent, governed by the law of England and Wales;

18.

Seventh Amendment Agreement to the Irrevocable Administration and Security Trust Agreement (Séptimo Convenio Modificatorio al Contrato de Fideicomiso de Administración y Garantía) dated as of June 25, 2025 among, Groth Holding, TGRXM, and the Mexican Borrower, as settlors and second beneficiaries, the Administrative Agent, as the first beneficiary and the Mexican Trustee, as trustee, governed by the federal laws of Mexico;

19.

Seventh Amendment Agreement to the Non Possessory Pledge Agreement (Séptimo Convenio Modificatorio al Contrato de Prenda sin Transmisión de Posesión) dated as of June 25, 2025 among, the Mexican Borrower, as pledgor, and the Administrative Agent, as the pledgee, governed by the federal laws of Mexico;

20.

Seventh Amendment Agreement to the Stock Pledge Agreement (Séptimo Convenio Modificatorio al Contrato de Prenda sobre Acciones) dated as of June 25, 2025 among, Groth Holding, as pledgor, the Administrative Agent, as the pledgee, and the Mexican Borrower with respect the shares of the Mexican Borrower, governed by the federal laws of Mexico;

21.

Seventh Amendment Agreement to the Non Possessory Pledge Agreement (Séptimo Convenio Modificatorio al Contrato de Prenda sin Transmisión de Posesión) dated as of June 25, 2025 among, TGRXM, as pledgor, and the Administrative Agent, as the pledgee, governed by the federal laws of Mexico; and

- 2 -	Sixth Amended and Restated Credit Agreement

22.

Seventh Amendment Agreement to the Stock Pledge Agreement (Séptimo Convenio Modificatorio al Contrato de Prenda sobre Acciones) dated as of June 25, 2025 among, Caymus Holding, as pledgor, the Administrative Agent, as the pledgee and TGRXM with respect the shares of TGRXM, governed by the federal laws of Mexico.

- 3 -	Sixth Amended and Restated Credit Agreement

SCHEDULE I

QUALIFIED AFFILIATE INSTRUMENT OF ADHESION

TO:	Bank of Montreal, as Administrative Agent

AND TO:	THE OTHER PARTIES TO THE CREDIT AGREEMENT REFERRED TO BELOW

Reference is made to the sixth amended and restated credit agreement made as of June 25, 2025, (as amended to the date hereof, the “Credit Agreement”) between, inter alia, Torex Gold Resources Inc., as Canadian Borrower, Minera Media Luna, S.A. DE C.V., as Mexican Borrower, the Lenders named therein and Bank of Montreal, as Administrative Agent of the Finance Parties (in that capacity, the “Administrative Agent”). Terms defined in the Credit Agreement are used herein as therein defined.

WHEREAS the Credit Agreement provides that an Affiliate of a Lender may become a Qualified Affiliate under the Credit Agreement if it executes this instrument and delivers it to the Administrative Agent;

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the undersigned, the undersigned hereby represents, warrants and covenants as follows:

1.

By executing this instrument, the undersigned hereby covenants and agrees to be bound by the terms and conditions of the Credit Agreement as a Qualified Affiliate, including all amendments, supplements and additions thereto, deletions therefrom and restatements thereof, solely as relates to the terms and conditions set forth in Article 14 of the Credit Agreement.

2.	The undersigned hereby acknowledges that it has been provided with a copy of the Credit Agreement.

DATED this     day of        ,   .

[INSERT NAME OF QUALIFIED AFFILIATE]

By:
Name:
Title:

Sixth Amended and Restated Credit Agreement

SCHEDULE J

[INTENTIONALLY DELETED]

Sixth Amended and Restated Credit Agreement

SCHEDULE K

MATERIAL CONTRACTS

Material Contracts

1.

All TOAs (as defined in the Perfection Certificate in respect of the Mexican Borrower) with surface rights owners and other land access agreements reached with individual parcel landowners or Ejido authorities, which provide access to water and to carry out road development and improvements noted as material in Schedule 1-9 of the Perfection Certificate in respect of the Mexican Borrower); and

2.	Royalty of 2.5% payable to the Mexican Government on minerals sold mined under concession Reducción Morelos Norte (title #224522),

(collectively, the “Ejido Agreements”).

Sixth Amended and Restated Credit Agreement

SCHEDULE L

CAPITAL OF PLEDGED OBLIGORS

Pledged Obligor	Authorized Capital	Issued Capital	Owner of Record	Percentage of Interest Pledged
Mexican Borrower	[REDACTED – commercially sensitive information]	[REDACTED – commercially sensitive information]	[REDACTED – commercially sensitive information] share held by Groth Holding	100%
			[REDACTED – commercially sensitive information] shares held by [REDACTED – commercially sensitive information], in its capacity as Trustee	100%

Caymus Holding	N/A	[REDACTED – commercially sensitive information]	Canadian Borrower	100%

Groth Holding	N/A	[REDACTED – commercially sensitive information]	Caymus Holding	100%

TGRXM	[REDACTED – commercially sensitive information]	[REDACTED – commercially sensitive information]	[REDACTED – commercially sensitive information] common share held by Caymus Holding	100%

Sixth Amended and Restated Credit Agreement

Pledged Obligor	Authorized Capital	Issued Capital	Owner of Record	Percentage of Interest Pledged

			[REDACTED – commercially sensitive information] common shares held by [REDACTED – commercially sensitive information], in its capacity as Trustee	100%

- 2 -	Second Amended and Restated Credit Agreement - Consolidated Copy

SCHEDULE M

PROJECT AUTHORIZATIONS

1.	Exploitation and Exploration Permits:

(a)	Title 224522 - Reducción Morelos Norte

(b)	Title 217558 - Apaxtla 2

(c)	Title 214331 - El Cristo

(d)	Title 214334 - San Francisco

(e)	Title 214333 - El Anono

(f)	Title 214332 - El Palmar

(g)	Title 188793 - La Fe

2.	Concession to extract underground water issued by CONAGUA (National Water Commission of Mexico) on December 5, 2011 by means of Title No. 04GRO150254/18EMDL11.

3.

Environmental Impact Resolution for the East Service Road issued by SEMARNAT (Secretariat for the Environment and Natural Resources) on March 20, 2012 No. DFG-UGA-DIRA-306-2012 NO. DE REF.11267 4, as subsequently modified to include changes in road design by means of Resolution No. UGA-DIRA-1880-2012 on December 14, 2012.

4.

Environmental Impact Resolution for the Morelos Project issued by SEMARNAT on May 15, 2013, No. S.G.P.A./DGIRA/DG.-03171 as subsequently modified by Environmental Impact Resolution issued by SEMARNAT on February 17, 2016, No. SGPA/DGIRA/DG/0994 (the “MIA”).

5.	Permit to change the use of land issued by SEMARNAT on December 2, 2013 pursuant to Resolution No. DFG.SGPARN.UARRN.907/2013.

6.	Unified Environmental Impact and Change in Land Use Resolution No. DFG.SGPARN.UARRN.495/2014 issued by SEMARNAT on April 30, 2014.

7.	Permit to change the use of land issued by SEMARNAT on May 29, 2014 pursuant to Resolution No. DFG.SGPARN.UARRN.521/2014.

8.	Environmental Impact Resolution for the relocation of La Fundacion and Real del Limon issued by SEMAREN on May 19, 2014, No. SEMAREN/DIAOT/081/05/14.

9.	Permit to change the use of land issued by SEMARNAT on November 14, 2014 pursuant to Resolution No. DFG.SGPARN.UARRN.1198/2014.

Sixth Amended and Restated Credit Agreement

10.	Effluent discharge permit issued by CONAGUA on August 28, 2016, No. SGPA/DGIRA-DG-05782.

11.	Accident prevention plan approved by SEMARNAT pursuant to Permit No. DGGIMAR.710.006065 dated June 27, 2016 and DGGIMAR.710.0003758 dated May 12, 2017.

12.	Amendment to the MIA approved by SEMARNAT pursuant to Document No. SGPA/DGIRA/DG/08202 dated November 1, 2016, to permit the El Limon Deep and Sub-Sill ramp extension.

13.

Amendment to the MIA approved by SEMARNAT pursuant to Document No. SGPA/DGIRA/DG/07100 dated September 26, 2017, to provide approval of the Morelos Project Phase II Regional MIA, including the El Limon Sur pit and dump complex, fugitive areas at the ELG mine, and the water well near to Pond 8.

14.	Amendment to the MIA approved by SEMARNAT pursuant to Document No. SGPA/DGIRA/DG/02664 dated April 11, 2018, to approve the operation of the SART plant.

15.	Approval of the extension to the underground exploration work at El Limon Deeps / Sub-sill by SEMARNAT pursuant to Document No. SGPA/DGIRA/DG/07549 dated October 11, 2017.

16.

Extension granted by SEMARNAT in November 2019 under document number GRO.UARRN.1090/2019 with respect to the permit to change the use of land originally issued by SEMARNAT on November 14, 2014 pursuant to Resolution No. DFG.SGPARN.UARRN.1198/2014.

17.

On November 10, 2020, the Estudio Técnico Justificativo (ETJ) for the Media Luna South Portal Project was approved by the State Forestry Committee as part of the evaluation procedure by the Secretariat for the Environment and Natural Resources (SEMARNAT) Division in the State of Guerrero. (Officio no. GRO.UARRN.0824/2020).

18.

On March 25, 2021, an amendment to the Morelos Project Phase II Regional MIA was approved by SEMARNAT pursuant to Document No. SGPA/DGIRA/DG/014545 to include Media Luna South Portal Project and tunnel under the Balsas River.

19.

On September 30, 2022, SEMARNAT notified the positive Resolution of the integration of the MIA authorizations (MIA Integral) for the MIA issued in 2013, the MIA Morelos Mining Project Phase II and MIA solar plant notified by official letter No. SRA/DGIRA/DG-05163-22.

20.	On May 3, 2023, an environmental impact authorization was approved by SEMARNAT pursuant to Document No SRA/DGIRA/DG-01585-23 to permit the first amendment of the Morelos Mining Complex MIA.

- 2 -	Sixth Amended and Restated Credit Agreement

21.	On January 23, 2023, a registry approval was approved by SEMARNAT pursuant to Document No 12-PMG-I-4649-2023 for the hazardous waste management plan.

22.	On December 15, 2023, a registry approval was approved by SEMARNAT pursuant to Document No 12-PMG-I-0242-2023 for the mining waste management plan.

23.	On June 5, 2023, a permit application was approved by CONAGUA pursuant to Document B00.911.35-2024 (Exp. 2S.3.10/00063-2021) for the modification of water concession title 04GRO150254.

24.	On June 5, 2023, a permit application was approved by CONAGUA pursuant to Document B00.911.01.-0186 (Exp. GRO-L-0032-12-12-22) for the issuance of residual water discharge permit 858820.

25.	On June 13, 2023, a permit application was approved by CONAGUA pursuant to Document B00.2.01.-0238 (Exp. GRO-C-0081-05-06-24) for the issuance of residual water discharge permit 04GRO161025.

26.

On August 10, 2023, an environmental impact authorization was approved by SEMAREN (Guerrero State´s Secretariat of Environmental and Natural Resources) pursuant to Document No SEMAREN/J/926/2023 to permit the ELG landfill construction project.

27.	On September 26, 2023, an application request was approved by SEMARNAT pursuant to Document No 132/OR-GRO-UGA-MIC/279/2023 for modification of the environmental license (LAU) No LAU-12/009-2016.

28.	On November 10, 2023, an environmental impact authorization was approved by SEMARNAT pursuant to Document No SRA/DGIRA/DG-04309-23 to permit the second amendment of the Morelos Mining Complex MIA.

29.

On December 11, 2023, a registration request was approved by CRE pursuant to Document No UE-240/69896/2023 for the update of RUC registry No CRE/RUC/043/2023 due to incremental of maximum demand limit to 76,000 kW.

30.	On August 22, 2024, an application request was approved by SEMAREN pursuant to Document No SEMAREN/J/836/2024 to authorize the registration of the special handling waste (RME) management plan.

31.	On August 29, 2024, a permit request was approved by CRE pursuant to Title No E/2327/GEN/2024 (Resolution No RES/1683/2024) for authorization to generate power at the solar plant.

32.

On October 25, 2024, an application request was approved by CNSNS pursuant to Title No A00.200/1084/2020 (Exp No A00.1S.04/2502/2024) for amendment of authorization for use of sealed radioactive sources in industrial meters and analyzers.

- 3 -	Sixth Amended and Restated Credit Agreement

SCHEDULE N

[INTENTIONALLY DELETED]

Sixth Amended and Restated Credit Agreement

SCHEDULE O

INSURANCE

1.

The Borrowers shall, and shall cause each other Obligor to, insure and keep insured, with insurers, for risks, in amounts in a manner consistent with industry practice for a similarly situated prudent mining company, all of such Obligor’s assets, property and undertaking.

2.	[Intentionally Deleted]

3.

The Borrowers shall, and shall cause each other Obligor to, ensure that all premiums required to be paid in order to ensure that the policies referred to in this Schedule O are in full force and effect, shall be paid as and when the same shall become due and payable and shall otherwise comply with each other term and condition of such policies so as to ensure that such policies are, and shall continue, in full force and effect.

4.

All of the insurance policies relating to the Project shall specify the Administrative Agent (on behalf of the Finance Parties) as an additional insured in respect of the general liability policy and the Administrative Agent (on behalf of the Finance Parties) and as an additional insured and loss payee (as its interest may appear), as applicable, under all property and builder’s all risk insurance policies and marine cargo policies, and contain such endorsements in favour of the Administrative Agent as the Administrative Agent shall reasonably require (including that the applicable policy shall not be invalidated as against the Finance Parties by reason of any action or failure to act of an Obligor or any other Person).

5.	[Intentionally Deleted]

6.	[Intentionally Deleted]

7.

The Obligors shall cause proceeds, if any, of all property, marine cargo and builder’s all risk insurance maintained by the Obligors pursuant to this agreement in respect of the Project to be applied as follows:

(a)

in the absence of an Event of Default that is continuing, all proceeds from builder’s all risks, marine cargo or all risks property insurance required to be maintained under this agreement which has been received by an Obligor may, subject to Section 9.6 of the Credit Agreement, be applied by the applicable Obligor to the repair, replacement or restoration of the assets in respect of which the relevant proceeds were received or for reimbursement of the Person which effected such repair, replacement or restoration; and

(b)

subject to paragraph 11 of this Schedule O , during the occurrence and continuance of an Event of Default, all proceeds from property insurance shall be paid to the Administrative Agent and applied as the Majority Lenders shall determine, in their sole discretion.

Sixth Amended and Restated Credit Agreement

8.	All amounts received by an Obligor in respect of any liability insurance may be paid directly to the third party suffering the loss to which such amount relates.

9.	[Intentionally Deleted]

10.

For the avoidance of doubt, no Finance Party shall be under any obligation to the underwriters, insurance companies, or brokers by or through whom any policy of insurance referred to in this Schedule O shall be effected.

11.	For certainty, any insurance proceeds arising from the relevant Secured Assets on or after the Enforcement Date shall be applied in accordance with Section 14.24 of this agreement.

- 2 -	Sixth Amended and Restated Credit Agreement

Appendix 1

[Intentionally Deleted]

- 3 -	Sixth Amended and Restated Credit Agreement

[SCHEDULE P

INTENTIONALLY DELETED]

Sixth Amended and Restated Credit Agreement

SCHEDULE Q

[RESERVED]

Sixth Amended and Restated Credit Agreement

SCHEDULE R

[INTENTIONALLY DELETED]

Sixth Amended and Restated Credit Agreement

SCHEDULE S

[RESERVED]

Sixth Amended and Restated Credit Agreement

SCHEDULE T

[INTENTIONALLY DELETED]

Sixth Amended and Restated Credit Agreement

SCHEDULE U

REIMBURSEMENT INSTRUMENT

TO:	Bank of Montreal, as Administrative Agent Attention: [REDACTED – personal information] Email: [REDACTED – personal information]

RE:	Sixth amended and restated credit agreement dated as of June 25, 2025 (as amended to the date hereof, the “Credit Agreement”) between, inter alia, Torex Gold Resources Inc., as Canadian Borrower, Minera Media Luna, S.A. DE C.V., as Mexican Borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Finance Parties

For good and valuable consideration, the undersigned hereby agrees to immediately reimburse the relevant Issuing Lender (as defined in the Credit Agreement) the amount of each and any demand or other request for payment presented to and paid by such Issuing Lender in accordance with each Letter (as defined in the Credit Agreement) issued by such Issuing Lender on behalf of the undersigned (even if, under laws applicable to the rights of the beneficiary of such Letter, a demand or other request for payment is validly presented after expiry of such Letter).

DATED as of the     day of        ,   .

[NAME OF GUARANTOR]

By:

By:

Sixth Amended and Restated Credit Agreement

SCHEDULE V

APPLICABLE RATES

Level	Net Leverage Ratio	Term Benchmark Loan interest rate margin and Financial Letter issuance fee rate	Base Rate Loan interest rate margin	Non-Financial Letter issuance fee rate	Commitment Fee
I	[REDACTED – commercially sensitive information]	[REDACTED – commercially sensitive information]% per annum	[REDACTED – commercially sensitive information] % per annum	[REDACTED – commercially sensitive information]% per annum	[REDACTED – commercially sensitive information]% per annum

II	[REDACTED – commercially sensitive information]	[REDACTED – commercially sensitive information]% per annum	[REDACTED – commercially sensitive information] % per annum	[REDACTED – commercially sensitive information]% per annum	[REDACTED – commercially sensitive information]% per annum

III	[REDACTED – commercially sensitive information]	[REDACTED – commercially sensitive information]% per annum	[REDACTED – commercially sensitive information] % per annum	[REDACTED – commercially sensitive information]% per annum	[REDACTED – commercially sensitive information]% per annum

IV	[REDACTED – commercially sensitive information]	[REDACTED – commercially sensitive information]% per annum	[REDACTED – commercially sensitive information] % per annum	[REDACTED – commercially sensitive information]% per annum	[REDACTED – commercially sensitive information]% per annum

Sixth Amended and Restated Credit Agreement

SCHEDULE W

APPLICABLE SUSTAINABILITY MARGIN ADJUSTMENT TABLE

The Applicable Sustainability Margin Adjustment shall be effective in accordance with Section 11.3(x) and the Adjustment to the Applicable Margin (including, for certainty, to the Commitment Fee), shall be determined in accordance with each the following relevant charts:

Climate KPIs: [REDACTED – commercially sensitive information]

Safety KPI: [REDACTED – commercially sensitive information]

RGMP KPI [REDACTED – commercially sensitive information]

Sixth Amended and Restated Credit Agreement

SCHEDULE X

SUSTAINABILITY COMPLIANCE CERTIFICATE

TO:	Bank of Montreal, as Administrative Agent and as Sustainability Structuring Agent [contact details]

TO:	ING Capital LLC, as Sustainability Structuring Agent [contact details]

FROM:	[•] (the “Canadian Borrower”)

RE:	Sixth amended and restated credit agreement dated as of June 25, 2025 (as may be further amended, restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), between, among others, the Agent, the Canadian Borrower, Minera Media Luna, S.A. DE C.V., as a borrower, and the Lenders

DATE:	[•]

This Sustainability Certificate (this “Certificate”) is furnished pursuant to Section 11.3(x) of the Credit Agreement. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement.

The undersigned hereby certifies solely in [his/her] capacity as [Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Treasurer, Assistant Treasurer, Controller or Senior Vice President of Finance] of the Canadian Borrower and not in an individual capacity (and without personal liability) that:

1.

I am the duly elected [Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Treasurer, Assistant Treasurer, Controller or Senior Vice President of Finance] of the Canadian Borrower, and I am authorized to deliver this Certificate on behalf of the Canadian Borrower;

2.

Attached as Annex A hereto are the calculations of SPT Metrics for the 20[  ] Fiscal Year, and evidences the Canadian Borrower’s qualification for an Applicable Sustainability Margin Adjustment equal to [+][-][  ]% per annum on the Applicable Margin and consequently [+][-][  ]% on the Commitment Fee.

3.

Attached as Annex B hereto is a true and complete copy of the limited assurance report from a Sustainability Metric Auditor for the GHG Emissions Intensity, the Percentage of Renewable Energy, and the Safety KPI confirming that the Sustainability Metric Auditor is not aware of any modifications that should be made to such computations in order for them to be presented in all material respects in conformity with the applicable reporting criteria;

Sixth Amended and Restated Credit Agreement

4.	Attached as Annex C a true and complete copy of the [REDACTED – commercially sensitive information]; and

5.	[Attached as Annex D hereto is a true and complete copy of the Annual Responsible Gold Mining Report [REDACTED – commercially sensitive information].]

6.	[Attached as Annex E hereto is attestation from a Senior Officer of the Canadian Borrower that the [REDACTED – commercially sensitive information].]

7.	[Attached as Annex F hereto is a true and complete copy of the RGMP Progress Report [REDACTED – commercially sensitive information].]

8.	[Attached as Annex G hereto is a true and complete copy of the RGMP Conformance [REDACTED – commercially sensitive information].]

9.	[Attached as Annex H hereto is a true and complete copy of the RGMP Continued Conformance [REDACTED – commercially sensitive information].]

DATED as of the       day of            ,     .

(Signature)
(Name - please print)
(Title of Senior Financial Officer)

Sixth Amended and Restated Credit Agreement

SCHEDULE Y

MEZCALA SUBSTATION

[REDACTED – commercially sensitive information]

Sixth Amended and Restated Credit Agreement

SCHEDULE Z

FORM OF ACCORDION AGREEMENT

Reference is made to that certain sixth amended and restated credit agreement dated as of June 25, 2025 (as such agreement may be amended, supplemented, amended and restated, novated or otherwise modified and in effect from time to time, the “Credit Agreement”) between, inter alia, Torex Gold Resources Inc., as Canadian Borrower, Minera Media Luna, S.A. DE C.V., as Mexican Borrower, the Lenders named therein and Bank of Montreal, as administrative agent of the Finance Parties. Capitalized terms used but not otherwise defined herein shall have the respective meanings assigned in the Credit Agreement.

RECITALS:

Pursuant to Section 2.5(d) of the Credit Agreement, the Borrowers wish to designate the Accordion Lender defined below as a Lender under the Credit Agreement.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged, the Borrowers, the Lenders, the Administrative Agent and [•] (the “Accordion Lender”), hereby agree as follows:

1.

The Credit Agreement shall, henceforth from the date of the execution and delivery of this Accordion Agreement but subject always to Section 2.5(f) of the Credit Agreement, be read and construed as if the Accordion Lender were party to the Credit Agreement having all the rights and obligations of a Lender under the Credit Agreement having the Individual Commitment with respect to the Credit Facility set out in paragraph 2 below. Accordingly all references in any Credit Documents to (a) any “Lender” shall be treated as including a reference to the Accordion Lender and (b) the Credit Agreement shall be treated as a reference to the Credit Agreement as supplemented by this Accordion Agreement to the intent that this Accordion Agreement and the Credit Agreement shall be read and construed together as one single agreement.

2.

The Individual Commitment of the Accordion Lender with respect to the Credit Facility, and the address and the email address for the purposes of notices as provided in Section 15.1 of the Credit Agreement, are set out in the attached Schedule A.

3.	The Accordion Lender represents and warrants to each of the other parties to the Credit Agreement that it has been provided with a copy of the Credit Agreement.

4.

The Accordion Lender irrevocably authorizes and directs the Administrative Agent, as its attorney and agent, with full power of substitution and delegation, to complete, execute and deliver on behalf of the Accordion Lender each Credit Document to be executed by it or on its behalf and each agreement, document and instrument to be executed by it or on its behalf pursuant to each Credit Document, and to take such action on its behalf as may be authorized or directed pursuant to any such Credit Document.

5.	This Accordion Agreement may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and

Sixth Amended and Restated Credit Agreement

delivered shall be deemed to be an original and all of which taken together shall constitute but one and the same instrument. Transmission of an executed signature page of this Accordion Agreement by e-mail in pdf format shall be effected as delivery if a manually executed counterpart hereof.

6.	This Accordion Agreement shall be governed by, and interpreted in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

IN WITNESS WHEREOF, the parties hereto have caused this Accordion Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the       day of             ,    .

TOREX GOLD RESOURCES INC.

as a Borrower	as Accordion Lender

By:	By:

Title:	Title:

MINERA MEDIA LUNA, S.A. DE C.V.

as a Borrower

By:

Title:

Sixth Amended and Restated Credit Agreement

BANK OF MONTREAL, as Administrative Agent

By:

Title:

By:

Title:

Sixth Amended and Restated Credit Agreement

SCHEDULE A

INDIVIDUAL COMMITMENTS

Name and Address of Lender	Individual Commitment

[•] [•] [•] Attention: [•] Email: [•]	Credit Facility: U.S.$[•]

Sixth Amended and Restated Credit Agreement